FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 001-14554

Banco Santander-Chile
Santander-Chile Bank
(Translation of Registrant’s Name into English)

Bandera 140
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Table of Contents

Item

1.	First Quarter Earnings Report
2.	March 2013 Financial Statements in English

IMPORTANT NOTICE

Banco Santander-Chile is a Chilean bank and maintains its financial books and records in Chilean pesos. The consolidated interim unaudited financial statements included in this report have been prepared in accordance with Chilean accounting principles issued by the Superintendency of Banks and Financial Institutions (“Chilean Bank GAAP” and the “SBIF,” respectively). The accounting principles issued by the SBIF are substantially similar to International Financial Reporting Standards (“IFRS”),  but there are some exceptions. Therefore, the consolidated interim unaudited financial statements included in this 6-K have some differences compared to the financial statements filed in our Annual Report on Form 20-F for the year ended December 31, 2012 (the “Annual Report”). For further details and a discussion of the main differences between Chilean Bank GAAP and IFRS, please see “Item 5. Operating and Financial Review and Prospects—A. Accounting Standards Applied in 2012” of our Annual Report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER-CHILE
Date:	May 20, 2013	By:	/s/ Cristian Florence
			Name:	Cristian Florence
			Title:	General Counsel

1Q 2013
Banco Santander Chile
Earnings Report

Santander
un banco para tus ideas

CONTACT INFORMATION Robert Moreno Manager, Investor Relations Department Banco Santander Chile Bandera 140 Piso 19	Santiago, Chile Tel: (562) 2320-8284 Fax: (562) 2671-6554 Email: rmorenoh@santander.cl Website: www.santander.cl

SECTION 1: SUMMARY OF RESULTS

Lower inflation and a higher tax rate reduces profitability in 1Q13

In 1Q13, Net income attributable to shareholders totaled Ch$80,879 million (Ch$0.43 per share and US$0.36/ADR). Compared to 4Q12 (from now on QoQ), net income decreased 28.9% and 31.7% compared to 1Q13 (from now on YoY). During the quarter, the lower inflation temporarily reduced net interest income and profitability. The higher statutory tax rate also lowered profitability.

The lower inflation mainly affected results at the beginning of the quarter. As the quarter progressed, the Bank’s commercial activity began to rebound with record loan growth in retail banking in March and higher profitability.

For the whole 1Q13, net interest income decreased 12.9% QoQ and 7.4% YoY. The net interest margin (NIM) in 1Q13 reached 4.7% compared to 5.5% in 4Q12 and 5.3% in 1Q12. The lower net interest margin income in the quarter was mainly due to the quarterly fluctuations of inflation. In 1Q13, the variation of the Unidad de Fomento (an inflation indexed currency unit), was 0.13% compared to 1.11% in 4Q12 and 1.07% in 1Q12. It is important to point out that the Bank has more assets than liabilities linked to inflation and, as a result, margins have a positive sensitivity to variations in inflation. Therefore, the QoQ decline in inflation was an important factor that explains the reduction in net interest income and profitability in the quarter.

Loan growth accelerating in segments the Bank has targeted for growth

In 1Q13, total loans increased 1.2% QoQ and 7.4% YoY. In the quarter, loan growth continued to accelerate in the markets the Bank is targeting the most: high-income individuals, SMEs and middle market of companies. Loans in these combined markets increased 3.1% QoQ and 11.4% YoY. Loans to high-income individuals increased 2.9% QoQ. Lending to SMEs (defined as companies that sell less than Ch$1,200 million per year) expanded 1.4% QoQ and 9.8% YoY, reflecting the Bank’s consistent focus on this segment. In the quarter, the Bank also focused its loan growth in the middle-market companies segment (companies with annual sales between Ch$1,200 million and Ch$10,000 million per year), which increased 4.4% QoQ and 14.7% YoY.

Solid growth of core deposits

Customer funds (deposits + mutual funds) increased 2.6% QoQ and 5.1% YoY. Core deposits (demand and time deposits from our retail and corporate clients) expanded 12.4% YoY. Core deposits now represent 83% of the Bank’s total deposit base. This should help support net interest margins in 2013.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

Asset quality stabilizing in consumer loans

Net provision for loan losses in the quarter totaled Ch$92,858 million an increase of 2.7% QoQ and 18.6% YoY. Net provision expense in consumer loans, which represent 63% of total provision expense, decreased 1.0% QoQ and 3.8% YoY. This reflects the different measure carried out by the Bank to improve credit risk. This includes focus loan growth in the higher end of the consumer market, tightening admissions policies, improving the collections process and updating the consumer provisioning models (performed in 3Q12). The measures mentioned above have gradually resulting in a stabilization of asset quality in consumer lending. Consumer NPLs decreased 2.7% QoQ. The coverage of consumer NPLs reached 226.4% in 1Q13 compared to 224.0% in 4Q12. At the same time, the amount of impaired consumer loans (consumer NPLs + renegotiated consumer loans) has evolved favorably. This tends to be a leading indicator for the evolution of future charge-offs. The improved collection efforts have also led to an important rise in loan loss recoveries, especially in consumer lending. Total loan loss recoveries increased 113.3% YoY. In this same period, consumer loan loss recoveries increased 146.3% YoY.

Cost growth moderates as key projects advance

Operating expenses in 1Q13 decreased 3.9% QoQ and increased 7.7% YoY. The efficiency ratio reached 41.8% in 1Q13. Administrative expenses increased 9.0% YoY as the Bank continued with its Transformation Projects aimed at enhancing productivity in retail banking. Going forward, though, administrative expenses should grow at a slower pace as many of these projects are finalizing. The 3.1% YoY increase in personnel expenses in 1Q13 reflects the stable evolution of the Bank’s headcount. Personnel expenses should experience moderate growth in the rest of the year as headcount levels should not grow significantly.

Core capital ratio reached 10.9%. Dividend yield of 3.8%

Shareholders’ equity totaled Ch$2,194,025 million (US$4.6 billion) as of March 31, 2013. Core capital reached 10.9% and the Bank’s BIS ratio reached 13.9% at the same date. The Bank’s Board will also submit for shareholder approval on April 29, 2013 its annual dividend equivalent to 60% of 2012 net income (Ch$1.24/share) equivalent to a dividend yield of 3.8% on the day before the ex-dividend date in Chile. ROAE in the quarter reached 15.0%.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

Banco Santander Chile: Summary of Quarterly Results1

	Quarter			Change %
(Ch$ million)	1Q13	4Q12	1Q12	1Q13 / 1Q12	1Q13 / 4Q12
Net interest income	246,481	282,991	266,072	(7.4%)	(12.9%)
Fee income	64,254	66,837	68,691	(6.5%)	(3.9%)
Core revenues	310,735	349,828	334,763	(7.2%)	(11.2%)
Financial transactions, net	22,262	18,134	19,303	15.3%	22.8%
Provision expense	(92,858)	(90,387)	(78,281)	18.6%	2.7%
Operating expenses	(135,245)	(140,665)	(125,610)	7.7%	(3.9%)
Operating income, net of provisions and costs	104,894	136,910	150,175	(30.2%)	(23.4%)
Other operating & Non-op. Income	(24,015)	(23,193)	(31,820)	(24.5%)	3.5%
Net income attributable to shareholders	80,879	113,717	118,355	(31.7%)	(28.9%)
Net income/share (Ch$)	0.43	0.60	0.63	(31.7%)	(28.9%)
Net income/ADR (US$)1	0.36	0.50	0.51	(29.2%)	(28.0%)
Total loans	19,100,415	18,876,079	17,792,081	7.4%	1.2%
Deposits	14,115,349	14,082,232	13,392,489	5.4%	0.2%
Shareholders’ equity	2,194,025	2,134,778	2,065,995	6.2%	2.8%
Net interest margin	4.7%	5.5%	5.3%
Efficiency ratio	41.8%	39.9%	36.8%
Return on average equity2	15.0%	21.6%	23.3%
NPL / Total loans3	3.21%	3.17%	2.92%
Coverage NPLs	91.0%	92.0%	100.7%
Risk index4	2.92%	2.91%	2.94%
Cost of credit5	1.94%	1.92%	1.76%
Core capital ratio	10.9%	10.7%	11.2%
BIS ratio	13.9%	13.7%	14.8%
Branches	497	499	499
ATMs	2,011	2,001	1,949
Employees	11,679	11,713	11,572
1.
The change in earnings per ADR may differ from the change in earnings per share due to exchange rate movements. Earnings per ADR was calculated using the Observed Exchange Rate Ch$472.54 per US$ as of March 31, 2013.

2.	Annualized Quarterly net income attributable to shareholders / Average equity attributable to shareholders in the quarter.
3.	NPLs: Non-performing loans: full balance of loans with one installment 90 days or more overdue.
4.	Risk Index: Loan loss allowances / Total loans: measures the percentage of loans the banks must provision for given their internal models and the Superintendency of Banks guidelines.
5.	Cost of credit: Provision expenses annualized divided by total loans.

1 On January 1, 2013, the Bank applied the modifications to IAC 19 relating to Employee Pension Benefits. This change was applied retroactively to 2012 figures which resulted in lower assets and liabilities of Ch$786 million and a higher net income of Ch$315 million, all charged to 4Q12 figures in this report.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

SECTION 2: BALANCE SHEET ANALYSIS

LOANS

Loan growth continues to accelerate in the markets the Bank has targeted for growth in 2013

Loans	Quarter ended,			% Change
(Ch$ million)	Mar-13	Dec-12	Mar-12	Mar. 13 / 12	Mar. 13 / Dec. 12
Total loans to individuals1	9,837,213	9,741,412	9,376,934	4.9%	1.0%
Consumer loans	3,165,550	3,115,477	2,963,104	6.8%	1.6%
Residential mortgage loans	5,309,837	5,271,581	5,162,473	2.9%	0.7%
SMEs	2,860,666	2,821,060	2,604,565	9.8%	1.4%
Total retail lending	12,697,879	12,562,472	11,981,499	6.0%	1.1%
Institutional lending	369,751	355,518	347,818	6.3%	4.0%
Middle-Market & Real estate	4,236,766	4,058,693	3,692,576	14.7%	4.4%
Corporate	1,806,957	1,863,595	1,881,429	(4.0%)	(3.0%)
Total loans 2	19,100,415	18,876,079	17,792,081	7.4%	1.2%
1.	Includes consumer loans, residential mortgage loans and other commercial loans to individuals.
2.	Total loans gross of loan loss allowances. Total loans include other non-segmented loans and excludes interbank loans.

In 1Q13, total loans increased 1.2% QoQ and 7.4% YoY. In the quarter, loan growth continued to accelerate in the markets the Bank is targeting the most: high-income individuals, SMEs and middle market of companies. Loans in these combined markets increased 3.1% QoQ and 11.4% YoY. This is in line with the Bank’s strategy for 2013 of expanding loan volumes with a clear focus on spreads, net of provisions.

Loans to individuals, which include consumer, mortgage and commercial loans to individuals, increased of 1.0% QoQ in 3Q12 and 4.9% YoY. In the quarter, the Bank focused on expanding its loan portfolio in higher income segments, while remaining more selective in the mass consumer market. By products, total consumer loans increased 1.6% QoQ (6.8% YoY) and residential mortgage loans expanded 0.7% QoQ (2.9% YoY). Loans to high-income individuals increased 2.9% QoQ and 9.8% YoY. Lending to SMEs (defined as companies that sell less than Ch$1,200 million per year) expanded 1.4% QoQ (9.8% YoY), reflecting the Bank’s consistent focus on this segment.

In 4Q12, the Bank also focused its loan growth in the middle-market segment (companies with annual sales between Ch$1,200 million and Ch$10,000 million per year), which increased 4.4% QoQ and 14.7% YoY. This segment continues to show healthy loan demand given the high level of

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

investment in the Chilean economy, which is expected to reach approximately 26% of GDP. This segment is also generating more and more business volumes in other areas such as cash management, which has helped to drive the rise in core deposits (See Funding).

In the large corporate segment (companies with sale over Ch$10,000 million per year or that are part of a large foreign or local economic group), loans decreased 3.0% QoQ and 4.0% YoY. The sharp turn-around in the cost of external funding for companies throughout the second half of 2012 resulted in lower local loan demand from these clients and pre-payment of some large corporate loans. The Bank’s non-lending business with these clients, especially cash management services continues to thrive.

FUNDING

Improving the funding mix

Funding	Quarter ended,			% Change
(Ch$ million)	Mar-13	Dec-12	Mar-12	Mar. 13 / 12	Mar. 13 / Dec. 12
Demand deposits	4,964,239	4,970,019	4,566,890	8.7%	(0.1%)
Time deposits	9,151,110	9,112,213	8,825,599	3.7%	0.4%
Total deposits	14,115,349	14,082,232	13,392,489	5.4%	0.2%
Mutual funds (off-balance sheet)	3,112,174	2,713,776	2,995,292	3.9%	14.7%
Total customer funds	17,227,523	16,796,008	16,387,781	5.1%	2.6%
Loans to deposits1	102.7%	101.6%	98.4%
1.	(Loans - marketable securities that fund mortgage loans) / (Time deposits + demand deposits).

Customer funds (deposits + mutual funds) increased 2.6% QoQ and 5.1% YoY. Total deposits grew 0.2% QoQ and grew 5.4% YoY. In the quarter, the Bank’s funding strategy was focused on increasing core deposits while lowering deposits from institutional sources, which are more expensive, as the Bank normalized its liquidity levels. This following the large liquidity surplus the Bank maintained throughout most of 2012. As a result, core deposits (demand and time deposits from our retail and corporate clients) expanded 12.4% YoY. Core deposits now represent 83% of the Bank’s total deposit base. This also resulted in lower deposits from institutional sources, lower bond issues and a decrease in interbank financing. This should help support net interest margins in 2013.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

Assets under management increased 14.7% QoQ as money returned to money market funds as inflation lowered, which reduced the attractiveness of time deposits denominated in UF, especially on behalf of institutional investors. We expect this business to continue to be volatile in line with general market and inflationary trends.

SHAREHOLDERS’ EQUITY AND REGULATORY CAPITAL

Core capital ratio at 10.9%. Payout of 60% of 2012 earning to be proposed to shareholders

Shareholders' Equity	Quarter ended,			Change %
(Ch$ million)	Mar-13	Dec-12	Mar-12	Mar. 13 / 12	Mar. 13 / Dec. 12
Capital	891,303	891,303	891,303	0.0%	0.0%
Reserves	975,460	975,460	801,422	21.7%	0.0%
Valuation adjustment	(1,152)	(3,781)	(15,210)	(92.4%)	(69.5%)
Retained Earnings:	328,414	271,796	387,408	(71.2%)	20.8%
Retained earnings prior periods	388,282	0	435,084	(67.3%)	--%
Income for the period	80,879	388,282	118,355	(31.6%)	(79.2%)
Provision for mandatory dividend	(140,747)	(116,486)	(166,031)	(15.2%)	20.8%
Equity attributable to shareholders	2,194,025	2,134,778	2,064,923	6.3%	2.7%
Non-controlling interest	34,830	34,265	34,554	0.8%	1.6%
Total Equity	2,228,855	2,169,043	2,099,477	6.2%	2.7%
Quarterly ROAE	15.0%	21.6%	23.3%

Shareholders’ equity totaled Ch$2,194,025 million (US$4.6 billion) as of March 31, 2013. Core capital reached 10.9% and the Bank’s BIS ratio reached 13.9% at the same date.  ROAE in the quarter reached 15.0%. Voting common shareholders’ equity is the sole component of our Tier I capital. Tier II declined in the quarter as some subordinated bonds no longer qualify as Tier II since they are approaching maturity.

Capital Adequacy	Quarter ended,			Change %
(Ch$ million)	Mar-13	Dec-12	Mar-12	Mar. 13 / 12	Mar. 13 / Dec. 12
Tier I (Core Capital)*	2,194,025	2,135,660	2,065,995	6.2%	2.7%
Tier II	596,933	599,656	673,110	(11.3%)	(0.5%)
Regulatory capital	2,790,957	2,735,316	2,739,104	1.9%	2.0%
Risk weighted assets	20,091,880	19,940,397	18,509,191	8.6%	0.8%
Tier I (Core capital) ratio	10.9%	10.7%	11.2%
BIS ratio	13.9%	13.7%	14.8%
*Calculated based on 2012 Financials and does not include accounting change introduced in 1Q13.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

The Bank’s Board will also submit for shareholder approval on April 29, 2013 its annual dividend equivalent to 60% of 2012 net income (Ch$1.24/share) equivalent to a dividend yield of 3.8% on the day before the ex-dividend date in Chile. The prudent management of the Bank’s capital ratios and high profitability has permitted the Bank to continue paying attractive dividends without issuing new shares since 2002.

SECTION 3: ANALYSIS OF QUARTERLY INCOME STATEMENT

NET INTEREST INCOME

Client margins remain stable QoQ. NIM declines as inflation decelerates

Net Interest Income / Margin	Quarter			Change %
(Ch$ million)	1Q13	4Q12	1Q12	1Q13 / 1Q12	1Q13 / 4Q12
Client net interest income1	271,696	273,022	264,889	2.6%	(0.5%)
Non-client net interest income2	(25,215)	9,969	1,183	--%	--%
Net interest income	246,481	282,991	266,072	(7.4%)	(12.9%)
Average interest-earning assets	20,923,043	20,762,771	20,119,312	4.0%	0.8%
Average loans	18,942,547	18,666,166	17,537,743	8.0%	1.5%
Interest earning asset yield3	8.1%	10.1%	10.0%
Cost of funds4	3.5%	4.7%	4.8%
Client net interest margin5	5.7%	5.9%	6.0%
Net interest margin (NIM)6	4.7%	5.5%	5.3%
Avg. equity + non-interest bearing demand deposits / Avg. interest earning assets	34.3%	32.8%	32.6%
Quarterly inflation rate7	0.13%	1.11%	1.07%
Central Bank reference rate	5.00%	5.00%	5.00%
Avg. 10 year Central Bank yield (real)	2.62%	2.45%	2.45%
1.	Client net interest income is mainly net interest income from the from all client activities such as loans and deposits minus the internal transfer rate. See footnote 3 at the end of this page.
2.	Non-client interest income is net interest income mainly from the Bank’s ALCO positions and treasury. See footnote 3 at the end of this page.
3.	Interest income divided by interest earning assets.
4.	Interest expense divided by interest bearing liabilities + demand deposits.
5.	Client net interest income annualized divided by average loans
6.	Net interest income divided by average interest earning assets annualized.
7.	Inflation measured as the variation of the Unidad de Fomento in the quarter.

In 1Q13, Net interest income decreased 12.9% QoQ and 7.4% YoY. The Net interest margin (NIM) in 1Q13 reached 4.7% compared to 5.5% in 4Q12 and 5.3% in 1Q12. In order to improve the explanation of margins, we have divided the analysis of net interest income between client interest income2 and non-client net interest income.

2 In order to explain better the evolution of net interest income, we have divided net interest income between client net interest income

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

Client net interest income. In 1Q13, client net interest income was flat QoQ and grew 2.6% YoY. Average loans increased 1.5% QoQ and 8.0% YoY. Client net interest margin (defined as client net interest income divided by average loans) reached 5.7% in 1Q13 compared to 5.9% in 4Q12 and 6.0% in 1Q12. The improved funding mix and stable pricing policies has kept client margins relatively unchanged since 4Q12. Compared to 1Q12, client margins have declined mainly because of the Bank’s focus on loan growth in high-income individuals, SMEs and Corporates and lower growth in the low end of the consumer market. We expect as the year progresses to achieve a higher client margin, net of provision expenses, even though this results in slightly lower client margins. Moreover, the funding mix has improved, reflected in the ratio of free funds to interest earning assets that reached 34.3% in 1Q13 compared to 32.8% in 4Q12 and 32.6% in 1Q12.

Non-client net interest income. The volatility of our total net interest margin and income is mainly due to the quarterly fluctuations of inflation. In 1Q13, the variation of the Unidad de Fomento (an inflation indexed currency unit), was 0.13% compared to 1.11% in 4Q12 and 1.07% in 1Q12. It is important to point out that the Bank has more assets than liabilities linked to inflation and, as a result, margins have a positive sensitivity to variations in inflation. The gap between assets and liabilities indexed to the UF averaged approximately US$7.5 billion in 1Q13. This signifies that for every 100 basis point change in inflation, our net interest income increases or decrease by US$75 million, all other factors equal. Therefore, the QoQ decline in inflation explains largely the sharp reduction in non-client net interest income in 1Q13 compared to 4Q12 and 1Q12.

For 2013, the evolution of margins should reflect various factors. Going forward, we expect UF inflation to normalize at an annual rate of approximately 2.4-2.5% for 2013 or 0.7% per remaining quarter, subject to further revisions. In 2013, the negative effects of possible regulations regarding maximum rates may have a negative impact on margins. The final law regulating this change is still being discussed in Congress and there is no clarity as to when it will be approved. To counterbalance this we expect: (1) healthier loan growth both in terms of volumes and in terms of margins, post provision expense and, (2) an improved funding mix via healthy growth of core deposits.

and non-client net interest income. Client net interest income is net interest income from all client activities such as loans and deposits minus the internal transfer rate.  Non-client interest income is net interest income from Bank’s inflation gap, the financial cost of hedging, the financial cost of the Bank’s structural liquidity position, net interest income from treasury positions and the interest expense of the Bank’s financial investments classified as trading, since interest income from this portfolio is recognized as financial transactions net.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

PROVISION FOR LOAN LOSSES AND ASSET QUALITY

Asset quality in consumer lending improving

Provision for loan losses	Quarter			Change %
(Ch$ million)	1Q13	4Q12	1Q12	1Q13 / 1Q12	1Q13 / 4Q12
Commercial loans	(27,394)	(25,366)	(14,905)	83.8%	8.0%
Residential mortgage loans	(6,921)	(5,895)	(2,490)	178.0%	17.4%
Consumer loans	(58,543)	(59,126)	(60,886)	(3.8%)	(1.0%)
Net provisions for loan losses	(92,858)	(90,387)	(78,281)	18.6%	2.7%
Total loans1	19,100,415	18,876,079	17,792,081	7.4%	1.2%
Total reserves (RLL)	557,564	550,122	522,728	6.7%	1.4%
Non-performing loans2 (NPLs)	612,379	597,767	519,283	17.9%	2.4%
NPLs commercial loans	343,764	320,461	263,843	30.3%	7.3%
NPLs residential mortgage loans	154,334	159,802	156,280	(1.2%)	(3.4%)
NPLs consumer loans	114,281	117,504	99,160	15.2%	(2.7%)
Cost of credit3	1.96%	1.94%	1.79%
Risk index4 (RLL / Total loans)	2.92%	2.91%	2.94%
NPL / Total loans	3.21%	3.17%	2.92%
NPL / Commercial loans	3.24%	3.06%	2.73%
NPL / Residential mortgage loans	2.91%	3.03%	3.03%
NPL / consumer loans	3.61%	3.77%	3.35%
Coverage of NPLs5	91.0%	92.0%	100.7%
Coverage of NPLs ex-mortgage6	113.3%	117.4%	134.1%
Coverage of commercial NPLs	75.6%	78.3%	90.5%
Coverage of residential mortgage NPLs	25.1%	22.5%	23.1%
Coverage of consumer NPLs	226.4%	224.0%	249.9%
1.	Excludes interbank loans.
2.	NPLs: Non-performing loans: full balance of loans with one installment 90 days or more overdue.
3.	Cost of credit: Quarterly provision expense annualized divided by average loans
4.	Risk Index: Loan loss allowances / Total loans; measures the percentage of loans the banks must provision for given their internal models and the Superintendency of Banks guidelines.
5.	Loan loss allowances / NPLs.
6.	Loan loss reserves of commercial + consumer loans divided by NPLs of commercial and consumer loans

Net provision for loan losses in the quarter totaled Ch$92,858 million an increase of 2.7% QoQ and 18.6% YoY.

Net provision expense in consumer loans, which represent 63% of total provision expense, decreased 1.0% QoQ and 3.8% YoY. This reflects the different measure carried out by the Bank to improve credit risk. This includes focus loan growth in the higher end of the consumer market, tightening admissions policies, improving the collections process and updating the consumer provisioning models (performed in 3Q12).

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

The measures mentioned above have gradually resulted in a stabilization of asset quality in consumer lending. Consumer NPLs decreased 2.7% QoQ and increased 15.2% YoY. The coverage of consumer NPLs reached 226.4% in 1Q13 compared to 224.0% in 4Q12. At the same time, the amount of impaired consumer loans (consumer NPLs + renegotiated consumer loans) has evolved favorably. This tends to be a leading indicator for the evolution of future charge-offs.

The improved collection efforts have also led to an important rise in loan loss recoveries, especially in consumer lending. Total loan loss recoveries increased 113.3% YoY. Total loan loss recoveries increased 113.3% YoY. In this same period, consumer loan loss recoveries increased 146.3% YoY.  The decline compared to 4Q12 is seasonal due to the vacation season in 1Q13.

Provision expense for mortgage residential loans increased 17.4% QoQ and 178% YoY. The YoY increase was mainly due to higher charge-offs of mortgage loans that totaled Ch$4,198 million. Total NPLs in mortgage loans decreased 3.4% QoQ and 1.2% YoY, also reflecting the stricter credit risk policies the Bank is enforcing in retail banking. Mortgage loan NPLs reached 2.9% in 1Q13, flat compared to 4Q12 and 1Q12. Including collateral, the coverage of residential mortgage NPLs reached 113% as of March 2013. The risk index (loan loss allowances for mortgage in the balance sheet over total mortgage loans) reached 0.7% and has been stable for an extended period.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

Provision expense in commercial loans increased 8.0% QoQ and 83.8% YoY. Commercial loan NPLs reached 3.2% in 1Q13 compared to 3.1% in 4Q12 and 2.7% in 1Q12. The rise in NPLs in commercial loans is mainly due to an increase in NPLs in SMEs, which has been the fastest growing segment. The Bank experienced a rise in NPLs mainly among SME loans granted through the government’s guarantee program designed to aid the entrance of SME to the banking market. Therefore, the rise in NPLs does not necessarily imply a rise in expected losses as these loans are guaranteed by the state. For this reason, coverage ratio of commercial loan NPLs has fallen to 75.6% in the quarter while the Bank’s risk index has remained stable at 2.9%. We expect a similar trend for the rest of 2013 in SME NPLs, risk index and coverage ratios.

Coverage of total NPLs in 1Q13 reached 91.0%. Excluding residential mortgage loans that have a lower coverage ratio due to the value of residential property collateral, the coverage ratio reached 113%.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

NET FEE INCOME

Fee income growth impacted by new regulations and negative client growth in the mass consumer segment

Fee Income	Quarter			Change %
(Ch$ million)	1Q13	4Q12	1Q12	1Q13 / 1Q12	1Q13 / 4Q12
Credit, debit & ATM card fees	13,107	12,175	15,017	(12.7%)	7.7%
Collection fees	11,325	9,402	15,802	(28.3%)	20.4%
Asset management	8,390	8,047	8,609	(2.5%)	4.3%
Guarantees, pledges and other contingent operations	7,405	7,456	6,935	6.8%	(0.7%)
Checking accounts	7,126	7,024	7,238	(1.5%)	1.5%
Insurance brokerage	5,746	8,160	8,186	(29.8%)	(29.6%)
Lines of credit	1,991	2,203	2,449	(18.7%)	(9.4%)
Fees from brokerage and custody of securities	1,796	1,945	1,982	(9.4%)	(7.7%)
Other Fees	7,363	10,425	2,473	197.7%	(29.4%)
Total fees	64,254	66,837	68,691	(6.5%)	(3.9%)

Net fee income decreased 3.9% QoQ and 6.5% YoY. The Bank continued to increase its client base and cross-selling indicators, especially in the middle-upper income segments while client growth in the mass consumer segment has been negative. This in the short-term results in lower fees, especially credit card, checking account and line of credit fees, but in the medium-term will result in lower provision expenses. The introduction of the new insurance brokerage regulation for mortgage loans explains the 29.6% QoQ and 29.8% YoY fall in insurance brokerage fees.

The Bank’s Transformation Plan continues to be implemented which should help bolster fees in 2013. This is the largest overhaul and reorganization of the Bank’s middle and lower income business segments in the last decade. The installation of the new CRM, a corner-piece of this initiative, is starting to improve the Bank’s client service indicators and productivity.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

NET RESULTS FROM FINANCIAL TRANSACTIONS

Higher yield on liquidity portfolio boosts results from financial transactions

Financial Transactions*	Quarter			Change %
(Ch$ million)	1Q13	4Q12	1Q12	1Q13 / 1Q12	1Q13 / 4Q12
Net income from financial operations	(16,873)	(31,138)	(34,196)	(50.7%)	(45.8%)
Foreign exchange profit (loss), net	39,135	49,272	53,499	(26.8%)	(20.6%)
Net results from financial transactions	22,262	18,134	19,303	15.3%	22.8%
*
These results mainly include the mark-to-market of the Available for sale investment portfolio, realized and unrealized gains of Financial investments held for trading, the interest revenue generated by the Held for trading portfolio, gains or losses from the sale of charged-off loans and the mark-to-market of derivatives. The results recorded as Foreign exchange profits (loss), net mainly includes the translation gains or losses of assets and a liability denominated in foreign currency.

Net results from financial transactions totaled a gain of Ch$22,262 million in 1Q13, a 22.8% QoQ and 15.3% YoY increase. In order to understand more clearly these line items, we present them by business area in the table below.

Financial Transactions	Quarter			Change %
(Ch$ million)	1Q13	4Q12	1Q12	1Q13 / 1Q12	1Q13 / 4Q12
Santander Global Connect1	10,725	14,051	14,575	(26.4%)	(23.7%)
Market-making	7,237	7,592	11,310	(36.0%)	(4.7%)
Client treasury services	17,963	21,643	25,885	(30.6%)	(17.0%)
Non-client treasury income	4,300	(3,509)	(6,582)	--%	--%
Net results from financial transactions	22,262	18,134	19,303	15.3%	22.8%
1.	Santander Global Connect is the Bank’s commercial platform for selling treasury products to our clients.

Client treasury services totaled Ch$17,963 million in 1Q13 and decreased 17.0% QoQ and 30.6% YoY. After a very active 4Q12 in corporate treasury services, 1Q13 saw an important reduction in volatility, especially in the foreign trade market, which reduced demand for currency protection on behalf of clients. Non-client treasury services recorded a gain of Ch$4,300 million, mainly reflecting the normalization of liquidity levels of the Banks following the large surplus the Bank maintained throughout most of 2012. This has resulted in higher interest income from the Bank’s liquidity portfolio comprised mainly of Central Bank instruments, but which also now includes other high-grade instruments such as local bank deposits, that yield a higher rate than Central bank instruments.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

OPERATING EXPENSES AND EFFICIENCY

Growth of cost moderates

Operating Expenses	Quarter			Change %
(Ch$ million)	1Q13	4Q12	1Q12	1Q13 / 1Q12	1Q13 / 4Q12
Personnel expenses	(71,533)	(76,488)	(69,400)	3.1%	(6.5%)
Administrative expenses	(48,032)	(48,127)	(44,084)	9.0%	(0.2%)
Depreciation, amortization and impairment	(15,680)	(16,050)	(12,126)	29.3%	(2.3%)
Operating expenses	(135,245)	(140,665)	(125,610)	7.7%	(3.9%)
Branches	497	499	499	(0.4%)	(0.4%)
ATMS	2,011	2,001	1,949	3.2%	0.5%
Employees	11,679	11,713	11,572	0.9%	(0.3%)
Efficiency ratio1	41.8%	39.9%	36.8%
1.	Operating expenses / Operating income. Operating income = Net interest income + Net fee income+ Net results from Financial transactions + Other operating income and expenses.

Operating expenses in 1Q13 decreased 3.9% QoQ and increased 7.7% YoY. The efficiency ratio reached 41.8% in 1Q13 compared to 39.9% in 4Q12 and 36.8% in 1Q12. The QoQ decline in costs was mainly due to seasonal factors related to the summer vacation season.

The 7.7% YoY increase in operating expenses was mainly due to the 9.0% increase in administrative expenses. The Bank continued with its Transformation Projects aimed at enhancing productivity in retail banking. Rent expenses have also been rising, since the Bank has sold most of its branches and now rents them. Branches are risk weighted at 100% and, therefore, from a capital perspective, it is more efficient to rent them than to own them. Going forward, though, administrative expenses should grow at a slower pace as many of these projects are finalizing.

The 3.1% YoY increase in personnel expenses in 1Q13 reflects the 0.9% rise in headcount plus the rise in salaries in the year due to inflation in 2012. As of March 2013, headcount totaled 11,679 employees and increase of 0.9% compared to 1Q12. The main area of headcount growth has been the Bank’s collection areas offset by lower headcount at Banefe’s sales force. As headcount should remain stable for the remainder of the year, personnel expenses should see moderate growth similar to 1Q13 levels for the remainder of the year.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

OTHER INCOME AND EXPENSES

Other Income and Expenses	Quarter			Change %
(Ch$ million)	1Q13	4Q12	1Q12	1Q13 / 1Q12	1Q13 / 4Q12
Other operating income	4,569	4,630	3,982	14.7%	(1.3%)
Other operating expenses	(14,263)	(20,268)	(16,365)	(12.8%)	(29.6%)
Other operating income, net	(9,694)	(15,638)	(12,383)	(21.7%)	(38.0%)
Income from investments in other companies	482	(983)	447	7.8%	(149.0%)
Income tax expense	(14,237)	(5,790)	(19,081)	(25.4%)	145.9%
Income tax rate	14.9%	4.8%	13.8%

Other operating income, net, totaled a loss of Ch$9,694 million in 1Q13. The lower loss compared to previous periods was mainly due to higher gains from the sale and recovery of repossessed assets, which is in line with the higher charge-offs of mortgage loans. At the same time the loss from operational charge-offs and provisions for other contingencies also decreased compared to 4Q12 and 1Q12.

The higher income tax rate in 1Q13 was mainly due to the rise in the statutory corporate tax rate to 20% in 2013 offset by non-repeatable tax efficiencies achieved in 1Q13.  Additionally, in 4Q12 our tax expenses were positively affected by the recognition of higher deferred tax assets. Congress approved a law that raised the statutory corporate tax rate to 20% in 2013 and this new rate was applied to deferred taxes in 4Q12, resulting in a lower effective tax rate. For the remainder of 2013, the Bank should be paying an effective tax rate closer to 17-18%.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

SECTION 4: CREDIT RISK RATINGS

International ratings

The Bank has credit ratings from three leading international agencies with no changes in 1Q13.

Moody’s	Rating
Foreign currency bank deposits	Aa3
Senior bonds	Aa3
Subordinated debt	A1
Bank Deposits in Local Currency	Aa3
Bank financial strength	C+
Short-term deposits	P-1

Standard and Poor’s	Rating
Long-term Foreign Issuer Credit	A
Long-term Local Issuer Credit	A
Short-term Foreign Issuer Credit	A-1
Short-term Local Issuer Credit	A-1

Fitch	Rating
Foreign Currency Long-term Debt	A+
Local Currency Long-term Debt	A+
Foreign Currency Short-term Debt	F1
Local Currency Short-term Debt	F1
Viability rating	a+

Local ratings:

Our local ratings, the highest in Chile, are the following:

Local ratings	Fitch Ratings	Feller Rate
Shares	1CN1	1CN1
Short-term deposits	N1+	N1+
Long-term deposits	AAA	AAA
Mortgage finance bonds	AAA	AAA
Senior bonds	AAA	AAA
Subordinated bonds	AA	AA+

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

SECTION 5: SHARE PERFORMANCE
As of March 2013

ADR price3 (US$) 3M13		Local share price (Ch$) 3M13
03/31/13:	28.47	03/31/13:	33.41
Maximum (3M12):	30.59	Maximum (3M12):	36.23
Minimum (3M12):	28.34	Minimum (3M12):	33.41

Market Capitalization: US$13,413 million		Dividends:
		Year paid	Ch$/share	% of previous year
P/E 12 month trailing*:	17.95			earnings
P/BV (03/31/13)**:	2.87	2009:	1.13	65%
Dividend yield***:	3.8%	2010:	1.37	60%
		2011:	1.52	60%
* Price as of March 31, 2013 / 12mth. earnings		2012:	1.39	60%
** Price as of March 31, 2013 / Book value as of 03/31/13		2013:	1.24	60%
*** Based on closing price on record date of last dividend payment.

3 On Oct. 22, 2012, the ratio of common share per ADR was changed from 1,039 shares per ADR to 400 shares per ADR.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

ANNEX 1: BALANCE SHEET

Unaudited Balance Sheet	Mar-13	Mar-13	Dec-12	Mar. 13 / Dec. 12
Assets	US$ths	Ch$ million		% Chg.
Cash and balances from Central Bank	2,607,739	1,230,201	1,250,414	(1.6%)
Funds to be cleared	1,317,567	621,562	520,267	19.5%
Financial assets held for trading	530,026	250,040	338,287	(26.1%)
Investment collateral under agreements to repurchase	-	-	6,993	--%
Derivatives	2,740,759	1,292,953	1,293,212	(0.0%)
Interbank loans	296,693	139,965	90,527	54.6%
Loans, net of loan loss allowances	39,306,520	18,542,851	18,325,957	1.2%
Available-for-sale financial assets	3,971,337	1,873,478	1,826,158	2.6%
Held-to-maturity investments	-	-	-	--%
Investments in other companies	17,128	8,080	7,614	6.1%
Intangible assets	163,557	77,158	87,347	(11.7%)
Fixed assets	338,849	159,852	162,214	(1.5%)
Current tax assets	41,933	19,782	10,227	93.4%
Deferred tax assets	398,497	187,991	186,407	0.8%
Other assets	1,241,183	585,528	655,217	(10.6%)
Total Assets	52,971,788	24,989,441	24,760,841	0.9%
Liabilities and Equity
Demand deposits	10,523,029	4,964,239	4,970,019	(0.1%)
Funds to be cleared	977,583	461,175	284,953	61.8%
Investments sold under agreements to repurchase	474,196	223,702	304,117	(26.4%)
Time deposits and savings accounts	19,398,219	9,151,110	9,112,213	0.4%
Derivatives	2,509,518	1,183,865	1,146,161	3.3%
Deposits from credit institutions	2,924,916	1,379,829	1,438,003	(4.0%)
Marketable debt securities	9,750,552	4,599,823	4,571,289	0.6%
Other obligations	445,596	210,210	192,611	9.1%
Current tax liabilities	1,189	561	525	6.9%
Deferred tax liability	31,330	14,780	9,544	54.9%
Provisions	487,089	229,784	221,089	3.9%
Other liabilities	723,917	341,508	341,274	0.1%
Total Liabilities	48,247,135	22,760,586	22,591,798	0.7%
Equity
Capital	1,889,355	891,303	891,303	0.0%
Reserves	2,067,748	975,460	975,460	0.0%
Unrealized gain (loss) Available-for-sale financial assets	(2,442)	(1,152)	(3,781)	(69.5%)
Retained Earnings:	696,161	328,414	271,796	20.8%
Retained earnings previous periods	823,067	388,282	-	--%
Net income	171,445	80,879	388,282	(79.2%)
Provision for mandatory dividend	(298,351)	(140,747)	(116,486)	20.8%
Total Shareholders' Equity	4,650,821	2,194,025	2,134,778	2.8%
Minority Interest	73,831	34,830	34,265	1.6%
Total Equity	4,724,653	2,228,855	2,169,043	2.8%
Total Liabilities and Equity	52,971,788	24,989,441	24,760,841	0.9%

Figures in US$ have been translated at the exchange rate of Ch$471.75. On January 1, 2013 the Bank began to apply the modifications to IAC 19 relating to Employee Pension Benefits. This change was applied retroactively to 2012 figures which resulted in lower assets and liabilities of Ch$786 million and a higher net income of Ch$315 million all charged to 4Q12 figures in this report.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

ANNEX 2: QUARTERLY INCOME STATEMENTS

Unaudited Quarterly Income Statement	1Q13	4Q12	1Q12	1Q13 / 1Q12	1Q13 / 4Q12
		Ch$mn		% Chg.
Interest income	425,797	524,918	502,833	(15.3%)	(18.9%)
Interest expense	(179,316)	(241,927)	(236,761)	(24.3%)	(25.9%)
Net interest income	246,481	282,991	266,072	(7.4%)	(12.9%)
Fee and commission income	87,528	89,735	90,935	(3.7%)	(2.5%)
Fee and commission expense	(23,274)	(22,898)	(22,244)	4.6%	1.6%
Net fee and commission income	64,254	66,837	68,691	(6.5%)	(3.9%)
Net income from financial operations	(16,873)	(31,138)	(34,196)	(50.7%)	(45.8%)
Foreign exchange profit (loss), net	39,135	49,272	53,499	(26.8%)	(20.6%)
Total financial transactions, net	22,262	18,134	19,303	15.3%	22.8%
Other operating income	4,569	4,630	3,982	14.7%	(1.3%)
Net operating profit before loan losses	337,566	372,592	358,048	(5.7%)	(9.4%)
Provision for loan losses	(92,858)	(90,387)	(78,281)	18.6%	2.7%
Net operating profit	244,708	282,205	279,767	(12.5%)	(13.3%)

Personnel salaries and expenses	(71,533)	(76,488)	(69,400)	3.1%	(6.5%)
Administrative expenses	(48,032)	(48,127)	(44,084)	9.0%	(0.2%)
Depreciation and amortization	(15,653)	(16,048)	(12,072)	29.7%	(2.5%)
Impairment	(27)	(2)	(54)	(50.0%)	--%
Operating expenses	(135,245)	(140,665)	(125,610)	7.7%	(3.9%)
Other operating expenses	(14,263)	(20,268)	(16,365)	(12.8%)	(29.6%)
Total operating expenses	(149,508)	(160,933)	(141,975)	5.3%	(7.1%)
Operating income	95,200	121,272	137,792	(30.9%)	(21.5%)
Income from investments in other companies	482	(983)	447	7.8%	--%
Income before taxes	95,682	120,289	138,239	(30.8%)	(20.5%)
Income tax expense	(14,237)	(5,790)	(19,093)	(25.4%)	145.9%
Net income from ordinary activities	81,445	114,499	119,146	(31.6%)	(28.9%)
Net income discontinued operations	-	-	-	--%	--%
Net income attributable to:
Minority interest	566	782	791	(28.4%)	(27.6%)
Net income attributable to shareholders	80,879	113,717	118,355	(31.7%)	(28.9%)

Figures in US$ have been translated at the exchange rate of Ch$471.75. On January 1, 2013, the Bank began to apply the modifications to IAC 19 relating to Employee Pension Benefits. This change was applied retroactively to 2012 figures which resulted in lower assets and liabilities of Ch$786 million and a higher net income of Ch$315 million all charged to 4Q12 figures in this report.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

ANNEX 3: QUARTERLY EVOLUTION OF MAIN RATIOS AND OTHER INFORMATION

(Ch$ millions)	Mar-12	Jun-12	Sep-12	Dec-12	Mar-13

Loans
Consumer loans	2,963,104	2,987,880	3,039,998	3,115,477	3,165,550
Residential mortgage loans	5,162,473	5,221,914	5,208,217	5,271,581	5,309,837
Commercial loans	9,666,504	10,164,678	10,254,959	10,489,021	10,625,028
Total loans	17,792,081	18,374,472	18,503,174	18,876,079	19,100,415
Allowance for loan losses	(522,728)	(518,331)	(552,138)	(550,152)	(557,564)
Total loans, net of allowances	17,269,353	17,856,141	17,951,034	18,325,961	18,542,854
Loans by segment
Individuals	9,376,934	9,534,018	9,613,857	9,741,412	9,837,213
SMEs	2,604,565	2,658,077	2,745,928	2,821,060	2,860,666
Total retail lending	11,981,499	12,192,095	12,359,785	12,562,472	12,697,879
Institutional lending	347,818	366,862	355,119	355,518	369,751
Middle-Market & Real estate	3,692,576	3,848,479	3,918,324	4,058,693	4,236,766
Corporate	1,881,429	2,006,270	1,874,749	1,863,595	1,806,957
Customer funds
Demand deposits	4,566,890	4,624,570	4,601,160	4,970,019	4,964,239
Time deposits	8,825,599	9,913,093	9,487,610	9,112,213	9,151,110
Total deposits	13,392,489	14,537,663	14,088,770	14,082,232	14,115,349
Mutual funds (Off balance sheet)	2,995,292	2,944,482	3,080,130	2,713,776	3,112,174
Total customer funds	16,387,781	17,482,145	17,168,900	16,796,008	17,227,523
Loans / Deposits1	98.4%	96.5%	98.7%	101.6%	102.7%
Average balances
Avg. interest earning assets	20,119,312	20,362,279	20,410,407	20,762,771	20,923,043
Avg. loans	17,537,743	18,127,164	18,546,119	18,666,166	18,942,547
Avg. assets	24,918,317	24,957,219	25,106,995	24,995,465	24,843,979
Avg. demand deposits	4,527,917	4,749,885	4,598,283	4,716,789	5,020,202
Avg equity	2,035,332	2,014,260	2,042,929	2,101,849	2,159,904
Avg. free funds	6,563,249	6,764,145	6,641,212	6,818,638	7,180,106
Capitalization
Risk weighted assets	18,509,191	19,572,225	19,479,092	19,940,397	20,091,880
Tier I (Shareholders' equity)	2,065,995	2,028,612	2,058,231	2,134,778	2,194,025
Tier II	673,110	659,788	642,650	599,656	596,933
Regulatory capital	2,739,104	2,688,401	2,700,881	2,735,316	2,790,957
Tier I ratio	11.2%	10.4%	10.6%	10.7%	10.9%
BIS ratio	14.8%	13.7%	13.9%	13.7%	13.9%
Profitability & Efficiency
Net interest margin	5.3%	5.0%	4.7%	5.5%	4.7%
Efficiency ratio	36.8%	41.0%	42.4%	39.9%	41.8%
Avg. Free funds / interest earning assets	32.6%	33.2%	32.5%	32.8%	34.3%
Return on avg. equity	23.3%	21.0%	9.9%	21.6%	15.0%
Return on avg. assets	1.9%	1.7%	0.8%	1.8%	1.3%

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

	Mar-12	Jun-12	Sep-12	Dec-12	Mar-13
Asset quality
Non-performing loans (NPLs)2	519,283	529,869	561,730	597,767	612,379
Loan loss reserves4	522,728	518,331	552,138	550,152	557,564
NPLs / total loans	2.92%	2.88%	3.04%	3.17%	3.21%
Coverage of NPLs (Loan loss allowance / NPLs)	100.66%	97.82%	98.29%	92.03%	91.05%
Risk index (Loan loss allowances / Loans)4	2.94%	2.82%	2.98%	2.91%	2.92%
Cost of credit (prov. expense / loans)	1.76%	1.71%	2.58%	1.92%	1.94%

Network
Branches	499	499	496	499	497
ATMs	1,949	1,966	1,966	2,001	2,011
Employees	11,572	11,621	11,692	11,713	11,679

Market information (period-end)
Net income per share (Ch$)	0.63	0.56	0.27	0.60	0.43
Net income per ADR (US$)	0.51	0.44	0.23	0.50	0.36
Stock price	40.54	37.34	33.55	33.72	33.41
ADR price	33.14	29.83	28.2	28.49	28.47
Market capitalization (US$mn)	15,613	14,053	13,285	13,422	13,413
Shares outstanding	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1
ADRs (1 ADR = 400 shares)5	471.1	471.1	471.1	471.1	471.1

Other Data
Quarterly inflation rate6	1.07%	0.42%	-0.16%	1.11%	0.13%
Central Bank monetary policy reference rate (nomina	5.00%	5.00%	5.00%	5.00%	5.00%
Avg. 10 year Central Bank yield (real)	2.45%	2.49%	2.42%	2.45%	2.62%
Avg. 10 year Central Bank yield (nominal)	5.40%	5.58%	5.31%	5.48%	5.62%
Observed Exchange rate (Ch$/US$) (period-end)	489.76	509.73	470.48	478.6	472.54

1	Ratio = Loans - marketable securities / Time deposits + demand deposits
2	Capital + future interest of all loans w ith one installment 90 days or more overdue.
3	Total installments plus lines of credit more than 90 days overdue
4	Based on internal credit models and SBIF guidelines. Banks must have a 100% coverage of risk index
5	The rato of ADRs per local shares w as modified in Oct. 2012
6	Calculated using the variation of the Unidad de Fomento (UF) in the period

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

Consolidated Financial Statements

 2

Banco Santander Chile and Subsidiaries
CONSOLIDATED INTERMEDIATE STATEMENTS OF FINANCIAL POSITION
For periods ending as of

		As of March,	As of December,
		2013	2012
	NOTE	MCh$	MCh$

ASSETS
Cash and deposits in banks	5	1,230,201	1,250,414
Cash items in process of collection	5	621,562	520,267
Trading investments	6	250,040	338,287
Investments under resale agreements		-	6,993
Financial derivative contracts	7	1,292,953	1,293,212
Interbank loans, net	8	139,965	90,527
Loans and accounts receivable from customers, net	9	18,542,851	18,325,957
Available for sale investments	11	1,873,478	1,826,158
Held to maturity investments		-	-
Investments in other companies		8,080	7,614
Intangible assets	12	77,158	87,347
Property, plant, and equipment	13	159,852	162,214
Current taxes	14	19,782	10,227
Deferred taxes	14	187,991	186,407
Other assets	15	585,528	655,217
TOTAL ASSETS		24,989,441	24,760,841
LIABILITIES
Deposits and other demand liabilities	16	4,964,239	4.970.019
Cash items in process of being cleared	5	461,175	284.953
Obligations under repurchase agreements		223,702	304.117
Time deposits and other time liabilities	16	9,151,110	9.112.213
Financial derivative contracts	7	1,183,865	1.146.161
Interbank borrowings		1,379,829	1.438.003
Issued debt instruments	17	4,599,823	4.571.289
Other financial liabilities	17	210,210	192.611
Current taxes	14	561	525
Deferred taxes	14	14,780	9.544
Allowances		229,784	221.089
Other liabilities	19	341,508	341.274

TOTAL LIABILITIES		22,760,586	22,591,798
EQUITY

Attributable to the Bank's shareholders:		2,194,025	2,134,778
Capital		891,303	891,303
Reserves		975,460	975,460
Valuation adjustments	21	(1,152)	(3,781)
Retained earnings		328,414	271,796
Retained earnings of prior years		388,282	-
Income for the period		80,879	388.282
Minus: Provision for mandatory dividends		(140,747))	(116.486)
Non-controlling interest	23	34,830	34,265

TOTAL EQUITY		2,228,855	2,169,043

TOTAL LIABILITIES AND EQUITY		24,989,441	24,760,841

Financial Statements 2013 / Banco Santander Chile 3

Banco Santander Chile and Subsidiaries
CONSOLIDATED INTERMEDIATE STATEMENTS OF INCOME FOR THE PERIOD
For periods ending as of

		March 31,
		2013	2012
	NOTE	MCh$	MCh$

OPERATING INCOME

Interest income	24	425,797	502,833
Interest expense	24	(179,316)	(236,761)

Net interest income		246,481	266,072

Fee and commission income	25	87,528	90,935
Fee and commission expense	25	(23,274)	(22,244)

Net fee and commission income		64,254	68,691

Net income from financial operations (net trading income)	26	(16,873)	(34,196)
Foreign exchange profit (loss), net	27	39,135	53,499
Other operating income	32	4,569	3,982

Total operating income		337,566	358,048

Provisions for loan losses	28	(92,858)	(78,281)

NET OPERATING PROFIT		244,708	279,767

Personnel salaries and expenses	29	(71,533)	(69,400)
Administrative expenses	30	(48,032)	(44,084)
Depreciation and amortization	31	(15,653)	(12,072)
Impairment	31	(27)	(54)
Other operating expenses	32	(14,263)	(16,365)

Total operating expenses		(149,508)	(141,975)

OPERATING INCOME		95,200	137,792

Income from investments in other companies		482	447

Income before tax		95,682	138,239

Income tax	14	(14,237)	(19,093)

NET INCOME FOR THE PERIOD		81,445	119,146

Attributable to:
Bank shareholders (Equity holders of the Bank)		80,879	118,355
Non-controlling interest	23	566	791

Earnings per share attributable to Bank shareholders:
(expressed in Chilean pesos)
Basic earnings	21	0,429	0,628
Diluted earnings	21	0,429	0,628

Financial Statements 2013 / Banco Santander Chile 4

Banco Santander Chile and Subsidiaries
CONSOLIDATED INTERMEDIATE STATEMENTS OF OTHER COMPREHENSIVE INCOME FOR THE PERIOD
For the years ended

		March 31,
		2013	2012
	NOTE	MCh$	MCh$

CONSOLIDATED NET INCOME FOR THE YEAR		81,445	119,146

OTHER COMPREHENSIVE INCOME

Available for sale investments	11	1,214	(20,999)
Cash flow hedge	21	508	(1,096)

Other comprehensive income before income tax		1,722	(22,095)

Income tax related to other comprehensive income	14	917	4,018

Total other comprehensive income		2,639	(18,077)

OTHER CONSOLIDATED COMPREHENSIVE INCOME FOR THE PERIOD		84,084	101,069

Attributable to:
Bank shareholders (Equity holders of the Bank)		83,508	100,313
Non-controlling interest	23	576	756

Financial Statements 2013 / Banco Santander Chile 5

Banco Santander Chile and Subsidiaries
CONSOLIDATED INTERMEDIATE STATEMENTS OF CHANGES IN EQUITY
For the years ended March 31, 2013 and 2012.

		RESERVES		OTHER COMPREHENSIVE INCOME			RETAINED EARNINGS
	Capital	Reserves and other retained earnings	Effects of merger of companies under common control	Available for sale investments	Cash flow hedge	Income tax	Retained earnings of prior years	Income for the period	Provision for mandatory dividends	Total attributable to shareholders	Non-controlling interest	Total Equity
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Equity as of December 31, 2011	891,303	803,646	(2,224)	3,077	394	(639)	-	435,084	(130,525)	2,000,116	33,801	2,033,917
Distribution of income from previous period	-	-	-	-	-	-	435,084	(435,084)	-	-	-	-
Equity as of January 1, 2012	891,303	803,646	(2,224)	3,077	394	(639)	435,084	-	(130,525)	2,000,116	33,801	2,033,917
Increase or decrease of capital and reserves	-	-	-	-	-	-	-	-	-	-	-	-
Dividends distributions/ withdrawals made	-	-	-	-	-	-	-	-	-	-	(3)	-
Other changes in equity	-	-	-	-	-	-	-	-	-	-	-	(3)
Provisions for mandatory dividends	-	-	-	-	-	-	-	-	(35,506)	(35,506)	-	(35,506)
Subtotals	-	-	-	-	-	-	-	-	(35,506)	(35,506)	(3)	(35,509)
Other comprehensive income	-	-	-	(20,958)	(1,096)	4,012	-	-	-	(18,042)	(35)	(18,077)
Income for the period	-	-	-	-	-	-	-	118,355	-	118,355	791	119,146
Subtotals	-	-	-	(20,958)	(1,096)	4,012	-	118,355	-	100,313	756	101,069
Equity as of January 1, 2010	891,303	803,646	(2,224)	(17,881)	702	3,373	435,084	118,355	(166,031)	2,064,923	34,554	2,099,477

Equity as of December 31, 2010	891,303	977,684	(2,224)	(10,041)	5,315	945	-	388,282	(116,486)	2,134,778	34,265	2,169,043
Distribution of income from previous period	-	-	-	-	-	-	388,282	(388,282)	-	-	-	-
Equity as of January 1, 2012	891,303	977,684	(2,224)	(10,041)	5,315	945	388,282	-	(116,486)	2,134,778	34,265	2,169,043
Increase or decrease of capital and reserves	-	-	-	-	-	-	-	-	-	-	-	-
Dividends distributions/ withdrawals made	-	-	-	-	-	-	-	-	-	-	-	-
Other changes in equity	-	-	-	-	-	-	-	-	-	-	(11)	(11)
Provision for mandatory dividends	-	-	-	-	-	-	-	-	(24,261)	(24,261)	-	(24,261)
Subtotals	-	-	-	-	-	-	-	-	(24,261)	(24,261)	(11)	(24,273)
Other comprehensive income	-	-	-	1,201	508	920	-	-	-	2,629	10	2,639
Income for the period	-	-	-	-	-	-	-	80,879	-	80,879	566	81,445
Subtotals	-	-	-	1,201	508	920	-	80,879	-	83,508	576	84,084
Equity as of January 1, 2012	891,303	977,684	(2,224)	(8,840)	5,823	1,865	388,282	80,879	(140,747)	2,194,025	34,830	2,228,855

Period	Total attributable to Bank shareholders	Allocated to reserves	Allocated to dividends	Percentage distributed	Number of Shares	Dividend per share (in pesos)
	MCh$	MCh$	MCh$	%

Year 2012 (Shareholders Meeting April 2012)	388,288	155,314	232,974	60	188,446,126,794	1.236

Year 2010 (Shareholders Meeting April 2011)	477,155	190,861	286,294	60	188,446,126,794	1.519

Financial Statements 2013 / Banco Santander Chile 6

Banco Santander Chile and Subsidiaries
CONSOLIDATED INTERMEDIATE STATEMENTS OF CASH FLOW
For the years ended

		March 31,
		2013	2012
	NOTE	MCh$	MCh$

A - CASH FLOWS FROM OPERATING ACTIVITIES
CONSOLIDATED INCOME BEFORE TAX		95,682	138,239
Debits (credits) to income that do not represent cash flows		(211,717)	(216,270)
Depreciation and amortization	31	15,653	12,072
Impairment of property, plant, and equipment	13	27	54
Provision for loan losses	28	103,409	83,229
Mark to market of trading investments		(4,147)	(4,898)
Income from investments in other companies		(482)	(447)
Net gain on sale of assets received in lieu of payment	32	(4,257)	(3,299)
Provisions for assets received in lieu of payment		799	1,124
Net gain on sale of investments in other companies		-	-
Net gain on sale of property, plant and equipment	32	(109)	(481)
Charge off of assets received in lieu of payment	32	1,769	2,519
Net interest income	24	(246,481)	(266,072)
Net fee and commission income	25	(64,254)	(68,691)
Debits (credits) to income that do not represent cash flows		(9,992)	17,861
Changes in assets and liabilities due to deferred taxes	14	(3,652)	10,759
Increase/decrease in operating assets and liabilities		47,810	(1,497,927)
Increase of loans and accounts receivables from customers, net (**)		(237,543)	(404,839)
Increase of foreign investments		40,927	(967,419)
Proceeds from maturity of resale agreements (assets)		6,993	12,230
Increase of Interbank loans		49,439	(132,828)
Decrease of assets received or awarded in lieu of payment		(1,770)	11,304
Increase of debits in checking accounts		(51,878)	120,853
Increase of time deposits and other time liabilities		44,653	(92,693)
Increase obligations with domestic banks		(109)	2,047
Increase (decrease) of other demand liabilities or time obligations		46,099	32,253
Increase (decrease) of obligations with foreign banks		(58,117)	(274,131)
Decrease of obligations with Central Bank of Chile		(57)	(223)
Increase (decrease) due to repurchase agreements (liabilities)		(80,415)	(49,840)
Increase by other financial liabilities:		17,599	27,787
Net increase of other assets and liabilities		(106,546)	(189,371)
Redemption of letters of credit		(9,781)	(13,684)
Senior bond issuances		187,713	152,569
Redemption of senior bonds and payments of interest		(131,197)	(47,537)
Interest received		406,453	507,643
Interest paid		(124,670)	(241,658)
Dividends received from investments in other companies		-	-
Fees and commissions received	25	87,528	90,935
Fees and commissions paid	25	(23,274)	(22,244)
Income tax paid	14	(14,237)	(19,081)
Net cash flow (used in) provided by operating activities		(68,225)	(1,575,958)

Financial Statements 2013 / Banco Santander Chile 7

Banco Santander Chile and Subsidiaries
CONSOLIDATED INTERMEDIATE STATEMENTS OF CASH FLOW
For the years ended

		March 31,
		2013	2012
	NOTE	MCh$	MCh$

B - CASH FLOWS FROM INVESTMENT ACTIVITIES:
Purchases of property, plant, and equipment	13	(2,912)	(8,398)
Sales of property, plant, and equipment		33	54
Purchases of investments in other companies		-	-
Sales of investments in other companies		-	-
Purchases of intangibles assets	12	(139)	(5,823)
Net cash flow used in investment activities		(3,018)	(14,167)

C - CASH FLOW FROM FINANCING ACTIVITIES:
From shareholders’ financing activities		(19,846)	(10,313)
Increase of other obligations		169	-
Issuance of subordinated bonds		-	-
Redemption of subordinated bonds and payments of interest		(20,015)	(10,313)
Dividends paid		-	-
From non-controlling interest financing activities		-	-
Dividends and/or withdrawals paid		-	-
Net cash flow used in financing activities		(19,846)	(10,313)

D – NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS DURING THE YEAR		(91,089)	(1,600,438)

E – EFFECTS OF FOREIGN EXCHANGE RATE FLUCTUATIONS		(4,052)	(4,395)

F - INITIAL BALANCE OF CASH AND CASH EQUIVALENTS		1,485,729	2,980,669

FINAL BALANCE OF CASH AND CASH EQUIVALENTS	5	1,390,588	1,375,836

	March 31,
Reconciliation of provisions for the Consolidated Statement of Cash Flow	2013	2012
	MCh$	MCh$

Provisions for loan losses for cash flow purposes	103,409	83,229
Recovery of loans previously charged off	(10,551)	(4,948)
Provision for loan losses - net	92,858	78,281

Financial Statements 2013 / Banco Santander Chile 8

Banco Santander Chile and Subsidiaries Notes to the Consolidated Intermediate Financial Statements AS OF MARCH 31 2013 AND DECEMBER 31, 2012

NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

CORPORATE INFORMATION

Banco Santander Chile (formerly Banco Santiago) is a corporation (sociedad anónima bancaria) organized under the laws of the Republic of Chile, headquartered at Bandera #140, Santiago, which provides a broad range of general banking services to its customers, from individuals to major corporations. Banco Santander Chile and its affiliates (collectively referred to herein as the “Bank” or “Banco Santander Chile”) offer commercial and consumer banking services, as well as other services, including factoring, collection, leasing, securities and insurance brokerage, mutual and investment fund management, and investment banking.

A Special Meeting of Shareholders of Banco Santiago was held on July 18, 2002, the minutes of which were notarized as a public deed on July 19, 2002 at the Notarial Office of Santiago before Notary Nancy de la Fuente Hernández, and it was agreed to merge Banco Santander Chile with Banco Santiago by merging the former into the latter, which acquired the former’s assets and liabilities. It was likewise agreed to dissolve Banco Santander Chile in advance and change the name of Banco Santiago to Banco Santander Chile. This change was authorized by Resolution No.79 of the Superintendency of Banks and Financial Institutions (SBIF), adopted on July 26, 2002, published in the Official Journal on August 1, 2002 and registered on page 19,992 under number 16,346 for the year 2002 in the Registry of Commerce of the Curator of Real Estate of Santiago.

In addition to the amendments to the bylaws discussed above, the bylaws have been amended on multiple occasions, the last time at the Special Shareholders Meeting of April 24, 2007, the minutes of which were notarized as a public deed on May 24, 2007 at the Notarial Office of Nancy de la Fuente Hernández. This amendment was approved pursuant to Resolution No.61 of June 6, 2007 of the Superintendency of Banks and Financial Institutions. An extract thereof and the resolution were published in the Official Journal of June 23, 2007 and registered in the Registry of Commerce for 2007 on page 24,064 under number 17,563 of the aforementioned Curator.

By means of this last amendment, Banco Santander Chile, pursuant to its bylaws and as approved by the Superintendence of Banks and Financial Institutions, may also use the names Banco Santander Santiago or Santander Santiago or Banco Santander or Santander.

Banco Santander Spain controls Banco Santander-Chile through its holdings in Teatinos Siglo XXI Inversiones Ltda. and Santander-Chile Holding S.A., which are controlled subsidiaries by Banco Santander Spain. As of December 31, 2013 Banco Santander Spain owns or controls directly and indirectly 99.5% of the Santander-Chile Holding S.A. and 100% of Teatinos Siglo XXI Inversiones Ltda.  This gives Banco Santander Spain control over 67,18% of the Bank’s shares.

a)    Basis of preparation

These Consolidated Financial Statements have been prepared in accordance with the Compendium of Accounting Standards issued by the Superintendency of Banks and Financial Institutions (SBIF), the Chilean regulatory agency. The General Banking Law set out in its article 15, that banks must applied accounting standards established by SBIF. In any other matter no cover for therein, must apply general accepted standards issued by the Colegio de Contadores de Chile A.G (Association of Chilean Accountants), which coincide with International Financial Reporting Standards (IFRS). In the event of discrepancies between the accounting principles and accounting standards issued by the SBIF (Compendium of Accounting Standards), the latter shall prevail.

The notes to the financial statements contain additional information to that presented in the Consolidated Statement of Financial Position, Consolidated Statement of Income, Consolidated Statement of Comprehensive Income, Consolidated Statement of Changes in Equity and Consolidated Statement of Cash Flows.  The notes provide narrative descriptions or disaggregation of items presented in those statements in a clear, relevant, reliable and comparable manner.

Financial Statements 2013 / Banco Santander Chile 9

Banco Santander Chile and Subsidiaries Notes to the Consolidated Intermediate Financial Statements AS OF MARCH 31 2013 AND DECEMBER 31, 2012
NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

b)    Basis of preparation for the Consolidated Financial Statements

The Consolidated Financial Statements include separate (individual) financial statements of the Bank and the companies that participate in the consolidation as of December 31, 2012 and 2011; and include the adjustments and reclassifications needed to comply with the accounting policies and valuation criteria established by the Compendium of Accounting Regulations issued by the SBIF.

i.     Subsidiaries

 “Subsidiaries” are defined as entities over which the Bank has the ability to exercise control, which is generally but not exclusively reflected by the direct or indirect ownership of at least 50% of the investee’s voting rights, or even if this percentage is lower or zero when the Bank is granted control pursuant to agreements with the investee’s shareholders.  Control is the power to govern the financial and operating policies of an entity, so as to benefit from its activities

The financial statements of subsidiaries are consolidated with those of the Bank. Accordingly, all the balances and transactions between the consolidated companies are eliminated through the consolidation process.

In addition, third parties’ share in the Consolidated Bank’s equity are presented as “Non-controlling interests” in the Consolidated Statement of Financial Position. Their share in the income for the year is presented under “Attributable to non-controlling interests” in the Consolidated Statement of Income.

The following companies are considered “Subsidiaries” in which the Bank has the ability to exercise control and are therefore within the scope of consolidation:

	Percentage Share
	March 31			As of December 31			March 31
Subsidiaries	2013			2012			2012
	Direct %	Indirect %	Total %	Direct %	Indirect %	Total %	Direct %	Indirect %	Total %

Santander Corredora de Seguros Limitada	99.75	0.01	99.76	99.75	0.01	99.76	99.75	0.01	99.76
Santander S.A. Corredores de Bolsa	50.59	0.41	51.00	50.59	0.41	51.00	50.59	0.41	51.00
Santander Asset Management S.A. Administradora General de Fondos	99.96	0.02	99.98	99.96	0.02	99.98	99.96	0.02	99.98
Santander Agente de Valores Limitada	99.03	-	99.03	99.03	-	99.03	99.03	-	99.03
Santander S.A. Sociedad Securitizadora	99.64	-	99.64	99.64	-	99.64	99.64	-	99.64
Santander Servicios de Recaudación y Pagos Limitada	99.90	0.10	100.00	99.90	0.10	100.00	99.90	0.10	100.00

ii.    Special Purpose Entities

According to IFRS, the Bank must continuously analyze its scope of consolidation. The key criteria for such analysis is the degree of control held by the Bank over a given entity, not the percentage of ownership interest in such entity’s equity.

In particular, as set forth by International Accounting Standard 27 “Consolidated and Separate Financial Statements” (IAS 27) and by the Standing Interpretations Committee 12 “Consolidation – Special Purpose Entities” (SIC 12), the Bank must determine the existence of Special Purpose Entities (SPEs), which must be included in its scope of consolidation. The following are the main criteria for SPEs that should be included in the scope of consolidation:

-	The SPEs’ activities have essentially been conducted on behalf of the company that presents the consolidated financial statements and in response to its specific business needs.
-
The necessary decision making authority is held to obtain most of the benefits from these entities’ activities, as well as the rights to obtain most of the benefits or other advantages from such entities.

-	The entity essentially retains most of the risks inherent to the ownership or residual interest of the SPEs or its assets, for the purpose of obtaining the benefits from its activities.

This assessment is based on methods and procedures which consider the risks and rewards retained by the Bank, for which all the relevant factors, including the guarantees

Financial Statements 2013 / Banco Santander Chile 10

Banco Santander Chile and Subsidiaries Notes to the Consolidated Intermediate Financial Statements AS OF MARCH 31 2013 AND DECEMBER 31, 2012
NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

furnished or the losses associated with collection of the related assets retained by the Bank, are taken into account. As a consequence of this assessment, the Bank concluded that it exercised control over the following entities, which therefore are included within the scope of consolidation:

-	Santander Gestión de Recaudación y Cobranza Limitada (collection services).
-	Multinegocios S.A. (management of sales force)
-	Servicios Administrativos y Financieros Limitada (management of sales force).
-	Fiscalex Limitada (collection services).
-	Multiservicios de Negocios Limitada (call center).
-	Bansa Santander S.A. (management of repossessed asset and leasing properties)

iii.   Associates

Associates are those entities over which the Bank exercises significant influence, usually because it holds 20% or more of the entity’s voting power. Investments in associates are accounted for using the “equity method.”

The following companies are considered “Associates” in which the Bank accounts for its participation using the equity method:

	Percent ownership share
	As of March 31,	As of December 31,	As of March 31,
Associates	2013	2012	2012
	%	%	%
Redbanc S.A.	33.43	33.43	33.43
Transbank S.A.	32.71	32.71	32.71
Centro de Compensación Automatizado	33.33	33.33	33.33
Sociedad Interbancaria de Depósito de Valores S.A.	29.28	29.28	29.28
Cámara Compensación de Alto Valor S.A.	12.65	12.65	11.52
Administrador Financiero del Transantiago S.A.	20.00	20.00	20.00
Sociedad Nexus S.A.	12.90	12.90	12.90

In the case of Nexus S.A. and Cámara Compensación de Alto Valor S.A., Banco Santander Chile has a representative on the Board of Directors. According to this, the Bank has concluded that it exerts significant influence over those entities.

iv.   Share or rights in other companies

The Bank and its subsidiaries have certain investments in share because they are required to obtain the right to operate according to its line of business the ownership interest in these companies is less than 1%.   These holdings are shown at purchase value.

c)     Non-controlling interest

Non-controlling interest represents the portion of gains and losses and net assets not attributable, directly or indirectly, to the Bank. It is presented as “Attributable to non-controlling interest” separately in the Consolidated Statement of Income, and separately from shareholders’ equity in the Consolidated Statement of Financial Position.

In the case of Special Purpose Entities (SPEs), 100% of their Income and Equity is presented in Non-controlling interest, since the Bank only has control but not actual ownership thereof.

d)     Operating segments

The Bank discloses separate information for each operating segment that:

i.	has been identified;
ii.	exceeds the quantitative thresholds required for a segment.

Operating segments with similar economic characteristics often have a similar long-term financial performance. Two or more segments can be combined only if aggregation is consistent

Financial Statements 2013 / Banco Santander Chile 11

Banco Santander Chile and Subsidiaries Notes to the Consolidated Intermediate Financial Statements AS OF MARCH 31 2013 AND DECEMBER 31, 2012
NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

with the basic policies of the International Financial Reporting Standards 8 “Operating Segments” (IFRS 8) and the segments have similar economic characteristics and are similar in each of the following respects:

i.	the nature of the products and services;
ii.	the nature of the production processes;
iii.	the type or class of customers that use their products and services;
iv.	the methods used to distribute their products or services; and
v.	if applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.

The Bank reports separately on each operating segment that exceeds any of the following quantitative thresholds:

i.	Its reported revenue, from both external customers and intersegment sales or transfers, is 10% or more of the combined internal and external revenue of all operating segments.

ii.
The absolute amount of its reported profit or loss is 10% or more of the greater in absolute amount of: (i) the combined reported profit of all the operating segments that did not report a loss and; (ii) the combined reported loss of all operating segments that reported a loss.

iii.	Its assets represent 10% or more of the combined assets of all the operating segments.

Operating segments that do not meet any of the quantitative thresholds may be treated as segments to be reported, in which case the information must be disclosed separately if management believes it would be useful to users of the financial statements.

Information about other business activities and operating segments not separately reported is combined and disclosed in the “Other segments” category.

According to the information presented, the Bank’s segments were determined under the following definitions:

An operating segment is a component of an entity:

i.	that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses from transactions with other components of the same entity);
ii.	whose operating results are regularly reviewed by the entity’s chief executive officer, who makes decisions about resources allocated to the segment and assess its performance; and
iii.	for which discrete financial information is available.

e)    Functional and presentation currency

According to International Accounting Standard No.21 “The Effects of Changes in Foreign Exchange Rates” (IAS 21), the Chilean peso, which is the currency of the primary economic environment in which the Bank operates and the currency which influences its costs and revenues structure, has been defined as the Bank’s functional and presentation currency.

Accordingly, all balances and transactions denominated in currencies other than the Chilean Peso are treated as “foreign currency.”

f)     Foreign currency transactions

The Bank grants loans and accepts deposits in amounts denominated in foreign currencies, mainly the U.S. dollar. Assets and liabilities denominated in foreign currencies and only held by the Bank are translated to Chilean pesos based on the market rate published by Reuters at 1:30 p.m. on the last business day of every month; the rate used was Ch$471.75 per US$1 as of March 31, 2013 (Ch$478.75 per US$1 as of December 31, 2012). The Bank, after an assessment, concludes that there are no significant differences arising from the use of that exchange rate as of December 31, 2013 in comparison with the Reuters rate at that date.
The amounts of net foreign exchange profits and losses include recognition of the effects that exchange rate fluctuations have on assets and liabilities denominated in foreign currencies and the profits and losses on foreign exchange spot and forward transactions undertaken by the Bank.

Financial Statements 2013 / Banco Santander Chile 12

Banco Santander Chile and Subsidiaries Notes to the Consolidated Intermediate Financial Statements AS OF MARCH 31 2013 AND DECEMBER 31, 2012

NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

g)    Definitions and classification of financial instruments

i.	Definitions

A “financial instrument” is any contract that gives rise to a financial asset of one entity, and a financial liability or equity instrument of another entity.

An “equity instrument” is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities.

A “Financial derivative” is a financial instrument whose value changes in response to the changes in an observable market variable (such as an interest rate, a foreign exchange rate, a financial instrument’s price, or a market index, including credit ratings), whose initial investment is very small compared with other financial instruments having a similar response to changes in market factors, and which is generally settled at a future date.

 “Hybrid financial instruments” are contracts that simultaneously include a non-derivative host contract together with a financial derivative, known as an embedded derivative, which is not separately transferable and has the effect that some of the cash flows of the hybrid contract vary in a way similar to a stand-alone derivative.

ii.	Classification of financial assets for measurement purposes

The financial assets are initially classified into the various categories used for management and measurement purposes.

Financial assets are included for measurement purposes in one of the following categories:

-
Portfolio of trading investments (at fair value through profit and loss): this category includes the financial assets acquired for the purpose of generating profits in the short term from fluctuations in their prices. This category includes the portfolio of trading investments and financial derivative contracts not designated as hedging instruments.

-
Available for sale investment portfolio: debt instruments not classified as “held-to-maturity investments,” “Credit investments (loans and accounts receivable from customers or interbank loans)” or “Financial assets at fair value through profit or loss.”  Available for sale (AFS) investments are initially recorded at cost, which includes transaction costs that are directly attributable to the acquisition. AFS instruments are subsequently measured at fair value, or based on appraisals made with the use of internal models when appropriate. Unrealized gains or losses arising from changes in fair value are recorded as a debit or credit in Other Comprehensive Income under the heading “Other comprehensive income” within equity. When these investments are disposed of or become impaired, the cumulative gains or losses previously recognized in “Other Comprehensive Income”are transferred to the Consolidated Statement of Income under “Net income from financial operations.”

-
Held to maturity instruments portfolio: this category includes debt securities traded on an active market, with a fixed maturity, and with fixed or determinable payments, for which the Bank has both the intent and a proven ability to hold to maturity. Held to maturity investments are recorded at their amortized cost plus interest earned, less any impairment losses established when their carrying amount exceeds the present value of estimated future cash flows, using the effective interest method.

-
Credit investments (loans and accounts receivable from customers or interbank loans): this category includes financing granted to third parties, based on their nature, regardless of the class of borrower and the form of financing. Includes loans and accounts receivable from customers, interbank loans, and financial lease transactions in which the Bank acts as lessor. Loans and receivable shall be measured at amortized cost using the effective interest method.

Financial Statements 2013 / Banco Santander Chile 13

Banco Santander Chile and Subsidiaries Notes to the Consolidated Intermediate Financial Statements AS OF MARCH 31 2013 AND DECEMBER 31, 2012
NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

iii.	Classification of financial assets for presentation purposes

Financial assets are classified by their nature into the following line items in the consolidated financial statements:

-	Cash and deposits in banks: This line includes cash balances, checking accounts and on-demand deposits with the Central Bank of Chile and other domestic and foreign financial institutions.

-
Cash items in process of collection: This item includes the values of executed transactions which contractually defer the payment of purchase-sale transactions or the delivery of the foreign currency acquired.

-
Trading investments: This item includes financial instruments held-for-trading and investments in mutual funds which must be adjusted to their fair value in the same way as instruments acquired for trading.

-
Financial derivative contracts: Financial derivative contracts with positive fair values are presented in this item. It includes both independent contracts as well as derivatives that should and can be separated from a host contract, whether they are for trading or hedging, as shown in Note 8 to the Intermediate Consolidated Financial Statements.

-	Trading derivatives: Includes the fair value of derivatives which do not qualify for hedge accounting, including embedded derivatives separated from hybrid financial instruments.
-
Hedging derivatives: Includes the fair value of derivatives designated as hedging instruments in hedge accounting, including the embedded derivatives separated from the hybrid financial instruments designated as hedging instruments in hedge accounting.

-	Interbank loans: This item includes the balances of transactions with domestic and foreign banks, including the Central Bank of Chile, other than those reflected in the preceding items.

-
Loans and accounts receivables from customers: These loans are non-derivative financial assets for which fixed or determined amounts are charged, that are not listed on an active market and which the Bank does not intend to sell immediately or in the short term. When the Bank is the lessor in a lease, and it substantially transfers the risks and benefits incidental to the leased asset, the transaction is presented in loans and accounts receivable from customers.

-
Investment instruments: These are classified into two categories; held-to-maturity investments, and available-for-sale investments. The held-to-maturity investment category includes only those instruments for which the Bank has the ability and intent to hold them until their maturity. The remaining investments are treated as available for sale.

iv.	Classification of financial liabilities for measurement purposes

The financial liabilities are initially classified into the various categories used for management and measurement purposes.

Financial liabilities are included, for measurement purposes, in one of the following categories:

-
Financial liabilities held for trading (at fair value through profit or loss): financial liabilities issued to generate short-term profits from fluctuations in their prices, financial derivatives not deemed to qualify for hedge accounting and financial liabilities arising from firm commitment of financial assets purchased under repurchase agreements or borrowed (“short positions”).

-
Financial liabilities at amortized cost: financial liabilities, regardless of their class and maturity, not included in any of the aforementioned categories which arise from the borrowing activities of financial institutions.

Financial Statements 2013 / Banco Santander Chile 14

Banco Santander Chile and Subsidiaries Notes to the Consolidated Intermediate Financial Statements AS OF MARCH 31 2013 AND DECEMBER 31, 2012
NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

v.	Classification of financial liabilities for presentation purposes

The financial liabilities are classified by their nature into the following line items in the consolidated intermediate statements of financial position:

-
Deposits and other demand liabilities: this item includes all on-demand obligations except for term savings accounts, which are not considered on-demand instruments in view of their special characteristics.  Obligations whose payment may be required during the period are deemed to be on-demand obligations. Operations which become callable the day after the closing date are not treated as on-demand obligations.

-	-	Cash items in process of being cleared: this item includes the balances of asset purchases that are not settled on the same day and for sales of foreign currencies not delivered.

-
Obligations under repurchase agreements: this item includes the balances of sales of financial instruments under repurchase and loan agreements. According to actual applicable regulation, the Bank does not record instruments acquired under repurchase agreements in its own portfolio.

-	Time deposits and other demand liabilities: this item shows the balances of deposit transactions in which a term at the end of which they become callable has been stipulated.

-
Financial derivative contracts: this item includes financial derivative contracts with negative fair values (i.e. against the Bank), whether they are for trading or for hedge accounting, as set forth in Note 8.

-	Trading derivatives: Includes the fair value of derivatives which do not qualify for hedge accounting, including embedded derivatives separated from hybrid financial instruments.

-
Hedging derivatives: Includes the fair value of the derivatives designated as hedging instruments, including embedded derivatives separated from hybrid financial instruments and designated as hedging instruments.

-	Interbank borrowings: This item includes obligations due to other domestic banks, foreign banks, or the Central Bank of Chile, which were not classified in any of the previous categories.

-	Debt instruments issued: This encompasses three items; Obligations under letters of credit, Subordinated bonds and Senior bonds placed in the local and foreign market.

-
Other financial liabilities: This item includes credit obligations to persons other than domestic banks, foreign banks, or the Central Bank of Chile, for financing purposes or operations in the normal course of business.

h)      Valuation of financial assets and liabilities and recognition of fair value changes

In general, financial assets and liabilities are initially recorded at fair value which, in the absence of evidence to the contrary, is deemed to be the transaction price. Financial instruments not measured at fair value through profit or loss includes transaction costs. Subsequently, and at the end of each reporting period, they are measured pursuant to the following criteria:

i.	Valuation of financial assets

Financial assets are measured according to their fair value, gross of any transaction costs that may be incurred for their sale, except for loans and accounts receivable.

The “fair value” of a financial instrument on a given date is the amount for which it could be bought or sold on that date between two knowledgeable, willing parties in an arm’s length transaction. The most objective and common reference for the fair value of a financial instrument is the price that would be paid on an active, transparent, and deep market (“quoted price” or “market price”).

Financial Statements 2013 / Banco Santander Chile 15

Banco Santander Chile and Subsidiaries Notes to the Consolidated Intermediate Financial Statements AS OF MARCH 31 2013 AND DECEMBER 31, 2012
NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

If there is no market price for a given financial instrument, its fair value is estimated based on the price established in recent transactions involving similar instruments and, in the absence thereof, of valuation techniques commonly used by the international financial community, considering the specific features of the instrument to be valued and, particularly, the various classes of risk associated with it.

All derivatives are recorded in the Consolidated Statements of Financial Position at the fair value from their trade date. If their fair value is positive, they are recorded as an asset, and if their fair value is negative, they are recorded as a liability. The fair value on the trade date is deemed, in the absence of evidence to the contrary, to be the transaction price.  The changes in the fair value of derivatives from the trade date are recorded in “Net income from financial operations” in the Consolidated Statement of Income.

Specifically, the fair value of financial derivatives included in the portfolios of financial assets or liabilities held for trading is deemed to be their daily quoted price. If, for exceptional reasons, the quoted price cannot be determined on a given date, the fair value is determined using similar methods to those used to measure over the counter (OTC) derivatives.  The fair value of OTC derivatives is the sum of the future cash flows resulting from the instrument, discounted to present value at the date of valuation (“present value” or “theoretical close”) using valuation techniques commonly used by the financial markets: “net present value” (NPV) and option pricing models, among other methods. Also, within the fair value of derivatives are included Credit Valuation Adjustment (CVA), all with the objective that the fair value of each instrument includes the credit risk of its counterparty.

 “Loans and accounts receivable from customers” and “Held-to-maturity investments” are measured at amortized cost using the “effective interest method.” “Amortized cost” is the acquisition cost of a financial asset or liability, plus or minus, as appropriate, prepayments of principal and the cumulative amortization (recorded in the consolidated income statement) of the difference between the initial cost and the maturity amount as calculated under the effective interest rate method. For financial assets, amortized cost also includes any reductions for impairment or uncollectibility. For loans and accounts receivable designated as hedged items in fair value hedges, the changes in their fair value related to the risk or risks being hedged is recorded in “Net income from financial operations”.

The “effective interest rate” is the discount rate that exactly matches the initial amount of a financial instrument to all its estimated cash flows over its remaining life. For fixed-rate financial instruments, the effective interest rate coincides with the contractual interest rate established on the acquisition date plus, where applicable, the fees and transaction costs that, because of their nature, are a part of the financial return. For floating-rate financial instruments, the effective interest rate coincides with the rate of return prevailing until the next benchmark interest reset date.

Equity instruments whose fair value cannot be determined in a sufficiently objective manner and financial derivatives that have those instruments as their underlying assets and are settled by delivery of those instruments are measured at acquisition cost, adjusted, where appropriate, by any related impairment loss.

The amounts at which the financial assets are recorded represent, in all material respects, the Bank’s maximum exposure to credit risk at each reporting date. The Bank has also received collateral and other credit enhancements to mitigate its exposure to credit risk, which consist mainly of mortgage guarantees, equity instruments and personal securities, assets leased out under leasing and rental agreements, assets acquired under repurchase agreements, securities loans and derivatives.

ii.	Valuation of financial liabilities

In general, financial liabilities are measured at amortized cost, as defined above, except for those financial liabilities designated as hedged items or hedging instruments and financial liabilities held for trading, which are measured at fair value.

Financial Statements 2013 / Banco Santander Chile 16

Banco Santander Chile and Subsidiaries Notes to the Consolidated Intermediate Financial Statements AS OF MARCH 31 2013 AND DECEMBER 31, 2012
NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

iii.	Valuation techniques

Financial instruments at fair value, determined on the basis of price quotations in active markets, include government debt securities, private sector debt securities, equity shares, short positions, and fixed-income securities issued.

In cases where price quotations cannot be observed, the Management makes its best estimate of the price that the market would set using its own internal models. In most cases, these models use data based on observable market parameters as significant inputs and, in very specific cases, they use significant inputs not observable in market data. Various techniques are employed to make these estimates, including the extrapolation of observable market data.

The best evidence of the fair value of a financial instrument on initial recognition is the transaction price, unless the value of the instrument can be obtained from other market transactions performed with the same or similar instruments or can be measured by using a valuation technique in which the variables used include only observable market data, mainly interest rates.

The main techniques used as of March 31, 2013 and 2012 and as of December, 2012 by the Bank’s internal models to determine the fair value of the financial instruments are as follows:

i.
In the valuation of financial instruments permitting static hedging (mainly “forwards” and “swaps”), the “present value” method is used. Estimated future cash flows are discounted using the interest rate curves of the related currencies. The interest rate curves are generally observable market data.

ii.
In the valuation of financial instruments requiring dynamic hedging (mainly structured options and other structured instruments), the Black-Scholes model is normally used. Where appropriate, observable market inputs are used to obtain factors such as the bid-offer spread, exchange rates, volatility, correlation indexes and market liquidity.

iii.
In the valuation of certain financial instruments exposed to interest rate risk, such as interest rate futures, caps and floors, the present value method (futures) and the Black-Scholes model (plain vanilla options) are used. The main inputs used in these models are observable market data, including the related interest rate curves, volatilities, correlations and exchange rates.

The fair value of the financial instruments arising from the aforementioned internal models considers contractual terms and observable market data, which include interest rates, credit risk, exchange rates, quoted market price of shares, volatility and prepayments, among others. The valuation models are not significantly subjective, since these methodologies can be adjusted and evaluated, as appropriate, through the internal calculation of fair value and the subsequent comparison with the related actively traded price.

iv.	Recording results

As a general rule, changes in the carrying amount of financial assets and liabilities are recorded in the Consolidated Statement of Income, distinguishing between those arising from the accrual of interest, which are recorded under interest income or interest expense as appropriate, and those arising for other reasons, which are recorded at their net amount under “Net income from financial operations”.

In the case of trading investments, the fair value adjustments, interest income, indexation adjustment and foreign exchange, are included in the Consolidated Statement of Income under “Net income from financial operations.”

Adjustments due to changes in fair value from:

-	“Available-for-sale instruments” are recorded in Other comprehensive income and accumulated under the heading “Other comprehensive income” within Equity.

-
When the AFS instruments are disposed of or are determined to be impaired, the cumulative gain or loss previously  accumulated as “Other comprehensive income” is reclassified to the Consolidated Statement of Income.

Financial Statements 2013 / Banco Santander Chile 17

Banco Santander Chile and Subsidiaries Notes to the Consolidated Intermediate Financial Statements AS OF MARCH 31 2013 AND DECEMBER 31, 2012

NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

v.	Hedging transactions

The Bank uses financial derivatives for the following purposes:

i)	to sell to customers who request these instruments in the management of their market and credit risks,
ii)	to use these derivatives in the management of the risks of the Bank entities’ own positions and assets and liabilities (“hedging derivatives”), and
iii)	to obtain profits from changes in the price of these derivatives (“trading derivatives”).

All financial derivatives that do not qualify for hedge accounting are accounted for as “trading derivatives.”

A derivative qualifies for hedge accounting if all the following conditions are met:

1.	The derivative hedges one of the following three types of exposure:

a.
Changes in the value of assets and liabilities due to fluctuations, among others, in the interest rate and/or exchange rate to which the position or balance to be hedged is subject (“fair value hedge”);

b.	Changes in the estimated cash flows arising from financial assets and liabilities, commitments and highly probable forecasted transactions (“cash flow hedge”);
c.	The net investment in a foreign operation (“hedge of a net investment in a foreign operation”).

2.	It is effective in offsetting exposure inherent in the hedged item or position throughout the expected term of the hedge, which means that:

a.	At the date of arrangement the hedge is expected, under normal conditions, to be highly effective (“prospective effectiveness”).
b.	There is sufficient evidence that the hedge was actually effective during the life of the hedged item or position (“retrospective effectiveness”).

3.
There must be adequate documentation evidencing the specific designation of the financial derivative to hedge certain balances or transactions and how this effective hedge was expected to be achieved and measured, provided that this is consistent with the Bank’s management of own risks.

The changes in the value of financial instruments qualifying for hedge accounting are recorded as follows:

a.
In fair value hedges, the gains or losses arising on both hedging instruments and the hedged items (attributable to the type of risk being hedged) are recorded directly in the Consolidated Statement of Income.

b.
In fair value hedges of interest rate risk on a portfolio of financial instruments, gains or losses that arise in measuring hedging instruments are recorded directly in the Consolidated Statement of Income, whereas gains or losses due to changes in fair value of the hedged item (attributable to the hedged risk) are recorded in the Consolidated Statement of Income with an offset to “Net income from financial operations”.

c.
In cash flow hedges, the effective portion of the change in value of the hedging instrument is recorded in Other Comprehensive Income under the heading “Cash flow hedge” within equity component “Other comprehensive income”, until the hedged transaction occurs, thereafter being recorded in the Consolidated Statement of Income, unless the hedged transaction results in the recognition of non–financial assets or liabilities, in which case it is included in the cost of the non-financial asset or liability.

d.
The differences in valuation of the hedging instrument corresponding to the ineffective portion of the cash flow hedging transactions are recorded directly in the Consolidated  Statement of Income under “Net income from financial operations”.

Financial Statements 2013 / Banco Santander Chile 18

Banco Santander Chile and Subsidiaries Notes to the Consolidated Intermediate Financial Statements AS OF MARCH 31 2013 AND DECEMBER 31, 2012
NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

If a derivative designated as a hedging instrument no longer meets the requirements described above due to expiration, ineffectiveness or for any other reason, the derivative is classified as a “trading derivative.” When “fair value hedging” is discontinued, the fair value adjustments to the carrying amount of the hedged item arising from the hedged risk are amortized to gain or loss from that date.

When cash flow hedges are discontinued, any cumulative gain or loss of the hedging instrument recognized in other comprehensive income under “Other comprehensive income” (from the period when the hedge was effective) remains recorded in equity until the hedged transaction occurs, at which time it is recorded in the Consolidated Statement of Income, unless the transaction is no longer expected to occur, in which case any cumulative gain or loss is recorded immediately in the Consolidated Statement of Income.

vi.	Derivatives embedded in hybrid financial instruments

Derivatives embedded in other financial instruments or in other host contracts are accounted for separately as derivatives if their risks and characteristics are not closely related to those of the host contracts, provided that the host contracts are not classified as “Other financial assets (liabilities) at fair value through profit or loss” or as “Portfolio of trading investments.”

vii.	Offsetting of financial instruments

Financial asset and liability balances are offset, i.e., reported in the Consolidated Statements of Financial Position at their net amount, only if there is a legally enforceable right to offset the recorded amounts and the Banks intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

viii.	Derecognition of financial assets and liabilities

The accounting treatment of transfers of financial assets depends on the extent and the manner in which the risks and rewards associated with the transferred assets are transferred to third parties:

i.
If the Bank transfers substantially all the risks and rewards of ownership to third parties, as in the case of unconditional sales of financial assets, sales under repurchase agreements at fair value at the date of repurchase, sales of financial assets with a purchased call option or written put option deeply out of the money, utilization of assets in which the transferor does not retain subordinated debt nor grants any credit enhancement to the new holders, and other similar cases, the transferred financial asset is derecognized from the Consolidated Statements of Financial Position and any rights or obligations retained or created in the transfer are simultaneously recorded.

ii.
If the Bank retains substantially all the risks and rewards of ownership associated with the transferred financial asset, as in the case of sales of financial assets under repurchase agreements at a fixed price or at the sale price plus interest, securities lending agreements under which the borrower undertakes to return the same or similar assets, and other similar cases, the transferred financial asset is not derecognized from the Consolidated Statements of Financial Position and continues to be measured by the same criteria as those used before the transfer. However, the following items are recorded:

-	An associated financial liability for an amount equal to the consideration received; this liability is subsequently measured at amortized cost.
-	Both the income from the transferred (but not removed) financial asset as well as any expenses incurred on the new financial liability.

iii.
If the Bank neither transfers nor substantially retains all the risks and rewards of ownership associated with the transferred financial asset—as in the case of sales of financial assets with a purchased call option or written put option that is not deeply in or out of the money, securitization of assets in which the transferor retains a subordinated debt or other type of credit enhancement for a portion of the transferred asset, and other similar cases—the following distinction is made:

Financial Statements 2013 / Banco Santander Chile 19

Banco Santander Chile and Subsidiaries Notes to the Consolidated Intermediate Financial Statements AS OF MARCH 31 2013 AND DECEMBER 31, 2012

NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

1.
If the transferor does not retain control of the transferred financial asset: the asset is removed from the Consolidated Statements of Financial Position and any rights or obligations retained or created in the transfer are recorded.

2.
If the transferor retains control of the transferred financial asset: it continues to be recorded in the Consolidated Statements of Financial Position for an amount equal to its exposure to changes in value and a financial liability associated with the transferred financial asset is recorded.  The net carrying amount of the transferred asset and the associated liability is the amortized cost of the rights and obligations retained, if the transferred asset is measured at amortized cost, or the fair value of the rights and obligations retained, if the transferred asset is measured at fair value.

Accordingly, financial assets are only removed from the Consolidated Statements of Financial Position when the rights over the cash flows they generate have terminated or when all the inherent risks and rewards of ownership have been substantially transferred to third parties. Similarly, financial liabilities are only derecognized from the Consolidated Statements of Financial Position when the obligations specified in the contract are discharged or cancelled or the contract has matured.

i)	Recognizing income and expenses

The most significant criteria used by the Bank to recognize its revenues and expenses are summarized as follows:

i.	Interest revenue, interest expense, and similar items

Interest revenue and expense are recorded on an accrual basis using the effective interest method.

However, when a given operation or transaction is past due by 90 days or more, when it originated from a refinancing or renegotiation, or when the Bank believes that the debtor poses a high risk of default, the interest and adjustments pertaining to these transactions are not recorded directly in the Consolidated Statement of Income unless they have been actually received.

This interest and these adjustments are generally referred to as “suspended” and are recorded in suspense accounts which are not part of the Consolidated Statements of Financial Position. Instead, they are reported as part of the complementary information thereto and as memorandum accounts. This interest is recognized as income, when collected.

The resumption of interest income recognition of previously impaired loans only occurs when such loans became current (i.e., payments were received such that the loans are contractually past-due for less than 90 days) or they are no longer classified under the C3, C4, C5, or C6 categories (for loans individually evaluated for impairment).

Dividends received from companies classified as “Investments in other companies” are recorded as income when the right to receive them arises.

ii.	Commissions, fees, and similar items

Fee and commission income and expenses are recognized in the Consolidated Statement of Income using criteria that vary according to their nature. The main criteria are:

-	Fee and commission income and expenses relating to financial assets and liabilities measured at fair value through profit or loss are recognized when they are paid.
-	Those arising from transactions or services that are performed over a period of time are recognized over the life of these transactions or services.
-	Those relating to services provided in a single act are recognized when the single act is performed.

iii.	Non-financial income and expenses

These are recognized for accounting purposes on an accrual basis.

Financial Statements 2013 / Banco Santander Chile 20

Banco Santander Chile and Subsidiaries Notes to the Consolidated Intermediate Financial Statements AS OF MARCH 31 2013 AND DECEMBER 31, 2012

NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

iv.	Loan arrangement fees

Fees that arise as a result of the origination of a loan, mainly application and analysis-related fees, are accrued and recorded in the Consolidated Statement of Income over the term of the loan.

Regarding fees arising as a result of new products, the Bank immediately records within the Consolidated Statements of Income the portion that corresponds to direct costs related to loan origination.

j)      Impairment

i.	Financial assets:

A financial asset, other than that a fair value through profit and loss, is evaluated on each financial statement reporting date to determine whether objective evidence of impairment exists.

A financial asset or group of financial assets will be impaired if, and only if, objective evidence of impairment exists as a result of one or more events that occurred after initial recognition of the asset (“event causing the loss”), and this event or events  have an impact on the estimated future cash flows of a financial asset or group of financial assets.

An impairment loss relating to financial assets recorded at amortized cost is calculated as the difference between the carrying amount of the asset and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate.

An impairment loss relating to a financial asset available for sale is calculated based on a significant or prolonged decline in its fair value.

Individually significant financial assets are individually tested to determine their impairment. The remaining financial assets are evaluated collectively in groups that share similar credit risk characteristics.

All impairment losses are recorded in Consolidated Statement of Income. Any cumulative loss relating to a financial asset available for sale previously recorded in equity is transferred to profit or loss.

The reversal of an impairment loss only occurs if it can be objectively related to an event occurring after the initial impairment loss was recorded. This reversal is always recorded in income.

ii.	Non-financial assets:

The Bank’s non-financial assets, excluding investment properties, are reviewed at reporting date to determine whether they show signs of impairment (i.e. its carrying amount exceeds its recoverable amount). If such evidence exists, the amount to be recovered from the assets is then estimated.

In connection with other assets, impairment losses recorded in prior periods are assessed at each reporting date in search of any indication that the loss has decreased or disappeared and should be reversed. The increased carrying amount of an asset other than goodwill attributable to a reversal of an impairment loss shall not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years

k)    Property, plant, and equipment

This category includes buildings, land, furniture, vehicles, computer hardware and other fixtures owned by the consolidated entities or acquired under finance leases. Assets are classified according to their use as follows:

Financial Statements 2013 / Banco Santander Chile 21

Banco Santander Chile and Subsidiaries Notes to the Consolidated Intermediate Financial Statements AS OF MARCH 31 2013 AND DECEMBER 31, 2012
NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

i.	Property, plant and equipment for own use

Property, plant and equipment for own use (including, among other things, tangible assets received by the consolidated entities in full or partial satisfaction of financial assets representing accounts receivable from third parties which are intended to be held for continuing own use and tangible assets acquired under finance leases) are accounted at acquisition cost less the related accumulated depreciation and, if applicable, any impairment losses (net carrying amount higher than recoverable amount).

Depreciation is calculated using the straight line method over the acquisition cost of assets less their residual value, assuming that the land on which buildings and other structures stand has an indefinite life and, therefore, is not subject to depreciation.

The Bank must apply the following useful lives for the tangible assets that comprise its assets:

ITEM	Useful Life (Months)

Land	-
Paintings and works of art	-
Assets retired for disposal	-
Carpets and curtains	36
Computers and hardware	36
Vehicles	36
Computational systems and software	36
ATM’s	60
Machines and equipment in general	60
Office furniture	60
Telephone and communication systems	60
Security systems	60
Rights over telephone lines	60
Air conditioning systems	84
Installations in general	120
Security systems (acquisitions up to October 2002)	120
Buildings	1,200

The consolidated entities assess at each reporting date whether there is any indication that the carrying amount of any of their tangible assets’ exceeds its recoverable amount. If this is the case, the carrying amount of the asset is reduced to its recoverable amount and future depreciation charges are adjusted in proportion to the revised carrying amount and to the new remaining useful life, if the useful life needs to be revised.

Similarly, if there is an indication of a recovery in the value of a tangible asset, the consolidated entities record the reversal of the impairment loss recorded in prior periods and adjust the future depreciation charges accordingly. In no circumstance may the reversal of an impairment loss on an asset increase its carrying amount above the one it would have had if no impairment losses had been recorded in prior years.

The estimated useful lives of the items of property, plant and equipment held for own use are reviewed at least at the end of each reporting period to detect significant changes therein. If changes are detected, the useful lives of the assets are adjusted by correcting the depreciation charge to be recorded in the Consolidated Statement of Income in future years on the basis of the new useful lives.

Maintenance expenses relating to tangible assets (property, plant and equipment) held for own use are recorded as an expense in the period in which they are incurred.

Financial Statements 2013 / Banco Santander Chile 22

Banco Santander Chile and Subsidiaries Notes to the Consolidated Intermediate Financial Statements AS OF MARCH 31 2013 AND DECEMBER 31, 2012

NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

ii.      Assets leased out under operating leases

The criteria used to record the acquisition cost of assets leased out under operating leases, to calculate their depreciation and their respective estimated useful lives, and to record the impairment losses thereof, are consistent with those described in relation to property, plant and equipment held for own use.

l)     Leasing

i.       Finance leases

Finance leases are leases that substantially transfer all the risks and rewards incidental to ownership of the leased asset to the lessee.

When the consolidated entities act as the lessor of an asset, the sum of the present value of the lease payments receivable from the lessee plus the guaranteed residual value, which is generally the exercise price of the lessee’s purchase option at the end of the lease term, is recognized as loans to third parties and is therefore included under “Loans and accounts receivable from customers” in the Consolidated Statements of Financial Position.

When the consolidated entities act as lessees, they show the cost of the leased assets in the Consolidated Statements of Financial Position based on the nature of the leased asset, and simultaneously record a liability for the same amount (which is the lower of the fair value of the leased asset and the sum of the present value of the lease payments payable to the lessor plus, if appropriate, the exercise of the purchase option). The depreciation policy for these assets is consistent with that for property, plant and equipment for own use.

In both cases, the finance income and finance expenses arising from these contracts are credited and debited, respectively, to “Interest income” and “Interest expense” in the  Consolidated Statement of Income so as to achieve a constant rate of return over the lease term.

ii.      Operating leases

In operating leases, ownership of the leased asset and substantially all the risks and rewards incidental thereto remain with the lessor.

When the consolidated entities act as the lessor, they present the acquisition cost of the leased assets under "Property, plant and equipment.” The depreciation policy for these assets is consistent with that for similar items of property, plant and equipment held for own use and revenues from operating leases is recorded on a straight line basis under “Other operating income” in the Consolidated Statement of Income.

When the consolidated entities act as the lessees, the lease expenses, including any incentives granted by the lessor, are charged on a straight line basis to “Administrative expenses” in the Consolidated Statement of Income.

iii.     Sale and leaseback transactions

For sale at fair value and operating leasebacks, the gain or loss generated is recorded at the time of sale.  In the case of finance leasebacks, the gain or loss generated is amortized over the lease term.

m)     Factored receivables

Factored receivables are valued at the amount disbursed by the Bank in exchange of invoices or other commercial instruments representing the credit which the transferor assigns to the Bank. The price difference between the amounts disbursed and the actual face value of the credits is recorded as interest income in the Consolidated Statement of Income through the effective interest method over the financing period.

When the assignment of these instruments involves no liability for the assignee, the Bank assumes the risks of insolvency of the parties responsible for payment.

Financial Statements 2013 / Banco Santander Chile 23

Banco Santander Chile and Subsidiaries Notes to the Consolidated Intermediate Financial Statements AS OF MARCH 31 2013 AND DECEMBER 31, 2012
NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

n)    Intangible assets

Intangible assets are identified as non-monetary assets (separately identifiable from other assets) without physical substance which arise as a result of a legal transaction (contractual terms) or are developed internally by the consolidated entities. They are assets whose cost can be estimated reliably and from which the consolidated entities have control and consider it probable that future economic benefits will be generated.

Intangible assets are recorded initially at acquisition or production cost and are subsequently measured at cost less any accumulated amortization and any accumulated impairment losses.

Internally developed computer software

Internally developed computer software is recorded as an intangible asset if, among other requirements (basically the Bank’s ability to use or sell it), it can be identified and its ability to generate future economic benefits can be demonstrated.  The estimated useful life for software is 3 years.

Intangible assets are amortized on a straight-line basis over their estimated useful life; which has been defined as 36 months.

Expenditure on research activities is recorded as an expense in the year in which it is incurred and cannot be subsequently capitalized.

o)    Cash and cash equivalents

For the preparation of the cash flow statement, the indirect method was used, beginning with the Bank’s consolidated pre-tax income and incorporating non-cash transactions, as well as income and expenses associated with cash flows, which are classified as investment or financing activities.

For the preparation of the cash flow statement, the following items are considered:

i.	Cash flows: Inflows and outflows of cash and cash equivalents, such as deposits with the Central Bank of Chile, deposits in domestic banks, and deposits in foreign banks
ii.	Operating activities: Principal revenue-producing activities performed by banks and other activities that cannot be classified as investing or financing activities.
iii.	Investing activities: The acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.
iv.	Financing activities: Activities that result in changes in the size and composition of the equity and liabilities that are not operating activities.

p)    Provisions for loan losses

The Bank records allowances for loan losses in accordance with its internal models. These models have been approved by the Board.

The Bank has developed models to determine allowances for loan losses according to the type of portfolio or operations. Loans and accounts receivables from customers are divided into three categories:

i.	Consumer loans,
ii.	Mortgage loans, and
iii.	Commercial loans.

The Bank performs an assessment of loans and account receivable from customers to determine their provision for loan losses in accordance with:

Financial Statements 2013 / Banco Santander Chile 24

Banco Santander Chile and Subsidiaries Notes to the Consolidated Intermediate Financial Statements AS OF MARCH 31 2013 AND DECEMBER 31, 2012
NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

-
Individual assessment - When the Bank assess a debtor as  individually significant, or when cannot be classified within a group of financial assets with similar credit risk characteristics, due to their size, complexity or level of exposure.

-
Collectively assessment – A group assessment is relevant for analyzing a large number of operations with small individual balances from individuals or small-size companies.  The Bank group debtors with similar credit risk characteristics giving to each group a default probability and recovery rate based on a historical analysis.

The models used to determine credit risk provisions are described below:

I.	Allowances for individual evaluations

An individual assessment of commercial debtors is necessary in accordance with the SBIF, in the case of companies which, due to their size, complexity or level of exposure, must be known and analyzed in detail.

The Bank assigns to each debtor and his contingent loans and credits a risk category, after assigning them to one of the following portfolio categories: Normal, Substandard and Default. The risk factors used are: industry or economic sector, owners or managers, financial situation and payment capacity, and payment behavior.

The portfolio categories and their definitions are as follows:

i.
Normal Portfolio includes debtors with a payment capacity that allows them to comply with their obligations and commitments and there is not likely to change, based on the current economic and financial situation. The classifications assigned to this portfolio are categories from A1 to A6.

ii.
Substandard Portfolio includes debtors with financial difficulties or a significant deterioration of their payment capacity and about which are reasonable doubts about the reimbursement of the capital and interest within the contractual terms, showing low margin to fulfill their short-term financial obligations. The classifications assigned to this portfolio are categories from B1 to B4.

iii.
Default Portfolio includes debtors and their credits from which payment is considered remote since they show a deteriorated or null payment capacity, with signs of a possible bankruptcy,who required a forced debt restructuring or any debtor who has been in default for over 90 days in his payment of interest or capital, are included in this portfolio. The classifications assigned to this portfolio are categories from C1 to C6.

Financial Statements 2013 / Banco Santander Chile 25

Banco Santander Chile and Subsidiaries Notes to the Consolidated Intermediate Financial Statements AS OF MARCH 31 2013 AND DECEMBER 31, 2012

NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

Normal and Substandard Compliance Portfolio

As part of individual assessment, the Bank classifies debtors into the following categories, assigning them a probability of non-performance (PNP) and severity (SEV), which result in the expected loss percentages.

Type of Portfolio	Debtor’s Category	Probability of Non-Performance (%)	Severity (%)	Expected Loss (%)
Normal portfolio	A1	0.04	90.0	0.03600
	A2	0.10	82.5	0.08250
	A3	0.25	87.5	0.21875
	A4	2.00	87.5	1.75000
	A5	4.75	90.0	4.27500
	A6	10.00	90.0	9.00000
Impaired portfolio	B1	15.00	92.5	13.87500
	B2	22.00	92.5	20.35000
	B3	33.00	97.5	32.17500
	B4	45.00	97.5	43.87500

At the beginning the Bank determines all credit exposure, which includes the accounting balances of loans and accounts receivable from customers plus contingent loans, minus any amount recovered through executing the guarantees. At the exposure amount thus determined is applied the respective expected loss percentages.

Default Portfolio

The provisions over default portfolio include determining, at first, the expected loss rate, deducting any amount recovered by guarantee execution and the present value of recoveries through collection actions, net of related expenses.

Once expected loss range is determined, the related allowance percentage is applied over the exposure amount, which include loans plus contingent loans related to a debtor.

The allowance percentage applied over exposure are as follows:

Classification	Estimated range of loss	Allowance
C1	Up to 3	2%
C2	More than 50% and up to 80%	10%
C3	More than 50% and up to 80%	25%
C4	More than 50% and up to 80%	40%
C5	More than 50% and up to 80%	65%
C6	More than 5	90%

Financial Statements 2013 / Banco Santander Chile 26

Banco Santander Chile and Subsidiaries Notes to the Consolidated Intermediate Financial Statements AS OF MARCH 31 2013 AND DECEMBER 31, 2012
NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

II.	Provisions for group evaluations

The collective evaluation is relevant to address a large number of smaller balance loans related to individuals and small-size companies.

The levels of required allowances have been established by the Bank, in accordance with loan losses methodology by classifying and grouping the loan portfolio based on similar credit risk characteristic indicative of debtor’s ability to pay all amounts due according to the contractual terms. The Bank uses models based on debtors’ characteristics, payment history, due and default loans, among others.

The Bank uses methodologies to establish credit risk, based on internal models to estimate the allowances for the group-evaluated portfolio, which include non-individually commercial significant loans, mortgage and consumer loans (including installment loans, credit cards and overdraft lines). These methodologies allow us to independently identify the portfolio behavior and establish the provision required to cover losses arising during the year.

The customers are classified according to their internal and external characteristics, using customer-portfolio model to differentiate each portfolio’s risk proper and orderly, this is known as the allocation profile method.

The allocation profile method is based on a statistical construction model that establishes a relation through logistic regression between variables such as default, payment behavior outside the Bank, socio-demographic data, among others, and a response variable which determines the client’s risk, in this case is 90 or more delinquency days.  Afterwards, common profiles are established and assigned a Probability of Non-Performance (PNP) and a recovery rate based on a historical analysis known as Severity (SEV).

Therefore, once the customers have been profiled and assigned a PNP and a SEV relating to the loan’s profile, the exposure at default (EXP) is calculated. This exposure includes the book value of the loans and accounts receivable from the customer, plus contingent loans, minus any amount that can be recovered by executing guarantees (for credits other than consumer loans).

Changes in accounting estimates

In 2012, and as a response to the ongoing improvement and monitoring process of the allowance models, the Bank updated its allowance model for consumer loans. Until June 2012, estimated loss rates were established by the historical behavior of charge-offs net of recoveries for each risk profile. This methodology only considered historical debt data for each specific profile and did not include the use of any other statistical information. Since June 2012, loss rate has been estimated as the product of the Probability of Non-Performance (PNP) and Severity (SEV); established according to the historical behavior of the profiles and based on a historical analysis properly supported. These changes had an effect on Consolidated Statement of Income for MCh$ 24,756. The effect of these improvements was considered as a change of estimate, according to International Accounting Standards No. 8 “Accounting Policies, Changes in Accounting Estimates and Errors”; therefore, the effect was reported on the Consolidated Statement for the period.

In 2011, the Bank recalibrated their models for mortgage and commercial loans provisions, which caused an effect over the profit and loss for MCh$ 16,258 and MCh$ 16,560, respectively. The effects of these improvements were accounted as a change of estimate according to the IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors”, and were registered at the Consolidated Financial Statements for the period.

According to the Administration, it is impracticable to determine the effects of these changes in accounting estimate for future periods.

Financial Statements 2013 / Banco Santander Chile 27

Banco Santander Chile and Subsidiaries Notes to the Consolidated Intermediate Financial Statements AS OF MARCH 31 2013 AND DECEMBER 31, 2012
NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES continued:

III.	Additional provisions

According to the SBIF regulation, banks are allowed to establish provisions over the limits described below so as to protect themselves from the risk of non-predictable economical fluctuations that could affect the macroeconomical environment or the situation of a specific economical sector.

According to no. 10 of Chapter B-1 from the SBIF Compendium of Accounting Regulations, these provisions will be informed in liabilities, like provisions for contingent loans.

IV.	Charge-offs

As a general rule, charge-offs should be done when the contract rights over cash flow expire. In the case of loans and account receivable from customers, even if the above not happen, the Bank will charged-off those amount in accordance with Title II of Chapter B-2 of the Compendium of Accounting Regulations (SBIF).

These charge-offs refer to derecognition from Consolidated Statements of Financial Position of the corresponding loans operations, therefore, includes a no past due portion of a loan in the case of installments loans or leasing operations (no partial charge-offs exists).

Charge-offs are always recorded under provision for loan losses in accordance with Chapter B-1 of the Compendium of Accounting Regulations (SBIF), whatever cause the charge-off.  Subsequent payments obtained from charge-off operations will be recognized at the Consolidated Statement of Income as Recovery of loan previously charge-off.

Loan and accounts receivable charge-offs are recorded on overdue, past due, and current installments based on the past due deadlines presented below:

Type of loan	Term

Consumer loans with or without collateral	6 months
Other transactions without collateral	24 months
Business credits with collateral	36 months
Mortgage loans	48 months
Consumer leasing	6 months
Other non-mortgage leasing transactions	12 months
Mortgage leasing (household and business)	36 months

Any renegotiation of an already charged-off loan will not give rise an income—as long as the operation is still deteriorated—and the effective payments received must be accounted as recovery from loans previously charged off.

The renegotiated loans only shall recognized as an asset if it is no longer deteriorated, recognizing also the activation as loans previously charge-off.

V.	Recovery of loans previously charged off and accounts receivable from clients

Recovery of previously charged off loans and accounts receivable from customers, are recorded in the Consolidated Statement of Income as a reduction of provision for loan losses.

Financial Statements 2013 / Banco Santander Chile 28

Banco Santander Chile and Subsidiaries Notes to the Consolidated Intermediate Financial Statements AS OF MARCH 31 2013 AND DECEMBER 31, 2012
NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

q)       Provisions, contingent assets, and contingent liabilities

Provisions are liabilities of uncertain timing or amount. Provisions are recognized in the Consolidated Statements of Financial Position when the Bank:

i.	has a present obligation (legal or constructive) as a result of past events, and
ii.	It is probable that an outflow of resources will be required to settle these obligations and the amount of these resources can be reliably measured.

Contingent assets or contingent liabilities are any potential rights or obligations arising from past events whose existence will be confirmed only by the occurrence or non-occurrence if one or more uncertain future events that are not wholly within control of the Bank.

The following are classified as contingent in the supplementary information:

i.	Guarantees and bonds: Encompasses guarantees, bonds, standby letters of credit and guarantees of payment from buyers in factored receivables.

ii.	Confirmed foreign letters of credit: Encompasses letters of credit confirmed by the Bank.

iii.	Documentary letters of credit: Includes documentary letters of credit issued by the Bank, which have not yet been negotiated.

iv.	Documented guarantees: Guarantees with promissory notes.

v.	Interbank guarantee: Guarantees issued.

vi.	Unrestricted credit lines: The unused amount of credit lines that allow customers to draw without prior approval by the Bank (for example, using credit cards or overdrafts in checking accounts).

vii.
Other credit commitments: Amounts not yet lent under committed loans, which must be disbursed at an agreed future date when events contractually agreed upon with the customer occur, such as in the case of lines of credit linked to the progress of a construction or similar projects.

viii.
Other contingent credits: Includes any other kind of commitment by the Bank which may exist and give rise to lending when certain future events occur. In general, this includes unusual transactions such as pledges made to secure the payment of loans among third parties or derivative contracts made by third parties that may result in a payment obligation and are not covered by deposits.

The consolidated annual accounts reflect all significant provisions for which it is estimated that the probability of having to meet the obligation is more likely than not.

Financial Statements 2013 / Banco Santander Chile 29

Banco Santander Chile and Subsidiaries Notes to the Consolidated Intermediate Financial Statements AS OF MARCH 31 2013 AND DECEMBER 31, 2012

NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

Provisions are quantified using the best available information on the consequences of the event giving rise to them and are reviewed and adjusted at the end of each year and are used to address the specific liabilities for which they were originally recognized. Partial or total reversals are recognized when such obligations cease to exist or are reduced.

Provisions are classified according to the obligation covered as follows:

-	Provision for employee salaries and expenses.
-	Provision for mandatory dividends
-	Allowance for contingent credit risks
-	Provisions for contingencies

r)       Deferred income taxes and other deferred taxes

The Bank records, when appropriate, deferred tax assets and liabilities for the estimated future tax effects attributable to differences between the carrying amount of assets and liabilities and their tax bases.  The measurement of deferred tax assets and liabilities is based on the tax rate, according to the applicable tax laws, using the tax rate that applies to the period when the deferred asset and liability is settled.  The future effects of changes in tax legislation or tax rates are recorded in deferred taxes beginning on the date on which the law approving such changes is published.

s)       Use of estimates

The preparation of the financial statements requires Management to make estimates and assumptions that affect the application of the accounting policies and the reported amounts of assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

In certain cases, generally accepted accounting policies require that assets or liabilities be recorded or disclosed at their fair values. The fair value is the amount at which an asset could be exchanged, or a liability settled, between knowledgeable parties, in an arm’s length transaction. Where available, quoted market prices in active markets have been used as the basis for measurement. Where quoted market prices in active markets are not available, the Bank has estimated such values based on the best information available, including the use of modeling and other valuation techniques.

The Bank has established allowances to cover incurred losses, therefore, to estimate the allowances, they must be regularly evaluated taking into consideration factors such as changes in the nature and volume of the loan portfolio, trends in forecasted portfolio quality, credit quality and economic conditions that may adversely affect the borrowers’ payment capacity. Increases in the allowances for loan losses are reflected as “Provision for loan losses” in the Consolidated Statement of Income. Loans are charged-off when management determines that a loan or a portion thereof is uncollectible. Charge-offs are recorded as a reduction of the provisions for loan losses.

The relevant estimates and assumptions are regularly reviewed by the Bank’s Management to quantify certain assets, liabilities, revenues, expenses, and commitments.  Revised accounting estimates are recorded in the period in which the estimate is revised and in any affected future period.

These estimates, made on the basis of the best available information, mainly refer to:

-	Impairment losses of certain assets (Notes 7, 8, 9, and 31)
-	The useful lives of tangible and intangible assets (Notes 12, 13, and 31)
-	The fair value of assets and liabilities (Notes 6, 7, 11, and 34)
-	Commitments and contingencies (Note 20)
-	Current and deferred taxes (Note 14)

Financial Statements 2013 / Banco Santander Chile 30

Banco Santander Chile and Subsidiaries Notes to the Consolidated Intermediate Financial Statements AS OF MARCH 31 2013 AND DECEMBER 31, 2012

NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

t)       Non-current assets held for sale

Non-current assets (or a group which includes assets and liabilities for disposal) expected to be recovered mainly through sales rather than through continued use, are classified as held for sale. Immediately prior to this classification, assets (or elements of a disposable group) are re-measured in accordance with the Bank’s policies.  The assets (or disposal group) are measured at the lower of carrying amount or fair value minus cost of sales.

Any impairment loss on disposal is first allocated to goodwill and then to the remaining assets and liabilities on a pro rata basis, except no losses are recorded in financial assets, deferred assets, employee benefit plan assets, and investment property, which are still evaluated according to the Bank’s accounting policies.  Impairment losses on the initial classification of held-for-sale assets, and profits and losses from the revaluation are recorded in income.  Reversals of impairment losses are recorded to extent they do not result in a higher carrying amount than that originally recorded for “Non-current assets held for sale.”

As of March 31, 2013 and 2012 and December 31, 2012 the Bank has not classified any non-current assets as held for sale.

Assets received or awarded in lieu of payment

Assets received or awarded in lieu of payment of loans and accounts receivable from clients are recognized at their fair value (as determined by an independent appraisal). A price is agreed upon by the parties through negotiation, or, when the parties do not reach an agreement, at the amount at which the Bank is awarded those assets at a judicial auction. In the latter case, an independent appraisal is performed. The excess of the outstanding loan balance over the fair value, is charged to net income for the period, under “Provision for loan losses”.  Any excess of the fair value over the outstanding loan balance, less costs to sell of the collateral, is returned to the client.

These assets are subsequently adjusted to their net releasable value less cost to sale (assuming a forced sale).  The difference between the fair value of the asset and the estimated net releasable value less cost sale is charged to net income for the period, under “Other Operating Expenses”.  The result obtained in the sale of the asset is subsequently recorded under “Other Operating Income”.

Independent appraisals are obtained at least every 18 months and fair values are adjusted accordingly. No adjustments have been made between appraisals considering the stability of the real estate market in Chile during past years and the expected stability of the real estate market in the coming years.

In general, it is estimated that these assets will be divested within one year since their awarding date.  To comply with article 84 of the General Banking Law, those assets which are not sold during that period, will be charge-off in a single payment.

u)       Earnings per share

Basic earnings per share are determined by dividing the net income attributable to the Bank shareholders for the period by the weighted average number of shares outstanding during the year.

Diluted earnings per share are determined in the same way as basic earnings per share, but the weighted average number of outstanding shares is adjusted to take into account the potential diluting effect of stock options, warrants, and convertible debt.

As of March 31, 2013 and 2012 and December 31, 2012 the Bank did not have any instruments that generated diluting effects.

Financial Statements 2013 / Banco Santander Chile 31

Banco Santander Chile and Subsidiaries Notes to the Consolidated Intermediate Financial Statements AS OF MARCH 31 2013 AND DECEMBER 31, 2012
NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

v)       Temporary acquisition (assignment) of assets

Purchases (sales) of financial assets under non-optional resale (repurchase) agreements at a fixed price (“repos”) are recorded in the Consolidated Statements of Financial Position based on the nature of the debtor (creditor) under “Deposits in the Central Bank of Chile,” “Deposits in financial institutions” or “Loans and accounts receivable from customers” (“Central Bank of Chile deposits,” “Deposits from financial institutions” or “Customer deposits”).

Differences between the purchase and sale prices are recorded as financial interest over the term of the contract.

w)       Assets under management and investment funds managed by the Bank

Assets owned by third parties and managed by certain companies that are within the Bank’s scope of consolidation (Santander Asset Management S.A., Administradora General de Fondos and Santander S.A. Sociedad Securitizadora), are not included in the Consolidated Intermediate Statements of Financial Position. Management fees are included in “Fee and commission income” in the Consolidated Intermediate Statement of Income.

x)       Provision for mandatory dividends

As of March 31, 2013 and 2012, and December 31, 2012 the Bank recorded a provision for mandatory dividends. This provision is made pursuant to Article 79 of the Corporations Act, which is in accordance with the Bank’s internal policy. Under Article No 79 of the Corporations Act, at least 30% of net income for the period should be distributed, except in the case of a contrary resolution adopted at the respective shareholders’ meeting by unanimous vote of the outstanding shares. This provision is recorded, as a deducting item, in the “Retained earnings – Provisions for mandatory dividends” in the Consolidated Statement of Changes in Equity.

y)       Employee benefits

i.	Post-employment benefits – Defined benefit plan:

According to current collective bargaining and other labor agreements, the Bank has undertaken to supplement the benefits granted by the public systems corresponding to certain employees and to their beneficial right holders, for retirement, permanent disability or death, outstanding salaries and compensations, contributions to pension funds for active employees and post-employment social benefits.

Features of the Plan:

The main features of the Post-Employment Benefits Plan sponsored by Grupo Santander Chile Group are:

a.	Aimed at the Group’s management
b.	The general requisite to apply is that the employee must be carrying out his duties when turning 60 years old.
c.	The Bank will take on insurance (pension fund) on the employee’s behalf, for which it will pay regularly the respective premium (contribution).
d.	The Bank will be directly responsible for granting benefits.

The Bank recognizes under line item “Provisions” in the Consolidated Statements of Financial Position (or in assets under “Other assets,” depending on the funded status of the plan) the present value of its post-employment defined benefit obligations, net of the fair value of the plan assets and of the net recognized cumulative actuarial gains or losses, disclosed in the valuation of these obligations, which are deferred using “corridor approach”, net of the past service cost, which is deferred over time as explained below.

 “Plan assets” are defined as that will be used to settle the obligations and that meet the following requirements:

Financial Statements 2013 / Banco Santander Chile 32

Banco Santander Chile and Subsidiaries Notes to the Consolidated Intermediate Financial Statements AS OF MARCH 31 2013 AND DECEMBER 31, 2012
NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

-	They are not owned by the consolidated entities, but by a legally separate third party not related to the Bank.
-
They are available only to pay or fund post-employment benefits and cannot be returned to the consolidated entities except when the assets remaining in the plan are sufficient to meet all the obligations of the plan and of the entity in relation to the benefits due to current or former employees or to reimburse employee benefits already paid by the Bank.

 “Actuarial gains and losses” are defined as those arising from the differences between previous actuarial assumptions and what has actually occurred, and from changes in the actuarial assumptions used. For the plans, the Bank applies the “corridor approach” criterion, whereby it recognizes in the Consolidated Statement of Income, the amount resulting from dividing by five the higher of the net value of the accumulated actuarial gains and/or losses not recognized at the beginning of each period and exceeding 10% of the present value of the obligations or 10% of the fair value of the assets at the beginning of the period.

 “Past services cost”— which arise from changes made to existing post-employment benefits or from the introduction of new benefits — is recognized in the Consolidated Statement of Income on a straight line basis over the period beginning on the date on which the new commitments arose to the date on which the employee has an irrevocable right to receive the new benefits.

Post-employment benefits are recognized in the Consolidated Statement of Income as follows:

-
Current service cost, defined as the increase in the present value of the obligations arising as a consequence of the services provided by the employees during the period under the “Personnel salaries and expenses” item.

-
Interest cost, defined as the increase in the present value of the obligations as a consequence of the passage of time which occurs during the period.  When the obligations are shown in liabilities in the Consolidated Statements of Financial Position net of the plan assets, the cost of the liabilities recognized in the Consolidated Statement of Income under “Personnel salaries and expenses” reflects exclusively the obligations recorded as liabilities.

-	The expected return on the plan’s assets and the gains and losses in their value, less any cost arising from their management and the taxes to which they are subject.
-
The actuarial gains and losses calculated using the corridor approach and the unrecognized past service cost, generally amendments made for benefits to be received for past services, are recorded under “Personnel salaries and expense” in the Consolidated Statement of Income.

ii.   Severance Provision:

Severance provisions for years of employment are recorded only when they actually occur or upon the availability of a formal and detailed plan in which the fundamental modifications to be made are identified, provided that such plan has already started to be implemented or its principal features have been publicly announced, or objective facts about its execution are known.

iii.   Share-based compensation:

The allocation of equity instruments to executives of the Bank and its Subsidiaries as a form of compensation for their services, when those instruments are provided at the end of a specific period of employment, is recorded as an expense in the Consolidated Statement of Income under the “Personnel salaries and expenses” item, as the relevant executives provide their services over the course of the period.

These benefits do not generate diluting effects, since they are based on shares of Banco Santander S.A. (the parent company of Banco Santander Chile, headquartered in Spain).

z)    Reclassification of items.

Banco Santander Chile has reclassified some items in the Financial Statements to provide relevant, reliable, comparable and understandable information.

These reclassifications have no significant impact on the current Consolidated Financial Statements.

Financial Statements 2013 / Banco Santander Chile 33

Banco Santander Chile and Subsidiaries Notes to the Consolidated Intermediate Financial Statements AS OF MARCH 31 2013 AND DECEMBER 31, 2012
NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

aa)       Application of new and revised International Financial Reporting Standards

i.	New and revised IFRS standards effective in current year

The following accounting pronouncements have been issued by SBIF and the IASB, which have been fully incorporated by the Bank and are detailed as follows:

1.	Accounting Regulations Issued by the SBIF

Circular Letter No. 3548 - On March 19, 2013 the SBIF issued this letter to match the name used in the instructions to the newest amendments to IAS 1 replacing “Income statement” and “Other comprehensive income” with “statement of financial position” and “statement of comprehensive income for the period”.
Management has applied this letter in this Financial Statements.

2.	New and revised IFRS standards effective in current year

Amendment to IAS 12, Income Taxes – On December 20, 2010 the IASB published Deferred Taxes: Recovery of Underlying Assets. The amendments to IAS 12 provide an exemption to the general principle set out in IAS 12 Income Taxes that the measurements of deferred tax should reflect the manner in which an entity expects to recover the carrying amount of an asset. Specifically, the amendments establish a rebuttable presumption that the carrying amount of an investment property measured using the fair value model in IAS 40 Investment Property will be recovered entirely through sale. The amendments were issued in response to concerns that application of IAS 12’s general approach can be difficult or subjective for investment property measured at fair value because it may be that the entity intends to hold the asset for an indefinite or indeterminate period of time, during which it anticipates both rental income and capital appreciation.
Under the amendments, unless the presumption is rebutted, the measurement of the deferred tax liability or deferred tax asset is required to reflect the tax consequences of recovering the carrying amount of the investment property entirely through sale. The ‘sale’ presumption is rebutted if the investment property is depreciable and the investment property is held within a business model whose objective is to consume substantially all of the economic benefits embodied in the investment property over time, rather than through sale.

Following the application of the amendments, entities holding investment property accounted for using the fair value model in accordance with IAS 40 in jurisdictions where tax is not imposed on sale of the investment property will no longer recognize deferred tax on any temporary differences arising from fair value gains or losses (unless the presumption is rebutted). This is because there would be no tax consequences expected to arise from recovering the carrying amount entirely through sale, regardless of whether the entity intends to use the property to generate rental income for a period of time prior to sale. These modifications will be mandatorily applied for annual periods beginning on or after January 1, 2012. Early adoption is allowed. These amendments did not have any impact on our consolidated financial statements.

{Amendment to IFRS 1, First Time Adoption of IFRS – On December 20, 2010 the IASB published certain modifications to IFRS 1, specifically:

 (i) Elimination of Set Dates for First Time Adopters - These modifications help first time adopters of IFRS by replacing the back application date of the un-record of financial assets and liabilities of ‘January 1, 2004’ with the ‘transition date to IFRS’. In this way, first time IFRS adopters do not have to apply the un-record requirements of IAS 39 retrospectively to a previous date and free adopters to recalculate profit and losses of ‘day 1’ over transactions that took place before the transition date to IFRS.

 (ii) Severe hyperinflation – These modifications provide guidelines for entities coming from a sever hyperinflation, allowing them at the date of transaction of entities, to measure all assets and liabilities held before the normalization of functional currency date to fair value on the transition to IFRS date and use that fair value as the attributed cost for those assets and liabilities in the statements of opening financial position under IFRS. Entities using this exemption will have to describe the circumstances of how and why their functional currency was subjected to sever hyperinflation and the circumstances that led to end those conditions.

These modifications will be mandatorily applied for yearly periods beginning on or after July 1, 2011. In-advance enforcement is allowed. The implementation of this amendment had no impact on the Bank’s Consolidated Financial Statements since we are already preparing our Statements according to IFRS.

Financial Statements 2013 / Banco Santander Chile 34

Banco Santander Chile and Subsidiaries Notes to the Consolidated Intermediate Financial Statements AS OF MARCH 31 2013 AND DECEMBER 31, 2012

NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

IFRS 10, Consolidated Financial Statements - IFRS 10 replaces the part of IAS 27 Consolidated and Separate Financial Statements that deals with consolidated financial statements and SIC-12 Consolidation – Special Purpose Entities. The purpose of IFRS 10 is to have a single consolidation base for all entities, regardless the nature of the investment. This base is control. The definition of control includes three elements: power over an investment, exposure or rights to variable returns of the investments and the ability to affect those returns through power over an investee. IFRS 10 provides a detailed guide on how to apply the control principle in a number of situations, including agency relationships and holdings of potential voting rights. An investor should re assess whether they control an investment if facts and circumstances change. IFRS 10 replaces the IAS 27 sections dealing with how and when an investor should prepare the Consolidated Financial Statements and replaces SIC 12 entirely. The effective date for IFRS 11 is January 1, 2013. Early application is allowed under certain circumstances.

These amendments did not have a material impact on our consolidated financial statements.

IFRS 11, Joint Arrangements —  On May 12, 2011, the IASB issued IFRS 11, Joint Agreements, which replaces IAS 31 Interests In Joint Ventures and SIC-13, Jointly Controlled Entities. IFRS 11 classifies all joint arrangements whether as joint operations (combining the current concepts on jointly controlled assets and operations) or as joint ventures (equivalent to the current concept of jointly controlled entity). A joint operation is a joint agreement in which the parts which have control have rights over assets and obligations towards liabilities. A joint venture is a joint agreement in which the parties which have joint control have rights over the agreement's net assets. IFRS 11 demands the use of the equity method to account for interests in joint ventures thus eliminating the proportionate consolidation method. The effective date for IFRS 11 is January 1, 2013. Early application is allowed under certain circumstances.

These amendments did not have a material impact on our consolidated financial statements.

IFRS 12, Disclosure of Interests in Other Entities- On May 12, 2011, the IASB issued IFRS 12 Disclosure of Interests in Other Entities, which requires further disclosures related to interests in subsidiaries, joint agreements, associates and non-consolidated structured entities. IFRS 12 establishes disclosure objectives and specifies minimum disclosures that an entity should provide to fulfill those objectives. An entity should disclose information that allows users of its financial statements evaluate the nature and risks associated with interests in other entities and the effects of those interests on its financial statements. The disclosure requirements are vast and represent and effort that could require gathering the necessary information. The effective date for the application of IFRS 12 is January 1, 2013; though entities can incorporate any of the new disclosures in their financial statements before that date.

These amendments did not have a material impact on our consolidated financial statements.

IFRS 13, Fair Value Measurement - On May 12, 2011, the IASB issued IFRS 13, Fair Value Measurement which establishes a single source of guidelines for fair value measurement under IFRS. This regulation applies both for financial assets as well as non-financial ones, measured at fair value. Fair value is defined as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date” (i.e. an exit Price). IFRS 13 is effective for yearly periods beginning on or after January 1, 2013. Early application is allowed and applies prospectively since the beginning on the yearly period on which it is applied. These amendments did not have a material impact on our consolidated financial statements.

Amendment to IAS 1, Presentation of Financial Statements - On June 16, 2011 the IASB published Presentation Requirements for Other Comprehensive Income (amendments to IAS 1). The amendments retain the option of presenting a statement of profit and loss and a statement of OCI; whether in one statement or in two individual consecutive statements. It is required that the elements of OCI be grouped in those who will be and will not be later classified into profit and loss. Tax over OCI must be assigned over that same basis.

Financial Statements 2013 / Banco Santander Chile 35

Banco Santander Chile and Subsidiaries Notes to the Consolidated Intermediate Financial Statements AS OF MARCH 31 2013 AND DECEMBER 31, 2012

NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

Measurement and recognition of profit and loss and OCI elements are not affected by the amendments which only apply for reporting periods beginning on or after July 1, 2012. Early adoption is allowed. These amendments did not have a material impact on our consolidated financial statements.

Amendment to IAS 19, Employee Benefits - On June 16, 2011, the IASB published the amendments to IAS 19, Employee Benefits, which change the accounting of defined and severance benefits. Amendments require that changes in the obligation of short-term benefits and plan assets be recognized when those changes occur, eliminating the corridor approach and speeding up the recognition of post-employment costs.

Changes in the obligation of short-term benefits and plan assets are decomposed in three elements: service costs, net interest over net liabilities (assets) by defined benefits and re measurement of net liabilities (assets) by defined benefits.

These modifications are effective for yearly periods beginning on or after January 1, 2013. In-advance enforcement is allowed.

Amendment to IAS 32, Financial Instruments: Presentation – On December, 2011 the IASB modified the accounting and disclosure requirements related to the offsetting of financial assets and liabilities through the amendments to IAS 32 and IFRS 7, These amendments are the result of a joint project between the IASB and the Financial Accounting Standards Board (FASB) to approach the differences between their accounting standards regarding the offsetting of financial instruments. New disclosures are required for yearly or intermediate periods beginning on or after January 1, 2013 and modifications to IAS 32 are effective for yearly periods beginning on or after January 1, 2014. Both require retrospective application for comparative periods.

IAS 27 (2011), Separated Financial Statements - IAS 27 Consolidated and Separated Financial Statements was modified by IFRS 10 but keeps the current guidelines for separated financial statements. These amendments did not have a material impact on our consolidated financial statements.

IAS 28 (2011) Investments in Associates and Joint Ventures - IAS 28 Investments in Associates was modified to comply with changes related to the issuance of IFRS 10 and IFRS 11. Management is currently evaluating the possible impact this amendment will have on the Bank’s financial statements.

Amendment to IFRS 10 - Consolidated Financial Statements, IFRS 11 - Joint Agreements and IFRS 12 - Disclosure of Interests in Other Entities - Transition Guidance - On June 28, 2012, the IASB published Consolidated Financial Statements, Joint Agreements and Disclosure of Interests in Other Entities (amendments to IFRS 10, IFRS 11 and IFRS 12). Amendments are meant to lighten up the transition from IFRS 10, IFRS 11 and  Also, the amendments to IFRS 11 and IFRS 12 eliminate the requirement of providing comparative information for the periods prior to the immediately following year. The effective date of these modifications is for periods beginning on or after January 1, 2013; lining up with the effective dates of IFRS 10, IFRS 11 and IFRS 12. Management believes that this new regulation will be adopted in the Bank’s Consolidated Financial Statements for the period beginning on January 1, 2013. Management is currently evaluating the potential impact the adoption of these amendments might have.

Financial Statements 2013 / Banco Santander Chile 36

Banco Santander Chile and Subsidiaries Notes to the Consolidated Intermediate Financial Statements AS OF MARCH 31 2013 AND DECEMBER 31, 2012
NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

Amendment to IFRS 7, Offsetting Financial Assets and Financial Liabilities - IFRS 7 Financial Instruments: Disclosures were modified to request for information regarding all recognized financial instruments being offsetting according to paragraph 42 of IAS 32 Financial Instruments: Presentation. Modifications also require to disclosure information about recorded financial instruments subjected to master agreements of enforceable offsetting and similar, even if they have not been offsetted pursuant IAS 32. The IASB considers that these disclosures will allow the users of the financial statements to assess the effect or possible effect of agreements that allow offsetting; including offsetting rights associated to financial assets and financial liabilities recorded by the entity in the statement of financial position. These modifications are effective for yearly periods beginning on or after January 1, 2013. In-advance enforcement is allowed. These amendments did not have a material impact on our consolidated financial statements.

IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine - On October 19, 2011, the IFRS Interpretations Committee published IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine (“IFRIC 20”). IFRIC 20 applies for all type of natural resources extracted by using the surface mine process. Individual costs of the stripping activity that improve the access to minerals must be recognized as non-current asset (“stripping activity asset”) when certain criteria are met; while the costs of normal continuous stripping activities must be recording following IAS 2 - Inventories. The stripping activity asset must be initially measured at the lower cost and, later, at lower cost or revalued amount minus depreciation or amortization and impairment losses. The interpretation is effective for yearly periods beginning on or after January 1, 2013. In-advance enforcement is allowed.

ii.	New accounting regulations and instructions issued by the SBIF as well as by the IASB not enforced as of December 31, 2011.

At the end date of these financial statements new IFRS had been published as well as interpretations of these regulations that were not mandatory as of December 31, 2011. Though in some cases, the IASB has allowed for their in-advance adoption, the Bank has not done so up to said date.

1.	Accounting Regulations Issued by the SBIF

As of September 30, 2012 there are no new Accounting Regulations.

2.	Accounting Regulations Issued by the International Accounting Standards Board

IFRS 9, Financial Instruments – On November 12, 2009 the IASB issued IFRS 9, Financial Instruments. This regulation incorporates new requirements for the classification and measurement of financial assets and it is effective for yearly periods beginning on or after January 2015, allowing its early adoption. IFRS 9 specifies how an entity should classify and measure its financial assets. It requires that all financial assets be classified in their entirely on the basis of the entity’s business model for the management of financial assets and the features of the financial assets agreement cash flows. Financial assets are measured whether by amortized cost or fair value. Only financial assets classified as measured to amortized cost will be tested for Impairment. On October 28, 2010, the IFRS published a revised version of IFRS 9, Financial Instruments. The revised Standard keeps the requirements for classification and measurement of financial assets published on November 2009 but it adds guidelines on classification and measurement of financial liabilities. As part of the restructuring of IFRS 9, the IASB has also reproduced the guidelines on un-record of financial instruments and related implementation guidelines from IAS 39 to IFRS 9. These new guidelines constitute the first stage of the IASB project to replace IAS 39. The other stages, impairment and hedge accounting, have not been finished yet.

Financial Statements 2013 / Banco Santander Chile 37

Banco Santander Chile and Subsidiaries Notes to the Consolidated Intermediate Financial Statements AS OF MARCH 31 2013 AND DECEMBER 31, 2012

NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued:

The guidelines included in IFRS 9 about the classification and measurement of financial assets have not changed from those established in IAS 39. In other words, financial liabilities will continue to be measured whether by amortized cost or fair value with change in income. The concept of bifurcation of embedded derivatives in a contract by financial asset has not change either. Financial liabilities held for trade will continue to be measured at fair value with changes in profit and loss, and all other financial assets will be measured at amortized cost unless the fair value option is applied using currently existing criteria in IAS 39.

Notwithstanding the latter, there are two differences with regards to IAS 39:
•	The presentation of effects from changes in fair value attributable to a liability’s credit risk; and
•	The elimination of the cost exemption for liability derivatives to be settled by giving non-traded equity instruments.

On December 16, 2011 the IASB issued the final amendments Mandatory Effective Date of IFRS 9 and Transition Disclosures, deferring the effective date both of the 2009 as well as the 2010 dates to yearly periods starting on or after January 1, 2015. Prior to this modification, IFRS 9 was mandatory for yearly periods beginning on or after 2013. These modifications change the requirements for the transition from IAS 39 Financial Instruments: Recognition and Measurement to IFRS 9. In addition, the amendments also modify IFRS 7 Financial Instruments: Disclosures, to add certain requirements in the reporting period including the enforcement date of IFRS 9.

Amendments are effective for yearly periods beginning on or after January 1, 2015; allowing for early application. Management, pursuant to SBIF, will not apply this regulation early. Moreover, it will not be applied until the SBIF establishes it as mandatory for all banks.

 Investment Entities – Amendments to IFRS 10 Consolidated Financial Statements; IFRS 12 - Disclosure of Interests in Other Entities and IAS 27 - Separate Financial Statements (2011) – On October 31, 2012 the IASB issued Investment Entities (Amendments to IFRS 10, IFRS 12 and IAS 27) providing an exemption from the requirement to consolidate subsidiaries for eligible investment entities under IFRS 10 Consolidated Financial Statements (such as mutual funds, unit trusts, and similar entities).

.Instead, said entities will measure their investments in subsidiaries at fair value through profit and loss, pursuant to IFRS 9 Financial Instruments or IAS 39 Financial Instruments: Recognition and Measurement.

Amendments also require additional disclosure about whether the entity is considered an investment entity, details of non-consolidated subsidiaries, the nature of the relationship and certain transactions between the investment entity and its subsidiaries. On the other hand, amendments force an investment entity to account for its investment in a subsidiary in the same way in the consolidated financial statements as well as in its individual financial statements (or just provide individual financial statements if all subsidiaries are not consolidated). These modifications will be effective for yearly periods beginning on or after January 1, 2014. In-advance enforcement is allowed.  Management believes this new regulation will be adopted in the Bank’s Consolidated Financial Statements for the period beginning on January 1, 2013. Management is currently evaluating the possible impact this might have.

Financial Statements 2013 / Banco Santander Chile 38

Banco Santander Chile and Subsidiaries Notes to the Consolidated Intermediate Financial Statements AS OF MARCH 31 2013 AND DECEMBER 31, 2012
NOTE 02
ACCOUNTING CHANGES

On June 16, 2011  the IASB published an amended IAS 19 Employee Benefits, modifying the accounting for defined benefit plans and termination benefits (effective from January 1, 2013).

The most significant change require the recognition of changes in defined benefit obligations and  value of plan assets when they occur, and therefore eliminate the ‘corridor approach’ allowed under the previous version of IAS 19 and accelerate the recognition of past service costs.  The amendments require must be applied retrospectively following IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors”.

The reclassifications required by amendments to IAS 19 as of December 31, 2012 are as follows:

	Closing balance as of December 31,	Reclassifications		Pro-Form Balance as of December 31,
Statement of financial position	2012			2012
	MCh$	MCh$		MCh$
Assets
Deferred taxes	186,210	197		186,407
Other assets	656,200	(983)	(*)	655,217
Total Assets	842,410	(786)		841,624

Liabilities
Allowances	220,993	96		221,089
Total Liabilities	220,993	96		221,089

Equity
Reserves	976,561	(1,101)	(**)	975,460
Income for the period	387,967	315	(***)	388,282
Minus: Provision for mandatory dividends	(116,390)	(96)		(116,486)
Total Equity	1,248,138	(881)		235,953

TOTAL LIABILITIES AND EQUITY	275,296	(786)		1,247,256

(*)	Corresponds to decrease in pension plan, which was pending differ
(**)	Corresponds to pension plans amount pending differ as of December 31, 2011 (net of income tax)
(***)	Corresponds to pension plans amount pending differ as of December 31, 2012 (net of income tax)

Financial Statements 2013 / Banco Santander Chile 39

Banco Santander Chile and Subsidiaries Notes to the Consolidated Intermediate Financial Statements AS OF MARCH 31 2013 AND DECEMBER 31, 2012

NOTE 02
ACCOUNTING CHANGES continued:

The Bank has performed the necessary reclassifications to present the comparative financial statements as of December 31, 2012, in accordance with amendment to IAS 19:

	Closing balance as of December 31,	Reclassifications	Pro Form Balance as of December 31,
	2012		2012
	MCh$	MCh$	MCh$
Assets
Cash and deposits in banks	1,250,414	-	1,250,414
Cash items in process of collection	520,267	-	520,267
Trading investment	338,287	-	338,287
Investment under resale	6,993	-	6,993
Financial derivative contracts	1,293,212	-	1,293,212
Interbank loans, net	90,527	-	90,527
Loans and accounts receivable from customers, net	18,325,957	-	18,325,957
Available for sale investments	1,826,158	-	1,826,158
Held to maturity investments	-	-	-
Investments in other companies	7,614	-	7,614
Intangible assets	87,347	-	87,347
Property, plant, and equipment	162,214	-	162,214
Current taxes	10,227	-	10,227
Deferred taxes	186,210	197	186,407
Other assets	656,200	(983)	655,217
TOTAL ASSETS	24,761,627	(786)	24,760,841

Liabilities
Deposits and other demand liabilities	4,970,019	-	4.970.019
Cash items in process of being cleared	284,953	-	284.953
Obligations under repurchase agreements	304,117	-	304.117
Time deposits and other time liabilities	9,112,213	-	9.112.213
Financial derivative contracts	1,146,161	-	1.146.161
Interbank borrowings	1,438,003	-	1.438.003
Issued debt instruments	4,571,289	-	4.571.289
Other financial liabilities	192,611	-	192.611
Current taxes	525	-	525
Deferred taxes	9,544	-	9.544
Provisions	220,993	96	221.089
Other liabilities	341,274	-	341.274

TOTAL LIABILITIES	22,591,702	96	22,591,798

Equity

Attributable to the Bank's shareholders:	2,135,660	(882)	2.134.778
Capital	891,303	-	891.303
Reserves	976,561	(1,101)	975.460
Valuation adjustments	(3,781))	-	(3.781))
Retained earnings	271,577	219	271.796
Retained earnings of prior years	-	-	-
Income for the year	387,967	315	388.282
Minus: Provision for mandatory dividends	(116,390)	(96)	(116.486)
Non-controlling interest	34,265	-	34.265

Total Equity	2,169,925	(882)	2,169,043

TOTAL LIABILITIES AND EQUITY	24,761,627	(786)	24,760,841

Financial Statements 2013 / Banco Santander Chile 40

Banco Santander Chile and Subsidiaries Notes to the Consolidated Intermediate Financial Statements AS OF MARCH 31 2013 AND DECEMBER 31, 2012
NOTE 02
ACCOUNTING CHANGES

The Bank has performed the necessary reclassifications to present the comparative financial statements as of December 31, 2012, in accordance IAS 19:

	Closing balance as of December 31,	Reclassifications	As of December 31
	2012		2012
	MCh$	MCh$	MCh$

OPERATING INCOME

Interest income	1,890,953	-	1,890,953
Interest expense	(848,219)	-	(848,219)
Net interest income	1,042,734	-	1,042,734

Fee and commission income	360,427	-	360,427
Fee and commission expense	(89,855)	-	(89,855)
Net fee and commission income	270,572	-	270,572

Net income from financial operations	(64,079)	-	(64,079)
Foreign exchange profit (loss), net	146,378	-	146,378
Other operating income	19,758	-	19,758
Total operating income	1,415,363	-	1,415,363

Provisions for loan losses	(366,702)	-	(366,702)

NET OPERATING PROFIT	1,048,661	-	1,048,661

Personnel salaries and expenses	(300,298)	394	(299,904)
Administrative expenses	(183,379)	-	(183,379)
Depreciation and amortization	(56,369)	-	(56,369)
Impairment	(90)	-	(90)
Other operating expenses	(65,105)	-	(65,105)
Total operating expenses	(605,241)	394	(604,847)

OPERATING INCOME	443,420	394	443,814

Income from investments in other companies	267	-	267
Income before tax	443,687	394	444,081
Income tax expense	(51,095)	(79)	(51,174)

Net income for the year	392,592	315	392,907

Financial Statements 2013 / Banco Santander Chile 41

Banco Santander Chile and Subsidiaries Notes to the Consolidated Intermediate Financial Statements AS OF MARCH 31 2013 AND DECEMBER 31, 2012
NOTE 03
SIGNIFICANT EVENTS

As of March 31, 2013, the following significant events have occurred and had an impact on the Bank’s operations or the consolidated intermediate financial statements:

a) Board

The Board had no significant even to be reported in this Financial Statements.

b)   Issuance of Bonds during 2013

In 2013, the Bank issued senior bonds in the amount of CHF 150,000,000. The placement detail is included in Note 17.

b.1) 2013 Senior Bonds

Series	Amount	Term	Issue rate	Date of issuance	Maturity date
Floating rate bond	CHF 150.000.000	4 years	Libor (3 months) + 100 bp	28-03-2013	28-03-2017
Total	CHF 150,000,000

b.2)  2013 Subordinated bonds

In 2013, the Bank has NOT issued subordinated bonds.

c) Building sales

During 2013 first quarter, the Bank has not sold any office.  See detail on Note 32.

d) Assignment of loans previously charged off

In 2013, Banco Santander Chile signed  assignment agreements of loans previously charged off with “Matic Kart S.A.”  As of March 31, 2013 we have made portfolio sales to this institution for MCh$ 81. See details of these transactions in Note 10.

e) Sales of current loans

In 2013, Banco Santander Chile signed assignment agreements of current loans with “Matic Kart S.A.”  .  As of March 31, 2013 we have made portfolio sales to this institution for MCh$ 27. See details of these transactions in Note 10.

Financial Statements 2013 / Banco Santander Chile 42

Banco Santander Chile and Subsidiaries Notes to the Consolidated Intermediate Financial Statements AS OF MARCH 31 2013 AND DECEMBER 31, 2012

NOTE 04
BUSINESS SEGMENTS

The Bank manages and measures the performance of its operations by business segment. The information disclosed in this note is not necessarily comparable to that of other financial institutions, since it is based on management’s segment internal information system.

Inter-segment transactions are conducted under normal arm’s length commercial terms and conditions. Each segment’s assets, liabilities, and income include items directly attributable to the segment to which they can be allocated on a reasonable basis.

The Bank has the following business segments:

Individuals

a.	Santander Banefe
Serves individuals with monthly incomes from Ch$150,000 to Ch$400,000, who receive services through Santander Banefe. This segment gives customers a variety of services, including consumer loans, credit cards, auto loans, mortgage loans, debit cards, savings products, mutual funds, and insurance.

b.	Commercial banking
Serves individuals with monthly incomes below CLP 400,000. This segment gives customers a variety of services, including consumer loans, credit cards, auto loans, mortgage loans, debit cards, savings products, mutual funds, and insurance.

Small and mid-sized companies (PYMEs)

Serves small companies with annual sales below Ch$1,200 million. This segment gives customers a variety of products, including commercial loans, government-guaranteed loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, savings products, mutual funds, and insurance.

Institutional

Serves institutions such as universities, government entities, local and regional governments. This segment provides a wide variety of products, including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, savings products, mutual funds, and insurance.

Companies

The Companies segment is composed of Commercial Banking and Company Banking, where sub-segments of medium-sized companies (Companies), real estate companies (Real Estate) and large corporations are found:

a.	Companies
Serves companies with annual sales exceeding Ch$1,200 million and up to Ch$10,000 million. This segment provides a wide variety of products, including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, savings products, mutual funds, and insurance.

b.	Real estate
This segment also includes all the companies engaged in the real estate industry who carry out projects to sell properties to third parties and all builders with annual sales exceeding CLP 800 million with no ceiling. These clients are offered not only the traditional banking services but also specialized services to finance projects, chiefly residential, with the aim of expanding sales of mortgage loans.

c.	Large Corporations
Serves companies with annual sales exceeding Ch$10,000 million. This segment provides a wide variety of products, including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, savings products, mutual funds, and insurance.

Financial Statements 2013 / Banco Santander Chile 43

Banco Santander Chile and Subsidiaries Notes to the Consolidated Intermediate Financial Statements AS OF MARCH 31 2013 AND DECEMBER 31, 2012

NOTE 04
BUSINESS SEGMENTS, continued

Global Banking and Markets

The Global Banking and Markets segment is comprised of:

a.	Corporate
Foreign multinational corporations or Chilean corporations with sales over Ch$10,000 million. This segment provides a wide variety of products, including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, savings products, mutual funds, and insurance.

b.	Treasury
The Treasury Division provides sophisticated financial products, mainly to companies in the Wholesale Banking area and the Companies segment. These include products such as short-term financing and fund raising, brokerage services, derivatives, securitization, and other tailor-made products.  The Treasury area also manages the Bank’s trading positions.

Corporate Activities (“Other”)

This segment includes Financial Management, which develops global foreign exchange structural position functions, involving the parent company’s structural interest risk and liquidity risk. The latter, through bonds issuances. This segment also manages the Bank’s personal funds, capital allocation by unit, and the financing of investments made. The foregoing usually results in a negative contribution to income.

In addition, this segment encompasses all the intra-segment income and all the activities not assigned to a given segment or product with customers.

The segments’ accounting principles are the same as those described in the summary of accounting principles. The Bank earns most of its income in the form of interest income, fee and commission income and income from financial operations.  To evaluate a segment’s financial performance, the Chief Operating Decision Maker  (CODM) bases his assessment on the segment's interest income, fee and commission income, and expenses.

Financial Statements 2013 / Banco Santander Chile 44

NOTE 04
Banco Santander Chile and Subsidiaries Notes to the Consolidated Intermediate Financial Statements AS OF MARCH 31 2013 AND DECEMBER 31, 2012
BUSINESS SEGMENTS, continued

Below are the tables showing the Bank’s results by business segment, for the periods ending as of March 31, 2013 and 2012, and December 31, 2012 in addition to the corresponding balances of loans and accounts receivable from customers:

	As of March 31,2013
	Loans and accounts receivable from customers (1)	Net interest income	Net fee and commission income	ROF (2)	Provisions	Support expenses (3)	Segment’s net contribution
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Segments
Individuals	9,837,213	152,605	38,712	1,378	(61,057)	(83,824)	47,814
Santander Banefe	831,778	28,765	6,569	-	(16,796)	(10,492)	8,046
Commercial Banking	9,005,435	123,840	32,143	1,378	(44,261)	(73,332)	39,768
Small and mid-sized companies (PYMEs)	2,860,666	60,472	9,941	756	(23,976)	(19,753)	27,440
Institutional	369,751	7,157	587	53	53	(4,085)	3,765

Companies	4,236,766	38,346	6,989	3,105	(4,920)	(13,209)	30,311
Companies	1,657,367	18,322	3,615	1,685	(2,659)	(6,828)	14,135
Large Corporations	1,760,560	13,998	2,575	1,356	(1,920)	(5,003)	11,006
Real estate	818,839	6,026	799	64	(341)	(1,378)	5,170
Commercial Banking	17,304,396	258,580	56,229	5,292	(89,900)	(120,871)	109,330

Global Banking and Markets	1,806,957	13,303	5,076	15,012	(3,075)	(9,419)	20,897
Corporate	1,806,957	14,987	4,035	42	(3,075)	(5,997)	9,992
Treasury	-	(1,684)	1,041	14,970	-	(3,422)	10,905
Other	129,106	(25,402)	2,949	1,958	117	(4,955)	(25,333)

Total	19,240,460	246,481	64,254	22,262	(92,858)	(135,245)	104,894

Other operating income							4,569
Other operating expenses							(14,263)
Income from investments in other companies							482
Income tax							(14,237)
Net income for the period							81,445

(1)	Corresponds to Loans and accounts receivable from customers plus the interbank loans balances, without deducting their allowances for loan losses.
(2)	Corresponds to the sum of the net income from financial operations and foreign exchange gain.
(3)	Corresponds to the sum of personnel salaries and expenses, administrative expenses, depreciation, amortization, and impairment.

Financial Statements 2013 / Banco Santander Chile 45

Banco Santander Chile and Subsidiaries Notes to the Consolidated Intermediate Financial Statements AS OF MARCH 31 2013 AND DECEMBER 31, 2012
NOTE 04
BUSINESS SEGMENTS, continued

	As of December 31, 2012	As of March 31,2012
	Loans and accounts receivables from customers (1)	Net interest income	Net fee and commission income	ROF (2)	Provisions	Support expenses (3)	Segment’s net contribution
	MCh$		MCh$	MCh$	MCh$	MCh$	MCh$
Segments
Individuals	9,741,412	155,136	46,215	1,864	(60,605)	(80,235)	62,375
Santander Banefe	799,818	31,494	8,750	4	(17,490)	(13,461)	9,297
Commercial Banking	8,941,594	123,642	37,465	1,860	(43,115)	(66,774)	53,078
Small and mid-sized companies (PYMEs)	2,821,060	55,480	9,749	1,766	(16,334)	(17,972)	32,689
Institutional	355,518	7,537	553	237	(101)	(3,516)	4,710

Companies	4,058,693	36,456	6,684	2,926	(1,786)	(11,137)	33,143
Companies	1,626,606	17,446	3,479	1,488	(3,658)	(5,942)	12,813
Large Corporations	1,661,837	14,007	2,488	1,388	873	(3,881)	14,875
Real estate	770,250	5,003	717	50	999	(1,314)	5,455
Commercial Banking	16,976,683	254,609	63,201	6,793	(78,826)	(112,860)	132,917

Global Banking and Markets	1,863,595	10,943	4,956	19,674	539	(8,440)	27,672
Corporate	1,863,595	12,965	3,915	225	539	(5,491)	12,153
Treasury	-	(2,022)	1,041	19,449	-	(2,949)	15,519
Other	126,374	520	534	(7,164)	6	(4,310)	(10,414)

Total	18,966,652	266,072	68,691	19,303	(78,281)	(125,610)	150,175

Other operating income							3,982
Other operating expenses							(16,365)
Income from investments in other companies							447
Income tax							(19,093)
Net income for the period							119,146

(1)	Corresponds to Loans and accounts receivable from customers plus the interbank loans balances, without deducting their allowances for loan losses.
(2)	Corresponds to the sum of the net income from financial operations and foreign exchange gain.
(3)	Corresponds to the sum of personnel salaries and expenses, administrative expenses, depreciation, amortization, and impairment.

Financial Statements 2013 / Banco Santander Chile 46

Banco Santander Chile and Subsidiaries Notes to the Consolidated Intermediate Financial Statements AS OF MARCH 31 2013 AND DECEMBER 31, 2012
NOTE 05
CASH AND CASH EQUIVALENTS

a)       The detail of the balances included under cash and cash equivalents is as follows:

	As of March, 31	As of December 31
	2013	2012
	MCh$	MCh$

Cash and deposits in banks
Cash	419,280	435.687
Deposits in the Central Bank of Chile	479,491	520.031
Deposits in domestic banks	1,034	4.057
Deposits in foreign banks	330,396	290.639
Subtotals – Cash and bank deposits	1,230,201	1,250,414

Cash in process of collection, net	160,387	235.314

Cash and cash equivalents	1,390,588	1,485,728

The level of funds in cash and at the Central Bank of Chile, which are included in the “Deposits in the Central Bank of Chile” line, reflects regulations governing the reserves that the Bank must maintain on average in monthly periods.

b)      Cash in process of collection and in process of being cleared:

Cash items in process of collection and in process of being cleared are transactions in which only settlement remains pending, which will increase assets or decrease liabilities funds in the Central Bank of Chile or in foreign banks, normally within the next 24 to 48 business hours from the end of each period. These transactions are presented according to the following detail:

	As of March, 31	As of December 31,
	2013	2012
	MCh$	MCh$

Assets
Documents held by other banks (documents to be exchanged)	184,732	238.714
Funds receivable	436,830	281.553
Subtotals	621.562	520,267
Liabilities
Funds payable	461,175	284,953
Subtotals	461,175	284,953

Cash in process of collection, net	160,387	235,314

Financial Statements 2013 / Banco Santander Chile 47

Banco Santander Chile and Subsidiaries Notes to the Consolidated Intermediate Financial Statements AS OF MARCH 31 2013 AND DECEMBER 31, 2012
NOTE 06
TRADING INVESTMENTS

The detail of the instruments deemed as financial trading investments is as follows:

	As of March 31,	As of December 31,
	2013	2012
	MCh$	MCh$

Chilean Central Bank and Government securities:
Chilean Central Bank Bonds	233,990	267.008
Chilean Central Bank Notes	891	3.397
Other Chilean Central Bank and Government securities	12,197	48.160
Subtotals	247.078	318,565

Other Chilean securities:
Time deposits in Chilean financial institutions	192	3,531
Mortgage finance bonds of Chilean financial institutions	-	-
Chilean financial institution bonds	-	-
Chilean corporate bonds	-	-
Other Chilean securities	-	-
Subtotals	192	3,531

Foreign financial securities:
Foreign Central Banks and Government securities	1,141	-
Other foreign financial instruments	-	-
Subtotals	1,141	-

Investments in mutual funds:
Funds managed by related entities	1,629	16,191
Funds managed by others	-	-
Subtotals	1,629	16,191

Total	250,040	338,287

As of March 31, 2013 and December 31, 2012 under “Other Chilean securities” there are no securities sold with repurchase agreement to clients and financial institutions.

Financial Statements 2013 / Banco Santander Chile 48

Banco Santander Chile and Subsidiaries Notes to the Consolidated Intermediate Financial Statements AS OF MARCH 31 2013 AND DECEMBER 31, 2012

NOTE 07
DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING

a)	As of March 31, 2013 and December 31, 2012 the Bank holds the following portfolio of derivative instruments:

	As of March 31,2013
	Notional amount				Fair value
	From 1 day to less than 3 months	More than 3 months and less than 1 year	More than 1 year	Total	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Fair value hedge derivatives
Currency forwards	-	-	-	-	-	-
Interest rate swaps	245,143	151,797	369,325	766,265	11,695	3,453
Cross currency swaps	-	-	683,832	683,832	6,147	9,361
Call currency options	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotals	245,143	151,797	1,053,157	1,450,097	17,842	12,814

Cash flow hedge derivatives
Currency forwards	-	-	-	-	-	-
Interest rate swaps	-	-	-	-	-	-
Cross currency swaps	282,225	820,917	501,664	1,604,806	1,064	60,880
Call currency options	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotals	282,225	820,917	501,664	1,604,806	1,064	60,880

Trading derivatives
Currency forwards	14,907,929	7,575,984	1,046,307	23,530,220	188,508	214,588
Interest rate swaps	4,015,948	8,391,454	14,248,598	26,656,000	184,218	213,068
Cross currency swaps	1,363,764	3,955,811	11,716,927	17,036,502	900,690	682,011
Call currency options	17,339	17,219	-	34,558	185	149
Call interest rate options	4,532	8,770	12,296	25,598	9	4
Put currency options	18,411	14,153	-	32,564	237	190
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	104,656	-	-	104,656	200	161
Subtotals	20,432,579	19,963,391	27,024,128	67,420,098	1,274,047	1,110,171

Total	20,959,947	20,936,105	28,578,949	70,475,001	1,292,953	1,183,865

Financial Statements 2013 / Banco Santander Chile 49

Banco Santander Chile and Subsidiaries Notes to the Consolidated Intermediate Financial Statements AS OF MARCH 31 2013 AND DECEMBER 31, 2012
NOTE 07
DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

	As of December 31, 2012
	Notional amount				Fair value
	From 1 day to less than 3 months	More than 3 months and less than 1 year	More than 1 year	Total	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Fair value hedge derivatives
Currency forwards	-	-	-	-	-	-
Interest rate swaps	95,200	397,092	395,471	887,763	12,647	4,054
Cross currency swaps	25,396	14,975	671,942	712,313	12,716	4,361
Call currency options	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotals	120,596	412,067	1,067,413	1,600,076	25,363	8,415

Cash flow hedge derivatives
Currency forwards	13,704	-	-	13,704	-	298
Interest rate swaps	-	-	-	-	-	-
Cross currency swaps	268,693	666,668	689,045	1,624,406	1,851	52,589
Call currency options	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotals	282,397	666,668	689,045	1,638,110	1,851	52,887

Trading derivatives
Currency forwards	17,560,012	7,109,216	563,301	25,232,529	159,624	187,304
Interest rate swaps	4,578,678	9,882,478	13,752,690	28,213,846	204,800	230,380
Cross currency swaps	1,126,961	3,215,654	11,639,636	15,982,251	899,174	665,100
Call currency options	413,452	8,032	-	421,484	567	1,485
Call interest rate options	3,917	14,458	12,481	30,856	24	20
Put currency options	402,234	1,928	-	404,162	1,777	516
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	19,415	-	-	19,415	32	54
Subtotals	24,104,669	20,231,766	25,968,108	70,304,543	1,265,998	1,084,859

Total	24,507,662	21,310,501	27,724,566	73,542,729	1,293,212	1,146,161

Financial Statements 2013 / Banco Santander Chile 50

Banco Santander Chile and Subsidiaries Notes to the Consolidated Intermediate Financial Statements AS OF MARCH 31 2013 AND DECEMBER 31, 2012

NOTE 07
DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

b)	Hedge Accounting

Fair Value Hedge:

The Bank uses cross-currency swaps, interest rate swaps, and call money swaps to hedge its exposure to changes in fair value of hedged items attributable to interest rates. The aforementioned hedging instruments change the effective cost of long-term issuances from a fixed interest rate to a variable interest rate, decreasing the duration and modifying the sensitivity to the shortest segments of the curve.

Below is a detail of the hedged elements and hedge instruments under fair value hedges as of March 31, 2013 and December 31, 2012 classified by term to maturity:

	As of March 31,2013
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Hedged item
Corporate bonds	10,143	-	-	-	10,143
Senior bonds	-	298,665	-	576,895	875,560
Subordinated bonds	-	141,525	-	-	141,525
Short-term loans	25,000	-	-	-	25,000
Time deposits	361,797	-	-	27,443	389,240
Mortgage finance bonds	-	-	-	3,911	3,911
Yankee Bond	-	-	-	4,718	4,718
Total	396,940	440,190	-	612,967	1,450,097

Hedging instrument
Cross currency swap	-	298,665	-	385,166	683,831
Interest rate swap	39,143	141,525	-	4,718	185,386
Call money swap	357,797	-	-	223,083	580,880
Total	396,940	440,190	-	612,967	1,450,097

	As of December 31, 2012
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Hedged item
Corporate bonds	10,295	-	-	-	10,295
Senior bonds	-	300,769	4,568	582,226	887,563
Subordinated bonds	-	143,655	-	-	143,655
Short-term loans	25,000	-	-	-	25,000
Time deposits	497,368	-	-	27,409	524,777
Mortgage finance bonds	-	-	-	3,995	3,995
Yankee Bond	-	-	-	4,791	4,791
Total	532,663	444,424	4,568	618,421	1,600,076

Hedging instrument
Cross currency swap	40,371	300,769	4,568	366,605	712,313
Interest rate swap	39,295	143,655	-	28,731	211,681
Call money swap	452,997	-	-	223,085	676,082
Total	532,663	444,424	4,568	618,421	1,600,076

Financial Statements 2013 / Banco Santander Chile 51

Banco Santander Chile and Subsidiaries Notes to the Consolidated Intermediate Financial Statements AS OF MARCH 31 2013 AND DECEMBER 31, 2012
NOTE 07
DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

Cash flow hedges:

The Bank uses cross currency swaps to hedge the risk from variability of cash flows attributable to changes in the interest rates of bonds and interbank loans at a variable rate. To cover the inflation risk in some items, we use both forwards as well as currency swaps. Both the cash flows of the cross currency swaps as well as over forwards equal the cash flows of the hedged items, and modify uncertain cash flows.

Below is the nominal amount of the hedged items as of March 31, 2013 and December 31, 2012 and the period when the cash flows will be generated:

	As of March 31,2013
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Hedged item
Interbank loans	745,837	94,350	-	-	840,187
Bonds	-	37,956	49,757	53,143	140,856
Time deposits and other time liabilities	286,829	91,850	-	-	378,679
Variable rate bonds	-	-	-	-	-
Available for sale investments (deposits)	70,476	11,328	11,415	-	93,219
Mortgage loans	-	124,292	-	27,573	151,865
Total	1,103,142	359,776	61,172	80,716	1,604,806

Hedging instrument
Cross currency swap	1,103,142	359,776	61,172	80,716	1,604,806
Forward	-	-	-	-	-
Total	1,103,142	359,776	61,172	80,716	1,604,806

	As of December 31, 2012
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Hedged item
Interbank loans	754,673	165,204	-	-	919,877
Bonds	57,102	106,942	-	28,265	192,309
Time deposits and other time liabilities	51,008	-	-	-	51,008
Variable rate bonds	52,780	239,425	93,232	-	385,437
Available for sale investments (deposits)	33,502	11,328	-	-	44,830
Mortgage loans	-	44,649	-	-	44,649
Total	949,065	567,548	93,232	28,265	1,638,110

Hedging instrument
Cross currency swap	935,361	567,548	93,232	28,265	1,624,406
Forward	13,704	-	-	-	13,704
Total	949,065	567,548	93,232	28,265	1,638,110

Financial Statements 2013 / Banco Santander Chile 52

Banco Santander Chile and Subsidiaries Notes to the Consolidated Intermediate Financial Statements AS OF MARCH 31 2013 AND DECEMBER 31, 2012

NOTE 07
DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

Below is an estimate of the periods in which the flows are expected to be produced:

b.1) Forecast cash flows of hedged items and its corresponding hedging instruments for interest rate risk:

	As of March 31,2013
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Hedged item
Inflows	-	-	-	-	-
Outflows	(12,098)	(8,586)	(2,075)	-	(22,759)
Net flows	(12,098)	(8,586)	(2,075)	-	(22,759)

Hedging instrument
Inflows	12,098	8,586	2,075	-	22,759
Outflows	(27,684)	(16,497)	(3,649)	-	(47,830)
Net flows	(15,586)	(7,911)	(1,574)	-	(25,071)

	As of December 31, 2012
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Hedged item
Inflows	-	-	-	-	-
Outflows	(13,675)	(6,515)	(577)	-	(20,767)
Net flows	(13,675)	(6,515)	(577)	-	(20,767)

Hedging instrument
Inflows	13,675	6,515	577	-	20,767
Outflows	(32,129)	(9,782)	(845)	-	(42,756)
Net flows	(18,454)	(3,267)	(268)	-	(21,989)

Financial Statements 2013 / Banco Santander Chile 53

Banco Santander Chile and Subsidiaries Notes to the Consolidated Intermediate Financial Statements AS OF MARCH 31 2013 AND DECEMBER 31, 2012
NOTE 07
DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

b.2) Forecast cash flows of hedged items and its corresponding hedging instruments for inflation risk:

	As of March 31,2013
	Within 1 year	Between 1 and 3 years	Between 1 and 3 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Hedged item
Inflows	98,200	93,304	1,087	-	192,591
Outflows	(299)	(1,933)	(3,321)	(4,630)	(10,183)
Net flows	97,901	91,371	(2,234)	(4,630)	182,408

Hedging instrument
Inflows	299	1,933	3,321	4,630	10,183
Outflows	(98,200)	(93,304)	(1,087)	-	(192,591)
Net flows	(97,901)	(91,371)	2,234	4,630	(182,408)

	As of December 31, 2012
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Hedged item
Inflows	24,089	20,802	-	-	44,891
Outflows	(2,938)	(2,658)	(2,301)	(2,991)	(10,888)
Net flows	21,151	18,144	(2,301)	(2,991)	34,003

Hedging instrument
Inflows	2,938	2,658	2,301	2,991	10,888
Outflows	(24,089)	(20,802)	-	-	(44,891)
Net flows	(21,151)	(18,144)	2,301	2,991	(34,003)

Financial Statements 2013 / Banco Santander Chile 54

Banco Santander Chile and Subsidiaries Notes to the Consolidated Intermediate Financial Statements AS OF MARCH 31 2013 AND DECEMBER 31, 2012
NOTE 07
DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

c)	The income generated by cash flow hedges whose effect was recorded in the Consolidated Statement of Changes in Equity as of March 31, 2013 and 2012, is shown below:

	As of March 31,
	2013	2012
	MCh$	MCh$

Bonds	444	1,968
Interbank loans	581	(744)
Time deposits and other time liabilities	-	-
Variable rate bonds	3,992	-
Available for sale investments (deposits)	240	-
Mortgage loans	566	-

Net flows	5,823	1,224

Since the variable flows for both the hedged element and the hedging element mirror each other, the hedges are nearly 100% efficient, which means that the fluctuations of value attributable to rate components are almost completely offset. As of March 31, 2013 and 2012, MCh$ (78) and MCh$ (75) respectively, were recognized in profit and loss for the ineffective portions.

During the period, the Bank did not register in its cash flow hedge accounting portfolio forecast transactions.

d)	Below are the reclassification adjustments of cash flow hedges from other comprehensive income to profit and loss during the period:

	As of March 31,
	2013	2012
	MCh$	MCh$

Bond hedging derivatives	(36)	(649)
Interbank loans hedging derivatives	382	290

Cash flow hedge net income	346	(359)

e)	Hedges of net investment hedges in foreign operations:

As of December 31, 2013 and 2012, the Bank does not present foreign net investment hedges in its hedge accounting portfolio.

Financial Statements 2013 / Banco Santander Chile 55

Banco Santander Chile and Subsidiaries Notes to the Consolidated Intermediate Financial Statements AS OF MARCH 31 2013 AND DECEMBER 31, 2012

NOTE 08
INTERBANK LOANS

a)	At the end of the 2013 and 2012 reporting periods, the balances in the “Interbank loans” item are as follows:

	As of March, 31	As of December 31,
	2013	2012
	MCh$	MCh$

Domestic Interbank loans
Loans and advances to banks	-	-
Deposits in the Central Bank of Chile	-	-
Non-transferable Chilean Central Bank Bonds	-	-
Other Central Bank of Chile loans	-	-
Interbank loans - Domestic	72	27
Overdrafts in checking accounts	-	-
Non-transferable domestic bank loans	-	-
Other domestic bank loans	-	-
Provisions and impairment for domestic bank loans	-	-

Foreign Interbank loans
Interbank loans - Foreign	139,973	90,546
Overdrafts in checking accounts	-	-
Non-transferable foreign bank deposits	-	-
Other foreign bank loans	-	-
Provisions and impairment for foreign bank loans	(80)	(46)

Total	139,965	90,527

b)	The amount in each period for provisions and impairment of interbank loans, which are included in the “Provisions for loan losses” item, is shown below:

	As of March, 31			As of December 31,
	2013			2012
	Domestic banks	Foreign banks	Total	Domestic banks	Foreign banks	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

As of January 1	-	46	46	1	146	147
Charge-offs	-	-	-	-	-	-
Provisions established	-	50	50	-	299	299
Provisions released	-	(16)	(16)	(1)	(399)	(400)

Total	-	80	80	-	46	46

Financial Statements 2013 / Banco Santander Chile 56

Banco Santander Chile and Subsidiaries Notes to the Consolidated Intermediate Financial Statements AS OF MARCH 31 2013 AND DECEMBER 31, 2012
NOTE 09
LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS

a)	Loans and accounts receivable from customers

As of March 31, 2013 and December 31, 2012 the composition of the loan portfolio is as follows:

	Assets before allowances				Allowances established
As of March 31,2013	Normal portfolio	Substandard portfolio	Default portfolio	Total	Individual allowances	Group allowances	Total	Assets net
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans
Commercial loans	6,559,039	213,738	562,244	7,335,021	115,763	87,631	203,394	7,131,627
Foreign trade loans	1,312,298	28,953	26,746	1,367,997	27,180	886	28,066	1,339,931
Checking accounts debtors	185,483	4,453	10,741	200,677	1,788	2,294	4,082	196,595
Factoring transactions	274,968	1,369	3,442	279,779	4,148	781	4,929	274,850
Leasing transactions	1,222,145	76,444	39,697	1,338,286	11,902	5,593	17,495	1,320,791
Other loans and accounts receivable	76,022	2,732	24,514	103,268	271	1,819	2,090	101,178
Subtotals	9,629,955	327,689	667,384	10,625,028	161,052	99,004	260,056	10,364,972

Mortgage loans
Loans with mortgage finance bonds	83,912	-	2,977	86,889	-	478	478	86,411
Mortgage mutual loans	41,793	-	2,427	44,220	-	925	925	43,295
Other mortgage mutual loans	4,957,084	-	221,644	5,178,728	-	37,358	37,358	5,141,370
Leasing transactions	-	-	-	-	-	-	-	-
Subtotals	5,082,789	-	227,048	5,309,837	-	38,761	38,761	5,271,076

Consumer loans
Installment consumer loans	1,546,763	-	340,461	1,887,224	-	215,632	215,632	1,671,592
Credit card balances	1,050,559	-	29,014	1,079,573	-	35,905	35,905	1,043,668
Leasing transactions	3,179	-	192	3,371	-	134	134	3,237
Other consumer loans	188,912	-	6,470	195,382	-	7,076	7,076	188,306
Subtotals	2,789,413	-	376,137	3,165,550	-	258,747	258,747	2,906,803

Total	17,502,157	327,689	1,270,569	19,100,415	161,052	396,512	557,564	18,542,851

Financial Statements 2013 / Banco Santander Chile 57

Banco Santander Chile and Subsidiaries Notes to the Consolidated Intermediate Financial Statements AS OF MARCH 31 2013 AND DECEMBER 31, 2012

NOTE 09
LOANS AND ACCOUNTS RECEIVABLES FROM CUSTOMERS continued

	Assets before allowances				Allowances established
As of December 31, 2012	Normal portfolio	Substandard portfolio	Default portfolio	Total	Individual allowances	Group allowances	Total	Assets net
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans
Commercial loans	6,585,063	187,762	543,592	7,316,417	108,184	83,690	191,874	7,124,543
Foreign trade loans	1,220,303	28,085	22,035	1,270,423	26,306	921	27,227	1,243,196
Checking accounts debtors	191,714	3,692	9,949	205,355	1,709	2,519	4,228	201,127
Factoring transactions	317,837	869	3,536	322,242	3,538	784	4,322	317,920
Leasing transactions	1,168,825	66,724	42,006	1,277,555	14,985	5,987	20,972	1,256,583
Other loans and accounts receivavle	78,506	765	17,758	97,029	213	2,037	2,250	94,779
Subtotals	9,562,248	287,897	638,876	10,489,021	154,935	95,938	250,873	10,238,148

Mortgage loans
Loans with mortgage finance bonds	88,643	-	3,561	92,204	-	493	493	91,711
Mortgage mutual loans	43,690	-	2,415	46,105	-	936	936	45,169
Other mortgage mutual loans	4,910,218	-	223,054	5,133,272	-	34,561	34,561	5,098,711
Leasing transactions	-	-	-	-	-	-	-	-
Subtotals	5,042,551	-	229,030	5,271,581	-	35,990	35,990	5,235,591

Consumer loans
Installment consumer loans	1,502,346	-	355,311	1,857,657	-	218,474	218,474	1,639,183
Credit card balances	1,023,776	-	30,697	1,054,473	-	38,719	38,719	1,015,754
Leasing transactions	3,433	-	255	3,688	-	160	160	3,528
Other consumer loans	192,937	-	6,722	199,659	-	5,906	5,906	193,753
Subtotals	2,722,492	-	392,985	3,115,477	-	263,259	263,259	2,852,218

Total	17,327,291	287,897	1,260,891	18,876,079	154,935	395,187	550,122	18,325,957

Financial Statements 2013 / Banco Santander Chile 58

Banco Santander Chile and Subsidiaries Notes to the Consolidated Intermediate Financial Statements AS OF MARCH 31 2013 AND DECEMBER 31, 2012

NOTE 09
LOANS AND ACCOUNTS RECEIVABLES FROM CUSTOMERS continued

b)	Portfolio characteristics:

As of March 31, 2013 and December, 31 2012, the portfolio before allowances has the following detail by customer’s economic activity:

	Domestic loans (*)		Foreign Interbank loans (**)		Total loans		Distribution percentage
	As of March 31,	As of December 31	As of March 31,	As of December 31	As of March 31,	As of December 31	As of March 31,	As of December 31
	2013	2012	2013	2012	2013	2012	2013	2012
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	%	%
Commercial loans
Manufacturing	1,070,548	1,014,777	-	-	1,070,548	1,014,777	5.56	5.35
Mining	301,330	292,217	-	-	301,330	292,217	1.57	1.54
Electricity, gas, and water	260,555	337,269	-	-	260,555	337,269	1.35	1.78
Agriculture and livestock	794,262	770,558	-	-	794,262	770,558	4.13	4.06
Forest	130,080	120,002	-	-	130,080	120,002	0.68	0.63
Fishing	203,745	188,803	-	-	203,745	188,803	1.06	1.00
Transport	519,106	511,407	-	-	519,106	511,407	2.70	2.70
Communications	176,104	179,544	-	-	176,104	179,544	0.92	0.95
Construction	1,230,348	1,130,194	-	-	1,230,348	1,130,194	6.39	5.96
Commerce	2,378,429	2,396,428	139,973	90,546	2,518,402	2,486,974	13.09	13.11
Services	404,435	400,716	-	-	404,435	400,716	2.10	2.11
Other	3,156,158	3,147,133	-	-	3,156,158	3,147,133	16.40	16.59

Subtotals	10,625,100	10,489,048	139,973	90,546	10,765,073	10,579,594	55.95	55.78

Mortgage loans	5,309,837	5,271,581	-	-	5,309,837	5,271,581	27.60	27.79

Consumer loans	3,165,550	3,115,477	-	-	3,165,550	3,115,477	16.45	16.43

Total	19,100,487	18,876,106	139,973	90,546	19,240,460	18,966,652	100.00	100.00

(*)	Includes foreign loans for MCh$ 72 as of March 31, 2013 (MCh$ 27 as of December 31, 2012), see Note 8.

(**)	Includes foreign loans for MCh$ 139,973 as of March 31, 2013 (MCh$ 90,546 as of December 31, 2012), see Note 8.

Financial Statements 2013 / Banco Santander Chile 59

Banco Santander Chile and Subsidiaries Notes to the Consolidated Intermediate Financial Statements AS OF MARCH 31 2013 AND DECEMBER 31, 2012
NOTE 09
LOANS AND ACCOUNTS RECEIVABLES FROM CUSTOMERS continued

c)	Impaired Portfolio (*)

i)	As of March 31, 2013 and December 31, 2012 the composition of the impaired loans portfolio is as follows:

	As of March 31,				As of December 31
	2013				2012
	Commercial	Mortgage	Consumer	Total	Commercial	Mortgage	Consumer	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Individual impaired portfolio	223,246	-	-	223,246	298,868	-	-	298,868
Non-performing loans	343,764	154,334	114,281	612,379	320,461	159,802	117,504	597,767
Other impaired portfolio	179,246	72,714	261,856	513,816	96,793	69,228	275,481	441,502
Total	746,256	227,048	376,137	1,349,441	716,122	229,030	392,985	1,338,137

 (*) Impaired portfolio includes loans classified as impaired in groups B3 and B4, as well as the default portfolio.

ii)	The Impaired portfolio with or without guarantee as of March 31, 2013 and December 31, 2012 is as follows:

	As of March 31,				As of December 31
	2013				2012
	Commercial	Mortgage	Consumer	Total	Commercial	Mortgage	Consumer	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Secured debt	385,989	207,375	48,924	642,288	377,169	208,616	51,549	637,334
Unsecured debt	360,267	19,673	327,213	707,153	338,953	20,414	341,436	700,803
Total	746,256	227,048	376,137	1,349,441	716,122	229,030	392,985	1,338,137

iii)	The portfolio of non-performing loans as of March 31 2013 and December 31, 2013 is as follows:

	As of March 31,				As of December 31
	2013				2012
	Commercial	Mortgage	Consumer	Total	Commercial	Mortgage	Consumer	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Secured debt	156,838	135,916	8,115	300,869	154,675	143,814	8,293	306,782
Unsecured debt	186,926	18,418	106,166	311,510	165,786	15,988	109,211	290,985
Total	343,764	154,334	114,281	612,379	320,461	159,802	117,504	597,767

Financial Statements 2013 / Banco Santander Chile 60

Banco Santander Chile and Subsidiaries Notes to the Consolidated Intermediate Financial Statements AS OF MARCH 31 2013 AND DECEMBER 31, 2012
NOTE 09
LOANS AND ACCOUNTS RECEIVABLES FROM CUSTOMERS continued

d)	Allowances

The changes in the Allowance balances during 2013 and 2012 are as follows:

Changes in allowance balance during 2013	Commercial loans		Mortgage loans	Consumer loans	Total
	Individual	Group	Group	Group
	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of March 31,2012	154,935	95,938	35,990	263,259	550,122
Allowances established	12,910	9,859	5,947	39,930	68,646
Allowances released	(5,400)	(2,021)	(2,258)	(6,575)	(16,254)
Allowances removed due to loans charge-offs	(1,393)	(4,772)	(918)	(37,867)	(44,950)
Balances as of March 31,2013	161,052	99,004	38,761	258,747	557,564

Changes in allowances during 2011	Commercial loans		Mortgage loans	Consumer loans	Total
	Individual	Group	Group	Group
	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of December 31, 2011	147,917	97,115	35,633	243,022	523,687
Allowances established	48,745	31,772	10,741	239,607	330,865
Allowances released	(20,716)	(16,624)	(7,449)	(38,471)	(83,260)
Allowances removed due to loans charge-offs	(21,011)	(16,325)	(2,935)	(180,899)	(221,170)
Balances as of December 31, 2012	154,935	95,938	35,990	263,259	550,122

In addition to credit risk allowances, there are provisions held for:

i)
Country risk to cover the risk taken when holding or compromising resources with any foreign country. These allowances are established over country classifications performed by the Bank, according to the provisions established on Chapter 7-13 of the Updated Regulations Compendium. The balance of allowances as of March 31, 2013 and December 31, 2012 is Ch$ 398 million and Ch$ 88 million, respectively.

ii)
According to Circular letter N°3489 issued by SBIF on December 29, 2009 the Bank has established allowances related to the unused balances of lines of credit with free disposal. The balances of allowances as of March 31, 2013 and December 31, 2012 are Ch$ 16,439 million and Ch$ 17,850 million, respectively.

e)	Allowances established on customer and interbank loans

	As of March, 31	As of December 31,
	2013	2012

Allowances established -Customer loans	68,646	330,865
Allowances established - Interbank loans	50	299
Allowances established on customer and interbank loans	68,696	331,164

Financial Statements 2013 / Banco Santander Chile 61

Banco Santander Chile and Subsidiaries Notes to the Consolidated Intermediate Financial Statements AS OF MARCH 31 2013 AND DECEMBER 31, 2012
NOTE 09
LOANS AND ACCOUNTS RECEIVABLES FROM CUSTOMERS continued

e)	Current and default portfolio by their Impaired and non-impaired status.

	As of March 31,2013
	Non-impaired				Impaired				Portfolio total
	Commercial	Mortgage	Consumer	Total Non-impaired	Commercial	Mortgage	Consumer	Impaired total	Commercial	Mortgage	Consumer	Total portfolio
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Current or standard portfolio	9,615,231	4,729,082	2,584,966	16,929,279	282,282	42,226	159,479	483,987	9,897,513	4,771,308	2,744,445	17,413,266
Overdue for 1-29 days	182,519	203,729	119,321	505,569	58,296	18,109	52,558	128,963	240,815	221,838	171,879	634,532
Overdue for 30-89 days	81,021	149,978	85,126	316,125	64,466	22,725	58,300	145,491	145,487	172,703	143,426	461,616
Overdue for 90 days or more	-	-	-	-	341,212	143,988	105,800	591,000	341,213	143,988	105,800	591,001

Total portfolio before provisions	9,878,771	5,082,789	2,789,413	17,750,973	746,256	227,048	376,137	1,349,441	10,625,028	5,309,837	3,165,550	19,100,415

Overdue loans (less than 90 days) presented as portfolio percentage	2.67%	6.96%	7.33%	4.63%	16.45%	17.98%	29.47%	20.34%	3.64%	7.43%	9.96%	5.74%

Overdue loans (90 days or more) presented as portfolio percentage	-	-	-	-	45.72%	63.42%	28.13%	43.8%	3.21%	2.71%	3.34%	3.09%

Financial Statements 2013 / Banco Santander Chile 62

Banco Santander Chile and Subsidiaries Notes to the Consolidated Intermediate Financial Statements AS OF MARCH 31 2013 AND DECEMBER 31, 2012
NOTE 09
LOANS AND ACCOUNTS RECEIVABLES FROM CUSTOMERS continued

f)	Current and default portfolio by their Impaired and non-impaired status, continued.

	As of December 31, 2012
	Non-impaired				Impaired				Portfolio total
	Commercial	Mortgage	Consumer	Total Impaired	Commercial	Mortgage	Consumer	Impaired total	Commercial	Mortgage	Consumer	Total portfolio
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Current or standard portfolio	9,500,231	4,725,955	2,511,869	16,738,055	273,481	43,502	160,480	477,463	9,773,712	4,769,457	2,672,349	17,215,518
Overdue for 1-29 days	195,667	202,142	132,475	530,284	63,868	18,391	60,055	142,314	259,535	220,533	192,530	672,598
Overdue for 30-89 days	77,001	114,454	78,148	269,603	75,659	34,240	68,316	178,215	152,660	148,694	146,464	447,818
Overdue for 90 days or more	-	-	-	-	303,114	132,897	104,134	540,145	303,114	132,897	104,134	540,145

Total portfolio before provisions	9,772,899	5,042,551	2,722,492	17,537,942	716,122	229,030	392,985	1,338,137	10,489,021	5,271,581	3,115,477	18,876,079

Overdue loans (less than 90 days) presented as portfolio percentage	2.79%	6.28%	7.74%	4.56%	19.48%	22.98%	32.67%	23.95%	3.93%	7.00%	10.88%	5.94%

Overdue loans (90 days or more) presented as portfolio percentage	-	-	-	-	42.33%	58.03%	26.50%	40.37%	2.89%	2.52%	3.34%	2.86%

Financial Statements 2013 / Banco Santander Chile 63

Banco Santander Chile and Subsidiaries Notes to the Consolidated Intermediate Financial Statements AS OF MARCH 31 2013 AND DECEMBER 31, 2012

NOTE 10
PURCHASES AND SALES OF LOANS

a)      Sales of loans

As of March 31, 2013 the following loan sale transactions have been made:

	As of March 31,2013
	Book value	Selling price	Other income from financial operations	Allowances on Credit risk	Net total Result
Loans	MCh$	MCh$	MCh$	MCh$	MCh$

Charged-off (1)	-	81	81	-	81
Current loans (2)	109	27	(82)	38	(44)
Written-off portfolio (*)	-	(24)	(24)	-	(24)

(*)   Differences in selling price of written-off portfolios of previous years MCh$ (24).

(1)     Sale of previously charged-off loans

In 2013, Banco Santander Chile signed assignment agreements of loans previously charged off with “Matic Kart S.A.”. As of March 31, the following portfolio sales have been performed:

	Nominal portfolio sale	Selling price
Date of contract	MCh$	MCh$

03-01-2013	2,035	81

Total	2,035	81

The portfolio’s result was Ch$ 81 million. This amount was recorded as income from sale of previously charged-off loans.

(2)     Sales of current loans

In 2013, Banco Santander Chile signed assignment agreements of loans previously charged off with “Matic Kart S.A.”. As of March 31, the following portfolio sales have been performed:

	Nominal portfolio sale	Selling price
Date of contract	MCh$	MCh$

03-01-2013	179	27

Total	179	27

Sales of current loans totaled Ch$ 109 million; this amount generated an income from sale of MCh$ 27 approximately.

b)	Purchase of portfolios

In 2012 and 2013, there was no purchase of loans.

Financial Statements 2013 / Banco Santander Chile 64

Banco Santander Chile and Subsidiaries Notes to the Consolidated Intermediate Financial Statements AS OF MARCH 31 2013 AND DECEMBER 31, 2012
NOTE 11
TRADING INVESTMENTS

As of March 31, 2013 and December 31, 2012 the detail of instruments designated as available for sale instruments is as follows:

	As of March, 31	As of December 31,
	2013	2012
	MCh$	MCh$

Chilean Central Bank and Government securities
Chilean Central Bank Bonds	692,099	712,278
Chilean Central Bank Notes	6,474	8,270
Other Chilean Central Bank and Government securities	281,427	296,010
Subtotals	980,000	1,016,558

Other Chilean securities
Time deposits in Chilean financial institutions	841,392	756,136
Mortgage finance bonds of Chilean financial institutions	36,317	37,319
Chilean financial institution bonds	-	-
Chilean corporate bonds	-	-
Other Chilean securities	327	321
Subtotals	878,036	793,776
Foreign financial securities:
Foreign Central Banks and Government securities	-	-
Other foreign financial securities	15,442	15,824
Subtotals	15,442	15,824

Total	1,873,478	1,826,158

As of December 31, 2012 in the “Chilean Central Bank and Government securities” item we included securities sold with repurchase agreement to clients and financial institutions for MCh$ 2,446 and MCh$ 156,340 as of March 31, 2013 and December 31, 2012, respectively.

As of March 31, 2013 there are no “Other Chilean Securities” and as of December 31, 2012 under “Other Chilean securities” we included instruments sold to customers and financial institutions under repurchase agreements totaling MCh$ 148,277.

As of March 31, 2013 available for sale investments included unrealized net losses of Ch$ 7,227 million, recorded as a “OCI” in Equity, distributed between Ch$ 8,840 million attributable to Bank shareholders and Ch$ 1,613 million attributable to non-controlling interest.

Financial Statements 2013 / Banco Santander Chile 65

Banco Santander Chile and Subsidiaries Notes to the Consolidated Intermediate Financial Statements AS OF MARCH 31 2013 AND DECEMBER 31, 2012
NOTE 12
INTANGIBLE ASSETS

a)	As of March 31, 2013 and December 31,2012 the composition of the item is as follows:

				March 31, 2013
	Years of useful life	Average remaining useful life	Net opening balance January 1, 2013	Gross balance	Accumulated amortization	Net balance
			MCh$	MCh$	MCh$	MCh$

Licenses	3	2	2,621	9,329	(7,007)	2,322
Software development	3	2	84,726	224,810	(149,974)	74,836

Total			87,347	234,139	(156,981)	77,158

				As of December 31, 2012
	Years of useful life	Average remaining useful life	Net opening balance January 1, 2012	Gross balance	Accumulated amortization	Net balance
			MCh$	MCh$	MCh$	MCh$

Licenses	3	2	2,496	9,329	(6,708)	2,621
Software development	3	2	78,243	224,671	(139,945)	84,726

Total			80,739	234,000	(146,653)	87,347

b)	The activity in intangible assets during March 31, 2013 and December 31, 2012 is as follows:

b.1) Gross balance

Gross balances	Licenses	Software development	Total
	MCh$	MCh$	MCh$

Balances as of January 1, 2013	9,329	224,671	234,000
Acquisitions	-	139	139
Disposals	-	-	-
Other	-	-	-
Balances as of March 31,2013	9,329	224,810	234,139

Balances as of January 1, 2012	8,085	184,133	192,218
Acquisitions	1,244	41,018	42,262
Disposals	-	(480)	(480)
Other	-	-	-
Balances as of December 31, 2012	9,329	224,671	234,000

Financial Statements 2013 / Banco Santander Chile 66

Banco Santander Chile and Subsidiaries Notes to the Consolidated Intermediate Financial Statements AS OF MARCH 31 2013 AND DECEMBER 31, 2012
NOTE 12
INTANGIBLE ASSETS continued

b.2) Accumulated amortization

Accumulated amortization	Licenses	Software development	Total
	MCh$	MCh$	MCh$

Balances as of January 1, 2013	(6,708)	(139,945)	(146,653)
Year’s amortization	(299)	(10,029)	(10,328)
Other changes	-	-	-

Balances as of March 31,2013	(7,007)	(149,974)	(156,981)

Balances as of January 1, 2012	(5,589)	(105,890)	(111,479)
Year's amortization	(1,119)	(34,055)	(35,174)
Other changes	-	-	-

Balances as of December 31, 2012	(6,708)	(139,945)	(146,653)

c)
As of March 31, 2013 and December 31, 2012, the Bank does not have any restrictions on intangible assets. Additionally, intangible assets have not been pledged as security for liabilities. Also, the Bank has no debt regarding Property, plant, and equipment to those dates.

Financial Statements 2013 / Banco Santander Chile 67

Banco Santander Chile and Subsidiaries Notes to the Consolidated Intermediate Financial Statements AS OF MARCH 31 2013 AND DECEMBER 31, 2012

NOTE 13
PROPERTY, PLANT, AND EQUIPMENT

a)       As of March 31,2013 and December 31, 2012 the composition of the item is as follows:

		As of March 31,2013
	Net opening balance January 1, 2013	Gross balance	Accumulated depreciation	Net balance
	MCh$	MCh$	MCh$	MCh$

Land and buildings	120,425	168,697	(49,616)	119,081
Equipment	28,625	67,838	(39,697)	28,141
Ceded under operating leases	3,935	4,477	(577)	3,900
Other	9,229	29,313	(20,584)	8,729
Total	162,214	270,325	(110,474)	159,852

		As of December 31, 2012
	Net opening balance January 1, 2012	Gross balance	Accumulated depreciation	Net balance
	MCh$	MCh$	MCh$	MCh$

Land and buildings	118,493	167,760	(47,335)	120,425
Equipment	22,570	66,170	(37,545)	28,625
Ceded under operating leases	4,071	4,477	(542)	3,935
Other	7,925	28,957	(19,728)	9,229
Total	153,059	267,364	(105,150)	162,214

Financial Statements 2013 / Banco Santander Chile 68

Banco Santander Chile and Subsidiaries Notes to the Consolidated Intermediate Financial Statements AS OF MARCH 31 2013 AND DECEMBER 31, 2012
NOTE 13
PROPERTY, PLANT, AND EQUIPMENT continued:

b)      The activity in property, plant, and equipment during 2013 and 2012 is as follows:

b.1) Gross balance

2013	Land and buildings	Equipment	Ceded under an operating leases	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2013	167,760	66,170	4,477	28,957	267,364
Additions	937	1,613	-	362	2,912
Disposals	-	(27)	-	(6)	(33)
Impairment due to damage (i)	-	(27)	-	-	(27)
Transfers	-	-	-	-	-
Other	-	109	-	-	109
Balances as of March 31, 2013	168,697	67,838	4,477	29,313	270,325

(i)
Banco Santander Chile recognized on its financial statements as of March 31, 2013 Ch $ 27 million impairment from damages to ATMs.    Compensation received from insurance totaled Ch$ 73 million, which is presented in the “other operating income” line (Note 32).

2012	Land and buildings	Equipment	Ceded under an operating leases	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2012	156,950	51,781	4,477	24,081	237,289
Additions	17,177	14,570	-	4,991	36,738
Disposals (i)	(6,367)	(91)	-	(115)	(6,573)
Impairment due to damage (ii)	-	(90)	-	-	(90)
Transfers	-	-	-	-	-
Other	-	-	-	-	-
Balances as of December 31, 2012	167,760	66,170	4,477	28,957	267,364

As stated on Note 36 "Other operating income and expenses”, in 2012 Banco Santander Chiles sold 17 offices which, at the time of sale, had a net book value of Ch$ 6,357 million.

(ii)
Banco Santander Chile recognized on its financial statements as of December 31, 2012 Ch $ 90 million impairment from damages to ATMs.  Compensation received from insurance totaled Ch$ 262 million, which is presented in the “other operating income” line (Note 32).

Financial Statements 2013 / Banco Santander Chile 69

Banco Santander Chile and Subsidiaries Notes to the Consolidated Intermediate Financial Statements AS OF MARCH 31 2013 AND DECEMBER 31, 2012
NOTE 13
PROPERTY, PLANT, AND EQUIPMENT continued:

b.2) Accumulated depreciation

2013	Land and buildings	Equipment	Ceded under an operating leases	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2013	(47,335)	(37,545)	(542)	(19,728)	(105,150)
Depreciation charges in the period	(2,281)	(2,152)	(35)	(857)	(5,325)
Sales and disposals in the period	-	-	-	-	-
Transfers	-	-	-	-	-
Other	-	-	-	-	-
Balances as of March 31, 2013	(49,616)	(39,697)	(577)	(20,584)	(110,474)

2012	Land and buildings	Equipment	Ceded under an operating leases	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2012	(38,457)	(29,211)	(406)	(16,156)	(84,230)
Depreciation charges in the period	(9,100)	(8,351)	(136)	(3,608)	(21,195)
Sales and disposals in the period	222	17	-	36	275
Transfers	-	-	-	-	-
Other	-	-	-	-	-
Balances as of December 31, 2012	(47,335)	(37,545)	(542)	(19,728)	(105,150)

c)	Operational leases – Lessor

As of March 31, 2013 and December 31, 2012, the future minimum lease inflows under non-cancellable operating leases is a follows:

	As of March, 31	As of December 31,
	2013	2012
	MCh$	MCh$

Due within 1 year	626	626
Due after 1 year but within 2 years	1,012	1,163
Due after 2 years but within 3 years	425	502
Due after 3 years but within 4 years	285	294
Due after 4 years but within 5 years	258	258
Due after 5 years	2,086	2,148

Total	4,692	4,991

Financial Statements 2013 / Banco Santander Chile 70

Banco Santander Chile and Subsidiaries Notes to the Consolidated Intermediate Financial Statements AS OF MARCH 31 2013 AND DECEMBER 31, 2012

NOTE 13
PROPERTY, PLANT, AND EQUIPMENT continued:

d)	Operational leases – Lessee

Certain Bank’s premises and equipment are leased under various operating leases. Future minimum rental payments under non-cancellable leases are as follows:

	As of March, 31	As of December 31,
	2013	2012
	MCh$	MCh$

Due within 1 year	16,773	16,266
Due after 1 year but within 2 years	15,527	14,845
Due after 2 years but within 3 years	13,356	12,960
Due after 3 years but within 4 years	12,221	11,443
Due after 4 years but within 5 years	11,240	10,465
Due after 5 years	61,780	63,035

Total	130,897	129,014

e)	As of March 31, 2013 and December 31, 2012, the Bank has not entered into financial leases which cannot be unilaterally rescinded.

f)
As of March 31, 2013 and December 31, 2011, the Bank does not have any restriction over property, plant, and equipment. Additionally, property, plant, and equipment have not been pledged as security for liabilities. Also, the Bank has no debt regarding Property, plant, and equipment to those dates.

Financial Statements 2013 / Banco Santander Chile 71

Banco Santander Chile and Subsidiaries Notes to the Consolidated Intermediate Financial Statements AS OF MARCH 31 2013 AND DECEMBER 31, 2012
NOTE 14
CURRENT AND DEFERRED TAXES

a)      Current taxes

At the end of each reporting period in 2013 and 2012 the bank recognizes an income tax provision, which was determined based on the currently applicable tax legislation. This provision is recorded net of recoverable taxes, as shown below:

	As of March, 31	As of December 31,
	2013	2012
	MCh$	MCh$

Summary of current tax liabilities (assets)
Current tax (assets)	(19,782)	(10,227)
Current tax liabilities	561	525

Total tax payable (recoverable)	(19,221)	(9,702)

(Assets) liabilities current taxes detail (net)
Income tax, tax rate 20%	103,986	83,381
Minus:
Provisional monthly payments (PPM)	(115,351)	(84,940)
Credit for training expenses	(1,507)	(1,505)
Land taxes leasing	(3,231)	(2,939)
Grant credits	(2,763)	(2,534)
Other	(355)	(1,165)

Total tax payable (recoverable)	(19,221)	(9,702)

b)       Effect on income

The effect of tax expense on income during the periods from January 1 and March 31, 2013 and 2012 is comprised of the following items:

	As of March 31,
	2013	2012
	MCh$	MCh$

Income tax expense
Current tax	9,775	(8,149)

Credits (debits) for deferred taxes
Origination and reversal of temporary differences	4,384	27,219
Subtotals	14,159	19,070
Tax for rejected expenses (Article No.21)	78	11
Other	-	-
Net charges for income tax expense	14,237	19,081

Financial Statements 2013 / Banco Santander Chile 72

Banco Santander Chile and Subsidiaries Notes to the Consolidated Intermediate Financial Statements AS OF MARCH 31 2013 AND DECEMBER 31, 2012
NOTE 14
CURRENT AND DEFERRED TAXES continued:

c)       Effective tax rate reconciliation

The reconciliation between the income tax rate and the effective rate applied in determining tax expenses as of March 31, 2013 and 2012, is as follows:

	As of March 31,
	2013		2012
	Tax rate	Amount	Tax rate	Amount
	%	MCh$	%	MCh$

Income tax using statutory rate	20.00	19,136	18.50	25,564
Permanent differences	(4.12)	(3,946)	(4.14)	(5,725)
35% single penalty tax	-	-	0.01	10
Effect of change in tax rate	0.08	79	(0.56)	(768)
Real estate taxes	-	-	-	-
Other	(1.08)	(1,032)	-	-

Effective rates and expenses for income tax	14.88	14,237	13.81	19,081

Law No. 20,455 from 2010 increased the statutory tax rate to be applied during 2011 and 2012, to 20% and 18.5% respectively.  Due to this, a MCH$5,108 income was recorded in 2011, corresponding to the adjustment of temporary differences to be reversed during those years.  Law No. 20,630 published on the Official Newspaper on September 27, 2012 increased the First Class Rate from 18.5% to 20%, permanently, for transactions accounted from January 1, 2012 onwards. This created income for MCh$ 16,221, corresponding to the adjustment of current time differences.

d)      Effect of deferred taxes on comprehensive income

Below is a summary of the separate effect of deferred tax on Equity, showing the asset and liability balances, during the periods between March 31, 2013 and December 31, 2012, which includes of the following items:

	As of March, 31	As of December 31,
	2013	2012
	MCh$	MCh$

Deferred tax assets
Available for sale investments	3,027	2.004
Cash flow hedges	320	389
Total deferred tax assets affecting other comprehensive income Comprehensive income	3,347	2,393

Deferred tax liabilities
Available for sale investments	(4)	(1)
Cash flow hedges	(1,485)	(1.452)
Total deferred tax liabilities affecting other comprehensive income Comprehensive income	(1,489)	(1,453)

Net deferred tax balances in equity	1,858	940

Deferred taxes in equity attributable to Bank shareholders	1,865	945
Deferred tax in equity attributable to non-controlling interests	(7)	(5)

Financial Statements 2013 / Banco Santander Chile 73

Banco Santander Chile and Subsidiaries Notes to the Consolidated Intermediate Financial Statements AS OF MARCH 31 2013 AND DECEMBER 31, 2012
NOTE 14
CURRENT AND DEFERRED TAXES continued:

e)         Effect of deferred taxes on income

In 2013 and 2012, the Bank has recorded deferred tax assests and liabilities in its financial statements as follows:

	As of March, 31	As of December 31,
	2013	2012
	MCh$	MCh$
Deferred tax assets
Interest and adjustments	19,199	7,854
Non-recurring charge-offs	12,983	12,046
Assets received in lieu of payment	1,171	1,265
Exchange rate adjustments	751	43
Property, plant and equipment	2,641	3,654
Allowance for loan losses	86,222	96,071
Provision for expenses	15,811	17,903
Derivatives	25	54
Leased assets	40,304	39,168
Subsidiaries tax losses	5,608	5,232
Other	1,418	724
Total deferred tax assets	186,133	184,014

Deferred tax liabilities
Valuation of investments	(12,483)	(6,555)
Depreciation	(252)	(261)
Prepaid expenses	45	-
Other	(601)	(1,275)
Total deferred tax liabilities	(13,291)	(8,091)

f)       Summary of deferred tax assets and liabilities

The summary of deferred taxes is presented below, with their cumulative effect both on equity and income:

	As of March, 31	As of December 31,
	2013	2012
	MCh$	MCh$

Deferred tax assets
Recognized through other comprehensive income	1,858	2,393
Recognized through profit or loss	186,133	184,014
Total deferred tax assets	187,991	186,407

Deferred tax liabilities
Recognized through other comprehensive income	(1,489)	(1,453)
Recognized through profit or loss	(13,291)	(8,091)
Total deferred tax liabilities	(14,780)	(9,544)

Financial Statements 2013 / Banco Santander Chile 74

Banco Santander Chile and Subsidiaries Notes to the Consolidated Intermediate Financial Statements AS OF MARCH 31 2013 AND DECEMBER 31, 2012
NOTE 15
OTHER ASSETS

Other assets item is as follows:

	As of March, 31	As of December 31,
	2013	2012
	MCh$	MCh$
Assets for leasing (*)	30,307	42,891
Assets received or awarded in lieu of payment (**)
Assets received in lieu of payment	15,057	15,058
Assets awarded at judicial sale	8,204	9,974
Provisions for assets received in lieu of payment or awarded	(2,382)	(3,091)
Subtotals	20,879	21,941

Other assets
Guarantee deposits	175,953	256,854
Gold investments	443	464
VAT credit	6,114	10,336
Income tax recoverable	27,798	28,274
Prepaid expenses	46,448	50,870
Assets recovered from leasing for sale	2,283	3,335
Pension plan assets	2,005	1,989
Accounts and notes receivable	114,005	82,378
Notes receivable through brokerage and simultaneous transactions	100,495	89,314
Other receivable assets	25,966	29,883
Other assets	32,832	36,690
Subtotals	534,342	590,385

Total	585,528	655,217

(*)	Assets available to be granted under financial leasing agreements.

(**)
Assets received in lieu of payment correspond to assets received as payment of overdue debts. The assets acquired must at no time exceed, in the aggregate, are assets that have been 20% of the Bank’s effective equity. These assets currently represent 0.59% (0.55% as of December 31, 2012) of the Bank’s effective equity.

The assets awarded through judicial auctions are assets that have been acquired as payment of debts previously acquired with the Bank. The assets awarded at judicial auction are not subject to requirements mentioned above.  These properties are classified as assets available for sale.  The Bank expects to complete the sale of those assets within one year from the date on which asset was received or acquired.  If those assets are not sold within the year, they must be written off.

In addition, a provision is recorded between the initial award amount plus any additions and the estimated realization value (appraisal), when the first is higher.

Financial Statements 2013 / Banco Santander Chile 75

Banco Santander Chile and Subsidiaries Notes to the Consolidated Intermediate Financial Statements AS OF MARCH 31 2013 AND DECEMBER 31, 2012

NOTE 16
TIME DEPOSITS AND OTHER TIME LIABILITIES:

As of March 31, 2013 and December 31, 2012 the composition of the item is as follows:

	As of March, 31	As of December 31,
	2013	2012
	MCh$	MCh$

Deposits and other demand liabilities
Checking accounts	3,954,265	4,006,143
Other deposits and demand accounts	480,266	455,315
Other demand liabilities	529,708	508,561

Total	4,964,239	4,970,019

Time deposits and other time liabilities
Time deposits	9,048,526	9,008,902
Time savings account	100,990	101,702
Other time liabilities	1,594	1,609

Total	9,151,110	9,112,213

Financial Statements 2013 / Banco Santander Chile 76

Banco Santander Chile and Subsidiaries Notes to the Consolidated Intermediate Financial Statements AS OF MARCH 31 2013 AND DECEMBER 31, 2012
NOTE 17
ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES

As of March 31, 2013 and December 31, 2012 the composition of the item is as follows:

	As of March, 31	As of December 31,
	2013	2012
	MCh$	MCh$

Other financial liabilities
Obligations to public sector	96,464	96,185
Other domestic obligations	100,103	93,653
Foreign obligations	13,643	2,773
Subtotals	210,210	192,611
Issued debt instruments
Mortgage finance bonds	120,118	128,086
Senior bonds	3,773,730	3,717,213
Subordinated bonds	705,975	725,990
Subtotals	4,599,823	4,571,289

Total	4,810,033	4,763,900

Debts classified as current are either demand obligations or will mature in one year or less.  All other debts are classified as non-current. The Bank’s debts, both current and non-current, are summarized below:

	As of March 31,2013
	Non-current	Current	Total
	MCh$	MCh$	MCh$

Mortgage finance bonds	7,585	112,533	120,118
Senior bonds	550,531	3,223,199	3,773,730
Subordinated bonds	15,963	690,012	705,975
Issued debt instruments	574,079	4,025,744	4,599,823

Other financial liabilities	119,487	90,723	210,210

Total	693,566	4,116,467	4,810,033

Financial Statements 2013 / Banco Santander Chile 77

Banco Santander Chile and Subsidiaries Notes to the Consolidated Intermediate Financial Statements AS OF MARCH 31 2013 AND DECEMBER 31, 2012
NOTE 17
ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES continued:

	As of December 31, 2012
	Non-current	Current	Total
	MCh$	MCh$	MCh$

Mortgage finance bonds	6,863	121,223	128,086
Senior bonds	534,852	3,182,361	3,717,213
Subordinated bonds	16,037	709,953	725,990
Issued debt instruments	557,752	4,013,537	4,571,289

Other financial liabilities	101,335	91,276	192,611

Total	659,087	4,104,813	4,763,900

a)	Mortgage finance bonds

These bonds are used to finance mortgage loans. Their main amounts are amortized on a quarterly basis.  The range of maturities of these bonds is between five and twenty years. Loans are indexed to UF and create a yearly interest rate of 6.00% as of March 2013 (5.95% as of December 2012).

	As of March, 31	As of December 31,
	2013	2012
	MCh$	MCh$

Due within 1 year	7,585	6,863
Due after 1 year but within 2 years	12,108	7,595
Due after 2 years but within 3 years	12,158	14,752
Due after 3 years but within 4 years	10,473	11,026
Due after 4 years but within 5 years	15,942	11,923
Due after 5 years	61,852	75,927
Total mortgage bonds	120,118	128,086

b)	Senior bonds

The following table shows senior bonds by currency:

	As of March, 31	As of December 31,
	2013	2012
	MCh$	MCh$

Santander bonds in UF	1,989,087	2,025,105
Santander bonds in USD	1,295,414	1,269,454
Santander bonds in CHF	160,110	90,249
Santander bonds in Ch$	290,842	293,933
Santander bonds in CNY	38,277	38,472
Total senior bonds	3,773,730	3,717,213

Financial Statements 2013 / Banco Santander Chile 78

Banco Santander Chile and Subsidiaries Notes to the Consolidated Intermediate Financial Statements AS OF MARCH 31 2013 AND DECEMBER 31, 2012
NOTE 17
ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES continued:

i.	Placement of senior bonds:

In 2012 the Bank issued bonds for UF 4,892,000 and CHF 150,000,000; detailed as follows:

Placement date	Series	Amount	Term	Issue rate	Issuance date	Issued amount	Maturity date
01-10-2013	E1	UF 250,000
01-11-2013	E1	UF 280,000
02-28-2013	E1	UF 1,500,000
03-11-2013	E1	UF 700,000
03-12-2013	E1	UF 12,000
	E1 Series Total	UF 2,742,000	5 years	3.5% per annum simple	02-01-2011	UF 4,000,000	02-01-2016
02-01-2013	E3	UF 100,000
02-27-2013	E3	UF 2,000,000
	E3 Series Total	UF 2,100,000	8.5 years	3.5% per annum simple	01-01-2011	UF 4,000,000	07-01-2019
01-25-2013	E6	UF 50,000
	E6 Series Total	UF 50,000	10 years	3.5% per annum simple	04-01-2012	UF 4,000,000	04-01-2022
	Total UF	UF 4,892,000
03-28-2013	CHF floating bond	CHF 150,000,000
	Total CHF Floating bond	CHF 150,000,000	4 years	Libor (3 months) + 100 bp	03-28-2013	CHF 150,000,000	03-28-2017
	CHF Total	CHF 150,000,000

On March 28, the bank issued a CHF 150,000,000 on bond.

Financial Statements 2013 / Banco Santander Chile 79

Banco Santander Chile and Subsidiaries Notes to the Consolidated Intermediate Financial Statements AS OF MARCH 31 2013 AND DECEMBER 31, 2012

NOTE 17
ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES continued:

In 2012, the Bank placed bonds for UF 698,000; USD 1,085,990,000; CLP 55,600,000,000; and CNY 500,000,000 detailed as follows:

Series	Amount	Term	Issue rate	Issuance date	Issued amount	Maturity date
FD	UF 50.000	5 years	3.00% per annum simple	01-08-2010	UF 3,000,000	08-01-2015
E1	UF 362,000	5 years	3.00% per annum simple	01-02-2012	UF 4,000,000	02-01-2016
E3	UF 6,000	8.5 years	3.50% per annum simple	01-01-2012	UF 4,000,000	07-01-2019
E6	UF 280,000	10 years	3.50% per annum simple	01-04-2013	UF 4,000,000	04-01-2022
Total UF	UF 698,000
E4	CLP 5,600,000,000	5 years	6.75% per annum simple	01-06-2012	CLP 50,000,000,000	06-01-2016
E5	CLP 25,000,000,000	10 years	6.30% per annum simple	01-12-2012	CLP 25,000,000,000	12-01-2021
E7	CLP 25,000,000,000	5 years	6.75 % per annum simple	01-03-2013	CLP 25,000,000,000	03-01-2017
CLP Total	CLP 55,600,000,000
Senior bonds	USD 250,000,000	2 years	Libor (3 months) + 200 bp	14-02-2013	USD 250,000,000	02-14-2014
Zero-coupon bond	USD 85,990,000	1 year	Libor (3 months) + 100 bp	29-08-2013	USD 85,990,000	08-30-2013
Senior bonds	USD 750,000,000	10 years	3.875% per annum simple	20-09-2013	USD 750,000,000	09-20-2022
USD Total	USD 1,085,990,000
CNY Bond	CNY 500,000,000	2 years	3.75% per annum simple	26-11-2013	CNY 500,000,000	11-26-2014
CNY Total	CNY 500,000,000

During the first 2012 semester, the Bank performed a partial repurchase of bonds for CHF 45,000,000.
During the second semester of 2012, the Bank repurchased a bond for USD 53,500,000.

ii.      Nominal bonds to be placed:

As of March 31, 2013 the balance for each bond series to be placed is as follows:

Series	Amount	Term	Issue rate	Issuance date	Maturity date
FD	UF 110,000	5 years	3.00% per annum simple	08-01-2010	08-01-2015
E2	UF 952,000	7.5 years	3.50% per annum simple	01-01-2012	07-01-2018
E3	UF 144,000	8.5 years	3.50% per annum simple	01-01-2012	07-01-2019
E6	UF 3,670,000	10 years	3.50% per annum simple	04-01-2013	04-01-2022
Total	UF 4,876,000
E4	CLP 7,500,000,000	5 years	6.75% per annum simple	06-01-2012	06-01-2016
Total	CLP 7,500,000,000

Financial Statements 2013 / Banco Santander Chile 80

Banco Santander Chile and Subsidiaries Notes to the Consolidated Intermediate Financial Statements AS OF MARCH 31 2013 AND DECEMBER 31, 2012

NOTE 17
ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES continued:

The maturities of senior bonds are as follows:

	As of March, 31	As of December 31,
	2013	2012
	MCh$	MCh$
Due within 1 year	550,531	534,852
Due after 1 year but within 2 years	595,552	600,723
Due after 2 years but within 3 years	643,095	643,791
Due after 3 years but within 4 years	663,140	610,817
Due after 4 years but within 5 years	318,005	323,474
Due after 5 years	1,003,407	1,003,556
Total senior bonds	3,773,730	3,717,213

c)      Subordinated bonds

 The following table shows senior bonds by currency:

	As of March, 31	As of December 31,
	2013	2012
	MCh$	MCh$

Subordinated bonds denominated in USD	143,223	174,285
Subordinated bonds denominated in UF	562,752	551,705
Total subordinated bonds	705,975	725,990

i. Placement of subordinated bonds

As of March 31, 2013 and December 31, 20012 the Bank has not issued any subordinated bonds on the local market.

Financial Statements 2013 / Banco Santander Chile 81

Banco Santander Chile and Subsidiaries Notes to the Consolidated Intermediate Financial Statements AS OF MARCH 31 2013 AND DECEMBER 31, 2012
NOTE 17
ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued:

The maturities of subordinated bonds considered non-current, is as follows:

	As of March, 31	As of December 31,
	2013	2012
	MCh$	MCh$

Due within 1 year	15,963	16,037
Due after 1 year but within 2 years	165,401	182,844
Due after 2 year but within 3 years	9,489	9,535
Due after 3 year but within 4 years	5,733	5,760
Due after 4 year but within 5 years	-	-
Due after 5 years	509,389	511,814
Total subordinated bonds	705,975	725,990

d)       Other financial liabilities

The composition of other financial obligations, by maturity, is detailed below:

	As of March, 31	As of December 31,
	2013	2012
	MCh$	MCh$

Non-current portion:
Due after 1 year but within 2 years	3,669	3,897
Due after 2 year but within 3 years	3,153	2,501
Due after 3 year but within 4 years	3,107	3,090
Due after 4 year but within 5 years	2,895	2,937
Due after 5 years	77,899	78,851
Non-current portion subtotals	90,723	91,276

Current portion:
Amounts due to credit card operators	76,530	70,410
Acceptance of letters of credit	13,065	1,683
Other long-term financial obligations, short-term portion	29,892	29,242
Current portion subtotals	119,487	101,335

Total other financial liabilities	210,210	192,611

Financial Statements 2013 / Banco Santander Chile 82

Banco Santander Chile and Subsidiaries Notes to the Consolidated Intermediate Financial Statements AS OF MARCH 31 2013 AND DECEMBER 31, 2012

NOTE 18
MATURITY OF ASSETS AND LIABILITIES

As of March 31, 2013 and December 31, 2012 the detail of maturities of assets and liabilities is as follows:

As of March 31,2013	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Subtotal Up to 1 year	Between 1 and 5 years	More than 5 years	Subtotal More than 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Assets
Cash and deposits in banks	1,230,201	-	-	-	1,230,201	-	-	-	1,230,201
Cash items in process of collection	621,562	-	-	-	621,562	-	-	-	621,562
Trading investments	-	2,315	16,219	203,547	222,081	17,718	10,241	27,959	250,040
Investments under repurchase agreements	-	-	-	-	-	-	-	-	-
Financial derivative contracts	-	88,317	99,101	282,010	469,428	467,627	355,898	823,525	1,292,953
Interbank loans (*)	46,522	-	93,523	-	140,045	-	-	-	140,045
Loans and accounts receivables from customers (**)	710,032	1,932,487	1,843,816	2,893,326	7,379,661	5,867,852	5,852,902	11,720,754	19,100,415
Available for sale investments	-	228,207	169,080	453,735	851,022	543,305	479,151	1,022,456	1,873,478
Held to maturity investments	-	-	-	-	-	-	-	-	-

Total assets	2,608,317	2,251,326	2,221,739	3,832,618	10,914,000	6,896,502	6,698,192	13,594,694	24,508,694

Liabilities
Deposits and other demand liabilities	4,964,239	-	-	-	4,964,239	-	-	-	4,964,239
Cash items in process of being cleared	461,175	-	-	-	461,175	-	-	-	461,175
Obligations under repurchase agreements	-	198,783	20,523	4,396	223,702	-	-	-	223,702
Time deposits and other time liabilities	99,770	5,080,013	2,406,299	1,458,956	9,045,038	54,395	51,677	106,072	9,151,110
Financial derivative contracts	-	76,651	136,248	230,669	443,568	465,691	274,606	740,297	1,183,865
Interbank borrowings	255	120,446	296,797	839,420	1,256,918	122,911	-	122,911	1,379,829
Issued debt instruments	-	10,390	166,041	397,648	574,079	2,451,096	1,574,648	4,025,744	4,599,823
Other financial liabilities	76,530	12,319	937	29,701	119,487	12,824	77,899	90,723	210,210

Total liabilities	5,601,969	5,498,602	3,026,845	2,960,790	17,088,206	3,106,917	1,978,830	5,085,747	22,173,953

(*)	Interbank loans are presented on a gross basis. The amount of allowance is Ch$ 80 million.
(**)
Loans and accounts receivables from customers are presented on a gross basis. Allowances amounts according to type of loan are detailed as follows: Commercial MCh$ 260,056; Mortgage MCh$ 38,761; andConsumer MCh$ 258,747.

Financial Statements 2013 / Banco Santander Chile 83

Banco Santander Chile and Subsidiaries Notes to the Consolidated Intermediate Financial Statements AS OF MARCH 31 2013 AND DECEMBER 31, 2012
NOTE 18
MATURITY OF ASSETS AND LIABILITIES, continued:

As of December 31, 2012	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Subtotal Up to 1 year	Between 1 and 5 years	More than 5 years	Subtotal More than 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Assets
Cash and deposits in banks	1,250,414	-	-	-	1,250,414	-	-	-	1,250,414
Cash items in process of collection	520,267	-	-	-	520,267	-	-	-	520,267
Trading investments	-	19,565	2,597	237,726	259,888	58,138	20,261	78,399	338,287
Investments under repurchase agreements	-	6,993	-	-	6,993	-	-	-	6,993
Financial derivative contracts	-	58,311	77,728	216,832	352,871	571,315	369,026	940,341	1,293,212
Interbank loans (*)	60,654	-	29,919	-	90,573	-	-	-	90,573
Loans and accounts receivables from customers (**)	1,123,417	1,156,145	1,736,942	2,995,860	7,012,364	5,925,100	5,938,615	11,863,715	18,876,079
Available for sale investments	-	112,173	234,566	519,181	865,920	506,152	454,086	960,238	1,826,158
Held to maturity investments	-	-	-	-	-	-	-	-	-

Total assets	2,954,752	1,353,187	2,081,752	3,969,599	10,359,290	7,060,705	6,781,988	13,842,693	24,201,983

Liabilities
Deposits and other demand liabilities	4,970,019	-	-	-	4,970,019	-	-	-	4,970,019
Cash items in process of being cleared	284,953	-	-	-	284,953	-	-	-	284,953
Obligations under repurchase agreements	-	275,303	25,534	3,280	304,117	-	-	-	304,117
Time deposits and other time liabilities	65,854	4,981,947	2,278,958	1,600,701	8,927,460	133,760	50,993	184,753	9,112,213
Financial derivative contracts	-	71,445	80,484	208,473	360,402	503,036	282,723	785,759	1,146,161
Interbank borrowings	5,820	82,965	185,730	998,877	1,273,392	164,611	-	164,611	1,438,003
Issued debt instruments	-	10,855	168,817	378,080	557,752	2,422,240	1,591,297	4,013,537	4,571,289
Other financial liabilities	70,136	718	733	29,748	101,335	12,425	78,851	91,276	192,611

Total liabilities	5,396,782	5,423,233	2,740,256	3,219,159	16,779,430	3,236,072	2,003,864	5,239,936	22,019,366

(*)	Interbank loans are presented on a gross basis. The amount of allowances is MCh$ 46.
(**)
Loans and accounts receivables from customers are presented on a gross basis Allowances amounts according to type of loan are detailed as follows: Commercial MCh$ 250,873, Mortgage MCh$ 35,990 and Consumer MCh$ 263,259.

Financial Statements 2013 / Banco Santander Chile 84

Banco Santander Chile and Subsidiaries Notes to the Consolidated Intermediate Financial Statements AS OF MARCH 31 2013 AND DECEMBER 31, 2012
NOTE 19
OTHER LIABILITIES

The other liabilities item is as follows:

	As of March, 31	As of December 31,
	2013	2012
	MCh$	MCh$

Accounts and notes payable	106,205	89,034
Unearned income	382	426
Guarantees received (threshold)	166,962	179,820
Notes payable through brokerage and simultaneous transactions	-	-
Other payable obligations	44,347	59,824
Other liabilities	23,612	12,170

Total	341,508	341,274

Financial Statements 2013 / Banco Santander Chile 85

Banco Santander Chile and Subsidiaries Notes to the Consolidated Intermediate Financial Statements AS OF MARCH 31 2013 AND DECEMBER 31, 2012
NOTE 20
COMMITMENTS AND CONTINGENCIES

a)       Lawsuits and legal procedures

At the issuance date of these financial statements, the Bank and its affiliates were subject to certain legal actions in the normal course of their business. As of March 31, 2013, the Banks and its subsidiaries have Provisions for this item for MCh$ 722 (MCh$ 428 as of December 31, 2012) which are under “Contingency Provisions” in the Consolidated Statements of Financial Position. In addition, there are other lawsuits for UF 27,056.90, mainly the litigation between Santander Corredores de Seguros Limitada for leasing assets.

b)       Contingent loans

The following table shows the Bank’s contractual obligations to issue loans.

	As of March, 31	As of December 31,
	2013	2012
	MCh$	MCh$

Letters of credit issued	175,515	199,420
Foreign letters of credit confirmed	88,659	113,878
Guarantees	1,070,761	1,046,114
Personal guarantees	136,871	139,059
Subtotals	1,471,806	1,498,471
Available on demand credit lines	5,016,898	4,933,335
Other irrevocable credit commitments	62,230	63,828
Total	6,550,934	6,495,634

c)       Held securities

The Bank holds securities in the normal course of its business as follows:

	As of March, 31	As of December 31,
	2013	2012
	MCh$	MCh$

Third party operations
Collections	325,963	287,128
Assets from third parties managed by the Bank and its affiliates	872,184	821,080
Subtotals	1,198,147	1,108,208
Custody of securities
Securities held in custody	310,689	227,554
Securities held in custody deposited in other entity	619,482	573,129
Issued securities held in custody	15,740,215	14,931,587
Subtotals	16,670,386	15,732,270
Total	17,868,533	16,840,478

 (1) In 2013, portfolios managed by private banking were classified as third party resources managed by the Bank and its subsidiaries so, at the end March 2013, the balance was MCh$ 872,148 (MCh$ 821,045 for 2011).

d)	Guarantees

Banco Santander Chile has a comprehensive officer fidelity insurance policy, No. 2700659, with the Chilena Consolidada de Seguros insurance company, for an amount of USD $5,000,000, which jointly covers both the Bank and its affiliates for the period from July 1, 2012 to June 30, 2013.

Financial Statements 2013 / Banco Santander Chile 86

Banco Santander Chile and Subsidiaries Notes to the Consolidated Intermediate Financial Statements AS OF MARCH 31 2013 AND DECEMBER 31, 2012

NOTE 20
CONTINGENCIES AND COMMITMENTS, continued:

e)	Contingent loans and liabilities

To satisfy its clients’ needs, the Bank took on several contingent loans and liabilities, yet these could not be recognized in the Consolidated Statements of Financial Position; these contain loan risks and they are, therefore, part of the Bank-s global risk.

Santander Asset Management S.A. Administradora General de Fondos

i)
In conformity with General Standard No.125, the company designated Banco Santander Chile as the representative of the beneficiaries of the guarantees established by each of the managed funds, in compliance with Articles 226 and onward of Law No.18,045.

ii)
In addition to these guarantees for creating mutual funds, there are other guarantees for a guaranteed return on certain mutual funds, totaling Ch$10,287 million and time deposits for UF 1,484,551.8566 as a guaranty of Private Investment Funds (P.I.F.), as of March 31,2013.

Santander Agente de Valores Limitada

i)
To ensure correct and full performance of all its obligations as an Agent, in conformity with the provisions of Articles No.30 and onward of Law No.18,045 on the Securities Market, the Company provided a guarantee in the amount of UF 4,000 through Insurance Policy No.212100436, underwritten by the Compañía de Seguros de Crédito Continental S.A., which matures on December 19, 2013.

Santander S.A. Corredores de Bolsa

i)	The Company has given guarantees to the Bolsa de Comercio de Santiago for a current value of Ch$ 28,374 million to cover simultaneous transactions.

ii)
In addition, the company has issued a guarantee to CCLV Contraparte Central S.A. (formerly known as Cámara de Compensación) in cash, for a total MCh$ 3,180 and an additional guaranteed entered at the Electronical Stock Market for MCh$ 968 as of December 31, 2013.

iii)	As of December 31, 2013, the following legal situations are in process:

-
Complaint procedures before the 27th Civil Court of Santiago, labeled “Nahum con Santander Investment S.A. Corredores de Bolsa” predecessor of Santander S.A. Corredores de Bolsa, File No. 16.703-2010 for MCh$ 200. Regarding its current state, the ruling granted the appeal and it is currently pending the revision of the Court of Appeals.  There are no provisions accounted since they are not considered necessary given that the cause is in its preliminary stages.

-
Case of “Inverfam S.A. vs. Santander Investment S.A. Corredores de Bolsa” predecessor of Santander S.A. Corredores de Bolsa, followed in Santiago First Civil Court, File No. 32.543-2011; a claim for indemnity damages from the loss of some securities destined to Optimal Funds which were affected by the Madoff case, that amount to MCh$ 107, approximately.  We are currently waiting for a conciliatory meeting.

Santander Corredora de Seguros Limitada

i)
In accordance with Circular No.1,160 of the Chilean Securities and Insurance Supervisor, the Company has an insurance policy in connection with its obligations as an intermediary in insurance contracts.

ii)
The company purchased a guarantee policy (No.10022204), and professional liability policy (No.10022208) for its insurance brokers, from the Seguros Generales Consorcio Nacional de Seguros S.A.  The policies have UF 500 and UF 60,000 coverage, respectively, and are valid from April 15, 2012 through April 14, 2013.

iii)	There are lawsuits for UF 27,056; which corresponds mainly to goods given in leasing. Our lawyers have estimated a loss of MCh$51.3. The estimated loss amount is registered under provisions.

Financial Statements 2013 / Banco Santander Chile 87

Banco Santander Chile and Subsidiaries Notes to the Consolidated Intermediate Financial Statements AS OF MARCH 31 2013 AND DECEMBER 31, 2012

NOTE 21
EQUITY

a)	Capital

As of March 31, 2013 and December 31, 2012 the Bank had 188,446,126,794 authorized subscribed fully paid and no par value shares.  All shares have the same rights, and have no preferences of restrictions.

The activity with respect to shares during 2013 and 2012 was as follows:

	SHARES
	As of March 31,	As of December 31
	2013	2012

Issued as of January 1	188,446,126,794	188,446,126,794
Issue of paid shares	-	-
Issue of outstanding shares	-	-
Stock options exercised	-	-
Issued as of	188,446,126,794	188,446,126,794

As of March 31, 2013 and December, 31 2012 the Bank does not have any of its own shares in treasury, nor do any of the consolidated companies.

As of March 31, 2013 the shareholder composition was as follows:

Corporate Name or Shareholder's Name	Shares	ADRs	Total	% of Equity holding

Teatinos Siglo XXI Inversiones Limitada	59,770,481,573	-	59,770,481,573	31.72
Santander Chile Holding S.A.	66,822,519,695	-	66,822,519,695	35.46
J.P. Morgan Chase Bank	-	30,601,072,071	30,601,072,071	16.24
MBI Arbitrage Fondo de Inversion	314,861,257	-	314,861,257	0.17
Banks and stock brokers on behalf of third parties	12,304,180,282	-	12,304,180,282	6.53
AFP on behalf of third parties	10,228,452,188	-	10,228,452,188	5.43
Other minority holders	3,813,765,973	4,590,793,755	8,404,559,728	4.46
Total			188,446,126,794	100.00

Financial Statements 2013 / Banco Santander Chile 88

Banco Santander Chile and Subsidiaries Notes to the Consolidated Intermediate Financial Statements AS OF MARCH 31 2013 AND DECEMBER 31, 2012

NOTE 21
EQUITY, continued

As of December 31, 2012 the shareholder composition was as follows:

Corporate Name or Shareholder's Name	Shares	ADRs	Total	% of Equity holding

Teatinos Siglo XXI Inversiones Limitada	59,770,481,573	-	59,770,481,573	31.72
Santander Chile Holding S.A.	66,822,519,695	-	66,822,519,695	35.46
J.P. Morgan Chase Bank	-	35,111,060,871	35,111,060,871	18.63
BNP Paribas Arbitrage	173,328,889	-	173,328,889	0.09
MBI Arbitrage Fondo de Inversion	495,766,248	-	495,766,248	0.26
Banks and stock brokers on behalf of third parties	12,473,837,817	-	12,473,837,817	6.62
AFP on behalf of third parties	6,346,809,483	-	6,346,809,483	3.37
Other minority holders	3,839,358,209	3,412,964,009	7,252,322,218	3.85
Total			188,446,126,794	100.00

American Depository Receipts (ADR) are certificates issued by a U.S. commercial bank to be traded on the U.S. securities markets.

b)	Dividends

The distribution of dividends is detailed in the chart of the Consolidated Statements of Changes in Equity.

c)	As of March 31, diluted earnings and basic earnings per share were as follows:

	As of March 31,
	2013	2012
	MCh$	MCh$

a) Basic earnings per share
Total attributable to Bank shareholders	80,879	118,355
Weighted average number of outstanding shares	188,446,126,794	188,446,126,794
Basic earnings per share (in Ch$)	0.429	0.628

b) Diluted earnings per share
Total attributable to Bank shareholders	80,879	118,355
Weighted average number of outstanding shares	188,446,126,794	188,446,126,794
Assumed conversion of convertible debt	-	-
Adjusted number of shares	188,446,126,794	188,446,126,794
Diluted earnings per share (in Ch$)	0.429	0.628
As of March 31, 2013 and 2012 there are no potential shares with dilutive effect.

Financial Statements 2013 / Banco Santander Chile 89

Banco Santander Chile and Subsidiaries Notes to the Consolidated Intermediate Financial Statements AS OF MARCH 31 2013 AND DECEMBER 31, 2012

NOTE 21
EQUITY, continued

d)   Other comprehensive income of available for sale investments and cash flow hedges:

	As of March 31,	As of December 31
	2013	2012
	MCh$	MCh$

Available for sale investments
As of January 1	(10,017)	3,043
Gain (losses) on remeasuring available for sale investments, before tax	946	(15,131)
Reclassification adjustments on available for sale investments, before tax	-	-
Realized losses	268	2,071
Subtotals	1,214	(13,060)
Total	(8,803)	(10,017)

Cash flow hedges
As of January 1	5,315	394
Gains (losses) on remeasuring cash flow hedges, before tax	162	4,326
Reclassification adjustments on cash flow hedges, before tax	346	595
Amounts removed from equity and included in carrying amount of non-financial asset (liability) which acquisition or incurrence was hedged as a highly probable transition	-	-
Subtotals	508	4,921
Total	5,823	5,315

Other comprehensive income, before taxes	(2,980)	(4,702)

Income tax related to other comprehensive income components
Income tax relating to available for sale investments	3,023	2,003
Income tax relating to cash flow hedges	(1,165)	(1,063)
Total	1,858	940

Other comprehensive income, net of tax	(1,122)	(3,762)
Attributable to:
Bank shareholders (Equity holders of the Bank)	(1,149)	(3,781)
Non-controlling interest	27	19

Financial Statements 2013 / Banco Santander Chile 90

Banco Santander Chile and Subsidiaries Notes to the Consolidated Intermediate Financial Statements AS OF MARCH 31 2013 AND DECEMBER 31, 2012
NOTE 22
CAPITAL REQUIREMENTS (BASEL)

Pursuant to the Chilean General Banking Law, the Bank must maintain a minimum ratio of effective equity to risk-weighted consolidated assets of 8% net of required allowances, and a minimum ratio of basic equity to consolidated total assets of 3%, net of required allowances. However, as a result of the Bank’s merger in 2002, the SBIF has determined that the Bank’s combined effective equity cannot be lower than 11% of its risk-weighted assets. Effective net equity is defined for these purposes as basic equity (capital and reserves) plus subordinated bonds, up to a maximum of 50% of basic equity.

Assets are allocated to different risk categories, each of which is assigned a weighting percentage according to the amount of capital required to be held for each type of asset. For example, cash, deposits in banks and financial instruments issued by the Central Bank of Chile have a 0% risk weighting, meaning that it is not necessary to hold equity to back these assets according to current regulations. Property, plant and equipment have a 100% risk weighting, meaning that a minimum capital equivalent to 11% of these assets must be held. All derivatives traded off the exchanges are also assigned a risk weighting, using a conversion factor applied to their notional values, to determine the amount of their exposure to credit risk. Off-balance-sheet contingent credits are also included for weighting purposes, as “Credit equivalents.”

According to Chapter 12-1 of the SBIF’s Recopilación Actualizada de Normas [Updated Compilation of Rules] effective January 2010, the SBIF changed existing regulation with the enforcement of Chapter B-3 from the Compendium of Accounting Standards, with changed the risk exposure of contingent allocations from 100% exposition to the following:

Type of contingent loan	Exposure

a) Pledges and other commercial commitments	100%
b) Foreign letters of credit confirmed	20%
c) Letters of credit issued	20%
d) Guarantees	50%
e) Interbank guarantee letters	100%
f) Available lines of credit	50%
h) Other loan commitments
- Higher Education Loans Law No. 20,027	15%
- Other	100%
h) Other contingent loans	100%

Financial Statements 2013 / Banco Santander Chile 91

Banco Santander Chile and Subsidiaries Notes to the Consolidated Intermediate Financial Statements AS OF MARCH 31 2013 AND DECEMBER 31, 2012
NOTE 22
CAPITAL REQUIREMENTS (BASEL), continued:

The levels of basic capital and effective net equity at the close of each period are as follows:

	Consolidated assets		Risk-weighted assets
	As of March 31,	As of December 31,	As of March 31,	As of December 31
	2013	2012	2013	2012
	MCh$	MCh$	MCh$	MCh$

Balance-sheet assets (net of allowances)
Cash and deposits in banks	1,230,201	1,250,414	-	-
Cash items in process of collection	621,562	520,267	78,722	75,429
Trading investments	250,040	338,287	4,028	21,713
Investments under repurchase agreements	-	6,993	-	6,993
Financial derivative contracts (*)	869,366	937,291	728,700	830,133
Interbank loans	139,965	90,527	27,993	18,105
Loans and accounts receivable from customers	18,542,851	18,325,957	16,405,353	16,205,004
Available for sale investments	1,873,478	1,826,158	215,610	200,285
Investments in other companies	8,080	7,614	8,080	7,614
Intangible assets	77,158	87,347	77,158	87,347
Property, plant, and equipment	159,852	162,214	159,852	162,214
Current taxes	19,782	10,227	1,978	1,023
Deferred taxes	187,991	186,407	18,799	18,640
Other assets	585,528	655,217	447,328	402,547
Off-balance-sheet assets
Contingent loans	3,241,376	3,201,028	1,918,277	1,903,368
Total	27,807,230	27,605,947	20,091,878	19,940,415
(*)
“Financial derivative contracts” are presented at their “Credit Equivalent Risk” value as established in Chapter 12-1 of the Recopilación Actualizada de Normas – RAN – (updated compilation of rules) issued by the SBIF.

The levels of basic capital and effective net equity at the close of each period are as follows:

			Ratio
	As of March, 31	As of December 31,	As of March, 31	As of December 31,
	2013	2012	2013	2012
	MCh$	MCh$	%	%

Basic capital	2,194,025	2,135,660	7.89	7.74
Effective net equity	2,790,957	2,735,316	13.89	13.72

Financial Statements 2013 / Banco Santander Chile 92

Banco Santander Chile and Subsidiaries Notes to the Consolidated Intermediate Financial Statements AS OF MARCH 31 2013 AND DECEMBER 31, 2012
NOTE 23
NON-CONTROLLING INTEREST

This item reflects the net amount of the subsidiaries’ net equity attributable to equity instruments which do not belong to the Bank either directly or indirectly, including the part that has been attributed to income for the period.

The non-controlling interest in the subsidiaries and the special purpose entities is summarized as follows:

				Other comprehensive income
As of March 31,2013	Non-controlling	Equity	Income	Available for sale investments	Deferred tax	Total other comprehensive income	Comprehensive income
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Subsidiaries:
Santander Agente de Valores Limitada	0.97	676	21	-	-	-	21
Santander S.A. Sociedad Securitizadora	0.36	3	-	-	-	-	-
Santander S.A. Corredores de Bolsa	49.00	26,144	498	13	(3)	10	508
Santander Asset Management S.A. Administradora General de Fondos	0.02	11	1	-	-	-	1
Santander Corredora de Seguros Limitada	0.25	150	1	-	-	-	1
Subtotals		26,984	521	13	(3)	10	531

Special Purpose Entities:
Bansa Santander S.A.	100.00	2,448	322	-	-	-	322
Santander Gestión de Recaudación y Cobranzas Limitada	100.00	1,998	(507)	-	-	-	(507)
Multinegocios S.A.	100.00	299	55	-	-	-	55
Servicios Administrativos y Financieros Limitada.	100.00	1,473	62	-	-	-	62
Servicios de Cobranzas Fiscalex Limitada	100.00	240	24	-	-	-	24
Multiservicios de Negocios Limitada.	100.00	1,388	89	-	-	-	89
Subtotals		7,846	45	-	-	-	45

Total		34,830	566	13	(3)	10	576

Financial Statements 2013 / Banco Santander Chile 93

Banco Santander Chile and Subsidiaries Notes to the Consolidated Intermediate Financial Statements AS OF MARCH 31 2013 AND DECEMBER 31, 2012

NOTE 23
NON CONTROLLING INTERESTS continued:

The non-controlling interest in equity and the subsidiaries and special purpose entities income as of March 31, 2012 is summarized as follows:

				Other comprehensive income
As of March 31,2012	Non-controlling	Equity	Income	Available for sale investments	Deferred tax	Total other comprehensive income	Comprehensive income
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Subsidiaries:
Santander Agente de Valores Limitada	0.97	590	21	(1)	-	(1)	20
Santander S.A. Sociedad Securitizadora	0.36	3	-	-	-	-	-
Santander S.A. Corredores de Bolsa	49.00	28,176	830	(41)	7	(34)	796
Santander Asset Management S.A. Administradora General de Fondos	0.02	14	1	-	-	-	1
Santander Corredora de Seguros Limitada	0.24	146	3	-	-	-	3
Subtotals		28,929	855	(42)	7	(35)	820

Special Purpose Entities:
Bansa Santander S.A.	100.00	942	(84)	-	-	-	(84)
Santander Gestión de Recaudación y Cobranzas Limitada	100.00	2,167	(165)	-	-	-	(165)
Multinegocios S.A.	100.00	154	4	-	-	-	4
Servicios Administrativos y Financieros Limitada.	100.00	1,174	90	-	-	-	90
Servicios de Cobranzas Fiscalex Limitada	100.00	163	10	-	-	-	10
Multiservicios de Negocios Limitada.	100.00	1,025	81	-	-	-	81
Subtotals		5,625	(64)	-	-	-	(64)

Total		34,554	791	(42)	7	(35)	756

Financial Statements 2013 / Banco Santander Chile 94

Banco Santander Chile and Subsidiaries Notes to the Consolidated Intermediate Financial Statements AS OF MARCH 31 2013 AND DECEMBER 31, 2012
NOTE 24
INTEREST AND ADJUSTMENTS

This item refers to interest earned in the period from the financial assets whose return, whether implicitly or explicitly, is determined by applying the effective interest rate method, regardless of the value at fair value, as well as the reclassifications of products as a consequence of hedge accounting.

a)	For the years ended March 2013 and 2013, the composition of income from interest and inflation adjustments, not including income from hedge accounting, is as follows:

	As of March 31,
	2013				2012
	Interest	Inflation adjustments	Prepaid fees	Total	Interest	Inflation adjustments	Prepaid fees	Total
Items	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Repurchase agreements	377	-	-	377	780	-	-	780
Interbank loans	11	-	-	11	525	-	-	525
Commercial loans	178,218	4,713	1,169	184,100	164,846	36,052	1,188	202,086
Mortgage loans	56,779	6,763	2,875	66,417	55,811	53,202	2,897	111,910
Consumer loans	150,717	205	646	151,568	150,336	1,125	698	152,159
Investment instruments	22,817	68	-	22,885	32,386	1,502	-	33,888
Other interest income	1,012	(957)	-	55	1,225	333	-	1,558

Interest income	409,931	10,792	4,690	425,413	405,909	92,214	4,783	502,906

b)
As it is stated on paragraph i) of Note 1, suspended interests and adjustments that belong to transactions with 90 days or more of default  are recorded in off-balance sheet accounts (out of the Consolidated Statements of Financial Position), as long as these are not effectively collected.

For the years ended March 31, 2013 and, the composition of interest and adjustments expense, excluding expense from hedge accounting, is as follows:

	As of March 31,
	2013				2012
	Interest	Inflation adjustments	Prepaid fees	Total	Interest	Inflation adjustments	Prepaid fees	Total
Off balance sheet	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	17,455	3,565	-	21,019	16,161	4,021	-	20,182
Mortgage loans	4,206	4,407	-	8,613	4,294	6,061	-	10,355
Consumer loans	7,602	831	-	8,434	7,928	958	-	8,885

Total	29,263	8,803	-	38,066	28,382	11,040	-	39,423

Financial Statements 2013 / Banco Santander Chile 95

Banco Santander Chile and Subsidiaries Notes to the Consolidated Intermediate Financial Statements AS OF MARCH 31 2013 AND DECEMBER 31, 2012
NOTE 24
INTEREST INCOME AND EXPENSE, continued:

c)	For the years ended March 31, 2013 and 2012, the composition of interest and adjustments expense, excluding expense from hedge accounting, is as follows:

	As of March 31,
	2013				2012
	Interest	Inflation adjustments	Prepaid fees	Total	Interest	Inflation adjustments	Prepaid fees	Total
Items	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Demand deposits	(1,511)	(33)	-	(1,544)	(686)	(255)	-	(941)
Repurchase agreements	(2,376)	-	-	(2,376)	(5,623)	-	-	(5,623)
Time deposits and liabilities	(110,351)	(1,159)	-	(111,510)	(103,772)	(21,681)	-	(125,453)
Interbank loans	(5,884)	-	-	(5,884)	(7,396)	(8)	-	(7,404)
Issued debt instruments	(41,358)	(3,141)	-	(44,499)	(43,871)	(28,194)	-	(72,065)
Other financial liabilities	(1,183)	(42)	-	(1,225)	(1,222)	(393)	-	(1,615)
Other interest expense	(575)	(16)	-	(591)	(615)	(1,445)	-	(2,060)
Interest expense total	(163,238)	(4,391)	-	(167,629)	(163,185)	(51,976)	-	(215,161)

d)       For the years ended March 31, 2013 and 2012, the composition of net interest income is as follows:

	As of March 31,
	2013	2012
Items	MCh$	MCh$

Interest income	425,413	502,906
Interest expense	(167,629)	(215,161)

Interest income	257,784	287,745

Income from hedge accounting (net)	(11,303)	(21,673)

Total net interest income	246,481	266,072

Financial Statements 2013 / Banco Santander Chile 96

Banco Santander Chile and Subsidiaries Notes to the Consolidated Intermediate Financial Statements AS OF MARCH 31 2013 AND DECEMBER 31, 2012
NOTE 25
FEES AND COMMISSIONS

This item includes the amount of fees earned and paid in the period, except for those which are an integral part of the financial instrument’s effective interest rate:

	As of March 31,
	2013	2012
	MCh$	MCh$

Fee and commission income
Fees and commissions for lines of credits and overdrafts	1,991	2,449
Fees and commissions for guarantees and letters of credit	7,408	6,935
Fees and commissions for card services	32,650	32,415
Fees and commissions for management of accounts	7,128	7,238
Fees and commissions for collections and payments	11,325	15,802
Fees and commissions for intermediation and management of securities	2,987	3,355
Fees and commissions for investments in mutual funds or others	8,390	8,609
Insurance brokerage fees	5,746	8,186
Office banking	3,489	3,080
Other fees earned	6,414	2,866
Total	87,528	90,935

	As of March 31,
	2013	2012
	MCh$	MCh$

Fee and commission expense
Compensation for card operation	(19,543)	(17,398)
Fees and commissions for securities transactions	(1,191)	(1,373)
Office banking and other fees	(2,540)	(3,473)
Total	(23,274)	(22,244)

Net fees and commissions income	64,254	68,691

The fees earned in transactions with letters of credit are recorded in the line item “Interest income” in the Consolidated Statement of Income.

Financial Statements 2013 / Banco Santander Chile 97

Banco Santander Chile and Subsidiaries Notes to the Consolidated Intermediate Financial Statements AS OF MARCH 31 2013 AND DECEMBER 31, 2012

NOTE 26
OTHER INCOME FROM FINANCIAL OPERATIONS

This item includes the adjustments for changes in financial instruments, except for interest attributable to the application of the effective interest rate method for adjustments to asset values, as well as the income earned in purchases and sales of financial instruments.

As of March 31, 2013 and 2012, the detail of income from financial operations is as follows:

	As of March 31,
	2013	2012
	MCh$	MCh$

Net income from financial operations
Trading derivatives	(27,145)	(50,009)
Trading investments	9,241	13,247
Sale of loans and accounts receivables from customers
Current portfolio (Note 11)	(82)	720
Charged-off portfolio (Note 11)	57	2,608
Available for sale investments	1,073	(1,058)
Other income from financial operations (*)	(17)	296
Total	(16,873)	(34,196)

NOTE 27
NET FOREIGN EXCHANGE INCOME

This item includes the income earned from foreign currency trading, differences arising from converting monetary items in a foreign currency to the functional currency, and those generated by non-monetary assets in a foreign currency at the time of their sale.

As of March 31, 2013 and 2012, the detail of foreign exchange income is as follows:

	As of March 31,
	2013	2012
	MCh$	MCh$

Currency exchange differences
Net profit (loss) from currency exchange differences	63,918	204,320
Hedging derivatives:	(23,770)	(148,040)
Income from adjustable assets in foreign currency	(1,119)	(3,289)
Income from adjustable liabilities in foreign currency	106	508
Total	39,135	53,499

Financial Statements 2013 / Banco Santander Chile 98

Banco Santander Chile and Subsidiaries Notes to the Consolidated Intermediate Financial Statements AS OF MARCH 31 2013 AND DECEMBER 31, 2012
NOTE 28
PROVISION FOR LOAN LOSSES

a)      The 2013 and 2012 activity for provision for loan losses recorded on the Statement of Income is as follows:

		Loans and accounts receivable from customers						Total
As of March 31,2013	Interbank loans Individual	Commercial loans		Mortgage loans	Consumer loans	Contingent loans
		Individual	Group	Group	Group	Individual	Group
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Charged-off loans, net of provisions:	-	(1,067)	(13,480)	(4,198)	(32,154)	-	-	(50,899)
Provisions established	(50)	(12,911)	(9,859)	(5,947)	(39,930)	(1,879)	(338)	(70,914)
Total provisions and charge-offs	(50)	(13,978)	(23,339)	(10,145)	(72,084)	(1,879)	(338)	(121,813)
Provisions released	16	5,400	2,021	2,258	6,575	330	1,804	18,404
Recovery of loans previously charged off	-	594	2,025	966	6,966	-	-	10,551
Net charge to income	(34)	(7,984)	(19,293)	(6,921)	(58,543)	(1,549)	1,466	(92,858)

		Loans and accounts receivable from customers						Total
As of March 31,2012	Interbank loans Individual	Commercial loans		Mortgage loans	Consumer loans	Contingent loans
		Individual	Group	Group	Group	Individual	Group
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Charged-off loans, net of provisions:	-	(1,281)	(10,479)	(2,043)	(6,049)	-	-	(19,852)
Provisions established	(262)	(14,471)	(5,801)	(2,805)	(60,830)	(580)	(476)	(85,225)
Total provisions and charge-offs	(262)	(15,752)	(16,280)	(4,848)	(66,879)	(580)	(476)	(105,077)
Provisions released	1	8,717	6,514	1,917	3,165	509	1,025	21,848
Recovery of loans previously charged off	-	412	1,267	441	2,828	-	-	4,948
Net charge to income	(261)	(6,623)	(8,499)	(2,490)	(60,886)	(71)	549	(78,281)

Charged-off loans, net of provisions:

	Loans and accounts receivable from customers
As of March 31,2013	Commercial loans		Mortgage loans	Consumer loans
	Individual	Group	Group	Group	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Charged-off loans	2,460	18,379	5,116	70,021	95,976
Provisions used	(1,393)	(4,899)	(918)	(37,867)	(45,077)
Charged-off loans, net of provisions	1,067	13,480	4,198	32,154	50,899

	Loans and accounts receivable from customers
As of March 31,2012	Commercial loans		Mortgage loans	Consumer loans
	Individual	Group	Group	Group	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Charged-off loans	8,204	14,729	2,525	58,944	84,402
Provisions used	(6,923)	(4,250)	(482)	(52,895)	(64,549)
Charged-off loans, net of provisions:	1,281	10,479	2,043	6,049	19,852

Financial Statements 2013 / Banco Santander Chile 99

Banco Santander Chile and Subsidiaries Notes to the Consolidated Intermediate Financial Statements AS OF MARCH 31 2013 AND DECEMBER 31, 2012
NOTE 29
PERSONNEL SALARIES AND EXPENSES

a)	Composition of personnel salaries and expenses

	As of March 31,
	2013	2012
	MCh$	MCh$

Personnel compensation	43,886	40,950
Bonuses or gratifications	16,421	17,606
Stock-based benefits	54	450
Seniority compensation:	2,363	1,921
Pension plans	162	275
Training expenses	543	463
Day care and kindergarten	655	602
Health funds	800	864
Welfare fund	20	115
Other personnel expenses	6,629	6,154
Total	71,533	69,400

Financial Statements 2013 / Banco Santander Chile 100

Banco Santander Chile and Subsidiaries Notes to the Consolidated Intermediate Financial Statements AS OF MARCH 31 2013 AND DECEMBER 31, 2012
NOTE 30
ADMINISTRATIVE EXPENSES

As of March 31, 2013 and 2012 the composition of the item is as follows:

	As of March 31,
	2013	2012
	MCh$	MCh$

General administrative expenses	29,130	25,565
Maintenance and repair of property, plant and equipment	4,086	3,272
Office lease	4,881	4,447
Equipment lease	25	115
Insurance payments	811	614
Office supplies	900	1,533
IT and communication expenses	6,484	5,706
Lighting, heating, and other utilities	970	1,108
Security and valuables transport services	4,088	3,042
Representation and personnel travel expenses	1,295	1,212
Judicial and notarial expenses	2,525	1,239
Fees for technical reports	932	782
Fees for professional services	634	1,486
Other general administrative expenses	1,499	1,009
Outsourced services	12,789	11,577
Data processing	6,724	6,540
Products sale	3,081	2,878
Other	2,984	2,159
Board expenses	272	381
Board members’ compensation	269	262
Board expenses	3	119
Marketing expenses	3,233	3,901
Taxes, payroll taxes, and contributions	2,607	2,660
Real estate taxes	372	446
Patents	477	481
Other taxes	1	7
Contributions to SBIF	1,758	1,726
Total	48,032	44,084

Financial Statements 2013 / Banco Santander Chile 101

Banco Santander Chile and Subsidiaries Notes to the Consolidated Intermediate Financial Statements AS OF MARCH 31 2013 AND DECEMBER 31, 2012
NOTE 31
DEPRECIATION, AMORTIZATION AND IMPAIRMENT

a)	The values of depreciation, amortization and impairment charges during the March 2013 and 2012 periods are detailed below:

	As of March 31,
	2013	2012
	MCh$	MCh$

Depreciation and amortization
Depreciation of property, plant, and equipment	(5,325)	(5,131)
Amortizations of Intangible assets	(10,328)	(6,941)
Total depreciation and amortization	(15,653)	(12,072)
Impairment of property, plant, and equipment	(27)	(54)
Total	(15,680)	(12,126)

As of March 31, 2013 the costs for Property, plant, and equipment impairment total Ch$ 27 million, mainly due to damages to ATMs (Ch$ 54 million as of March 31, 2012).

b)	The reconciliation between the book values and balances as of March 31, 2013 and 2012 is as follows:

	Depreciation and amortization
	2013
	Property, plant, and equipment	Intangible assets	Total
	MCh$	MCh$	MCh$

Balances as of January 1, 2013	(105,150)	(146,653)	(251,803)
Depreciation and amortization charges in the period	(5,325)	(10,328)	(15,653)
Sales and disposals in the period	1	-	1
Other	-	-	-
Balances as of March 31, 2013	(110,474)	(156,981)	(267,455)

	Depreciation and amortization
	2012
	Property, plant, and equipment	Intangible assets	Total
	MCh$	MCh$	MCh$

Balances as of January 1, 2012	(84,230)	(111,479)	(195,709)
Depreciation and amortization charges in the period	(21,195)	(35,174)	(56,369)
Sales and disposals in the period	275	-	275
Other	-	-	-
Balances as of March 31, 2012	(105,150)	(146,653)	(251,803)

Financial Statements 2013 / Banco Santander Chile 102

Banco Santander Chile and Subsidiaries Notes to the Consolidated Intermediate Financial Statements AS OF MARCH 31 2013 AND DECEMBER 31, 2012
NOTE 32
OTHER OPERATING INCOME AND EXPENSES

a)	Other operating expenses are comprised of the following components:

	As of March 31,
	2013	2012
	MCh$	MCh$

Income from assets received in lieu of payment
Income from sale of assets received in lieu of payment	1,544	501
Recovery of charge-offs and income from assets received in lieu of payment	2,713	2,798
Subtotals	4,257	3,299
Income from sale of investments in other companies
Gain on sale of investments in other companies	-	-
Subtotals	-	-
Other income
Leases	26	19
Income from sale of property, plant and equipment (1)	109	481
Recovery of provisions for contingencies	-	-
Compensation from insurance companies due to damages	73	133
Dividends received from share in other companies	-	-
Other	104	50
Subtotals	312	683

Total	4,569	3,982

(1) As of March 31, 2013 there were no offices' sales.

Financial Statements 2013 / Banco Santander Chile 103

Banco Santander Chile and Subsidiaries Notes to the Consolidated Intermediate Financial Statements AS OF MARCH 31 2013 AND DECEMBER 31, 2012
NOTE 32
OTHER OPERATING INCOMES AND EXPENSES continued:

b)       Other operating expenses are detailed as follows:

	As of March 31,
	2013	2012
	MCh$	MCh$
Provisions and expenses for assets received in lieu of payment
Charge-offs of assets received in lieu of payment	1,769	2,519
Provisions for assets received in lieu of payment	799	1,124
Expenses for maintenance of assets received in lieu of payment	597	698
Subtotals	3,165	4,341

Credit card expenses
Credit card expenses	464	172
Credit card memberships	1,461	1,057
Subtotals	1,925	1,229

Customer services	2,009	2,241

Other expenses
Operating charge-offs	1,228	1,949
Life insurance and general product insurance policies	1,705	1,668
Additional tax on expenses paid overseas	690	940
Provisions for contingencies	1,744	1,994
Other	1,799	2,003
Subtotals	7,165	8,554

Total	14,263	16,365

Financial Statements 2013 / Banco Santander Chile 104

Banco Santander Chile and Subsidiaries Notes to the Consolidated Intermediate Financial Statements AS OF MARCH 31 2013 AND DECEMBER 31, 2012
NOTE 33
TRANSACTIONS WITH RELATED PARTIES

In addition to Affiliates and associated entities, the Bank’s “related parties” include its “key personnel” from the executive staff (members of the Bank’s Board and the Managers of Banco Santander Chile and its Affiliates, together with their close relatives), as well as the entities over which the key personnel could exercise significant influence or control.

The Bank also considers the companies that are part of the Santander Group worldwide as related parties, given that all of them have a common parent, i.e., Banco Santander S.A. (located in Spain).

Article 89 of the Ley de Sociedades Anónimas (Public Companies Act), which is also applicable to banks, provides that any transaction with a related party must be made under equitable conditions similar to those that customarily prevail in the market.

Moreover, Article 84 of the Ley General de Bancos (General Banking Act) establishes limits for loans that can be granted to related parties and prohibits lending to the Bank’s directors, managers, or representatives.

Transactions between the Bank and its related parties are specified below. To facilitate comprehension, we have divided the information into four categories:

Santander Group Companies

This category includes all the companies that are controlled by the Santander Group around the world, and hence, it also includes the companies over which the Bank exercises any degree of control (Affiliates and special-purpose entities).

Associated companies

This category includes the entities over which the Bank, in accordance with section b) of Note 1 to these Financial Statements, exercises a significant degree of influence and which generally belong to the group of entities known as “business support companies.”

Key personnel

This category includes members of the Bank’s Board and the managers of Banco Santander Chile and its Affiliates, together with their close relatives.

Other

This category encompasses the related parties that are not included in the groups identified above and which are, in general, entities over which the key personnel could exercise significant influence or control.

The terms for transactions with related parties are equivalent to those which prevail in transactions made under market conditions or to which the corresponding considerations in kind have been attributed.

Financial Statements 2013 / Banco Santander Chile 105

Banco Santander Chile and Subsidiaries Notes to the Consolidated Intermediate Financial Statements AS OF MARCH 31 2013 AND DECEMBER 31, 2012
NOTE 33
TRANSACTIONS WITH RELATED PARTIES, continued:

a)      Loans to related parties:

Below are loans and receivables, and contingent loans, corresponding to related entities:

	As of March 31,				As of December 31
	2013				2012
	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Loans and accounts receivables
Commercial loans	46,375	1,018	3,028	57,863	46,790	668	2,910	57,723
Mortgage loans	-	-	14,968	-	-	-	15,089	-
Consumer loans	-	-	1,853	-	-	-	1,513	-
Loans and accounts receivables	46,375	1,018	19,849	57,863	46,790	668	19,512	57,723

Allowance for loan losses	(331)	(3)	(23)	(9)	(329)	(3)	(39)	(9)
Net loans	46,044	1,015	19,826	57,854	46,461	665	19,473	57,714

Guarantees	51,981	-	17,356	2,333	9	-	17,909	1,349

Contingent loans
Personal guarantees	-	-	-	-	-	-	-	-
Letters of credit	23,613	-	-	-	25,697	-	-	-
Guarantees	64,016	-	-	1,152	34,897	-	-	1,443
Contingent loans	87,629	-	-	1,152	60,594	-	-	1,443

Allowance for contingent loans	(7)	-	-	(2)	(15)	-	-	(2)

Net contingent loans	87,622	-	-	1,150	60,579	-	-	1,441

The activity of loans to related parties during the years 2013 and 2012 is shown below:

	As of March 31,				As of December 31
	2013				2012
	Companies	Associated	Key		Companies	Associated	Key
	of the Group	companies	personnel	Other	of the Group	companies	personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Opening balances as of January 1,	107,384	668	19,512	59,166	52,673	663	19,698	63,081
Loans granted	38,039	363	1,521	1,313	78,586	21	6,132	10,927
Loans payments	(11,419)	(12)	(1,184)	(1,464)	(23,875)	(16)	(6,318)	(14,842)

Total	134,004	1,019	19,849	59,015	107,384	668	19,512	59,166

Financial Statements 2013 / Banco Santander Chile 106

Banco Santander Chile and Subsidiaries Notes to the Consolidated Intermediate Financial Statements AS OF MARCH 31 2013 AND DECEMBER 31, 2012
NOTE 33
TRANSACTIONS WITH RELATED PARTIES, continued:

b)       Assets and liabilities with related parties

	As of March 31,				As of December 31
	2013				2012
	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Assets
Cash and deposits in banks	22,261	-	-	-	5,357	-	-	-
Trading investments	-	-	-	-	-	-	-	-
Investments under repurchase agreements	-	-	-	-	-	-	-	-
Financial derivative contracts	700,303	-	-	-	526,734	-	-	-
Available for sale investments	-	-	-	-	-	-	-	-
Other assets	798	-	-	-	4,339	-	-	-

Liabilities
Deposits and other demand liabilities	35,673	2,605	3,179	10,230	65,386	2,563	2,286	17,211
Obligations under repurchase agreements	87,734	-	-	-	92,862	-	-	-
Time deposits and other time liabilities	100,369	164	3,896	123,423	97,449	373	2,842	39,193
Financial derivative contracts	526,652	-	-	-	387,903	-	-	-
Issued debt instruments	78,396	-	-	-	67,368	-	-	-
Other financial liabilities	224,816	-	-	-	103,207	-	-	-
Other liabilities	1,463	-	-	-	1,241	-	-	-

c)	Income (expenses) recorded due to transactions with related parties

	As of March 31,
	2013				2012
	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Income (expense) recorded
Income and expenses from interest and inflation	(2,240)	12	189	(782)	(4,433)	13	345	(549)
Income and expenses from fees and services	-	15	38	52	(1)	9	30	33
Net income from financial operations and foreign exchange transactions (*)	104,693	-	(2)	661	(54,775)	-	-	3,331
Other operating revenues and expenses	175	-	-	-	157	-	-	-
Key personnel compensation and expenses	-	-	(7,727)	-	-	-	(8,764)	-
Administrative and other expenses	(7,205)	(6,712)	-	-	(5,787)	(6,284)	-	-

Total	95,423	(6,685)	(7,502)	(69)	(64,839)	(6,262)	(8,389)	2,815

(*)	It corresponds to derivative contracts used to financially cover exchange risk of assets and liabilities that cover positions of the Bank and its subsidiaries.

Financial Statements 2013 / Banco Santander Chile 107

Banco Santander Chile and Subsidiaries Notes to the Consolidated Intermediate Financial Statements AS OF MARCH 31 2013 AND DECEMBER 31, 2012
NOTE 33
TRANSACTIONS WITH RELATED PARTIES, continued:

d)	Payments to Board members and key management personnel

The compensation received by the key management personnel, including Board members and all the executives holding Manager positions, shown in the “Personnel salaries and expenses” and/or “Administrative expenses” items of the Consolidated Statement of Income, corresponds to the following categories:

	As of March 31,
	2013	2012
	MCh$	MCh$

Personnel compensation	4,317	4,061
Board members’ salaries and expenses	269	262
Bonuses or gratifications	2,733	2,869
Compensation in stock	54	388
Training expenses	10	15
Seniority compensation	3	746
Health funds	73	71
Other personnel expenses	106	79
Pension plans	162	273

Total	7,727	8,764

e)	Composition of key personnel

As of March 31, 2013 and December 31, 2012 the composition of the Bank’s key personnel is as follows:

Position	No. of executives
	As of March 31, 2013	As of December 31 2012

Director	13	13
Division manager	18	19
Department manager	84	85
Manager	63	63

Total key personnel	178	180

Financial Statements 2013 / Banco Santander Chile 108

Banco Santander Chile and Subsidiaries Notes to the Consolidated Intermediate Financial Statements AS OF MARCH 31 2013 AND DECEMBER 31, 2012
NOTE 34
FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

Fair value is defined as the amount at which a financial instrument (asset or liability) could be delivered or settled, respectively, on a given date between two independent knowledgeable parties who act freely and prudently (i.e., not in a forced or liquidation sale). The most objective and customary reference for the fair value of an asset or liability is the quoted price that would be paid for it on a transparent organized market (“estimated fair value”).

For financial instruments with no available market prices, fair values have been estimated by using recent transactions in analogous instruments, and in the absence thereof, the present values or other valuation techniques based on mathematical valuation models sufficiently accepted by the international financial community. In the use of these models, consideration is given to the specific particularities of the asset or liability to be valued, and especially to the different kinds of risks associated with the asset or liability.

These techniques are inherently subjective and are significantly influenced by the assumptions used, including the discount rate, the estimates of future cash flows and prepayment expectations. Hence, the fair value estimated for an asset or liability may not coincide exactly with the price at which that asset or liability could be delivered or settled on the date of its valuation, and may not be justified in comparison with independent markets.

Measurement of fair value and hierarchy

IAS 39 provides a hierarchy of reasonable value which separates the inputs and/or valuation technique assumptions used to measure the fair value of financial instruments. The hierarchy reflects the significance of the inputs used in making the measurement. The three levels of the hierarchy of fair values are the following:

Level 1: In quoted prices on active markets for identical assets and liabilities.
Level 2: inputs other than the quoted prices included in level 1 that are observable for assets or liabilities, either directly or indirectly; and
Level 3: inputs for the asset or the liability that are not based on observable market data.

The hierarchy level within which the fair value measurement is categorized in its entirely is determined based on the lowest level of input that is significant to fair value the measurement in its entirety.

The best evidence of a financial instrument’s fair value at the initial time is the transaction price (Level 1).

In cases where quoted market prices cannot be observed, Management makes its best estimate of the price that the market would set using its own internal models which in most cases use data based on observable market parameters as significant input (Level 2) and, in very specific cases, significant inputs not observable in market data (Level 3).

Financial instruments at fair value and determined by quotations published in active markets (Level 1) include:

- Chilean Government and Department of Treasure bonds

In the case instruments that cannot be totally observed in the market, price is established based on other observable prices (level 2).

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Banco Santander Chile and Subsidiaries Notes to the Consolidated Intermediate Financial Statements AS OF MARCH 31 2013 AND DECEMBER 31, 2012
NOTE 34
FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES continued:

The following financial instruments are classified under Level 2:

Type of financial instrument	Model used in valuation	Description
•Mortgage and private bonds	Present Value Model
IRR are provided by Riskamerica, according to the following criterion:
If, at the valuation day, there are one or more valid transactions at the Santiago Stock Exchange for a given mnemotechnic, the reported rate is the weighted average by the amount of observed rates.
In case there are no valid transactions for a given mnemotechnic on valuation day, the reported rate is IRR base from a reference structure, plus a spread model based on historical spread for the same item or similar ones.

•Time deposits	Present Value Model
IRR are provided by Riskamerica, according to the following criterion:
If, at the valuation day, there are one or more valid transactions at the Santiago Stock Exchange for a given mnemotechnic, the reported rate is the weighted average by the amount of observed rates.
In case there are no valid transactions for a given mnemotechnic on valuation day, the reported rate is IRR base from a reference structure, plus a spread model based on issuer curves.

•Constant Maturity Swaps (CMS), FX and Inflation Forward (Fwd) , Cross Currency Swaps (CCS), Interest Rate Swap (IRS)	Present Value Model
IRR are provided by ICAP, GFI, Tradition, and Bloomberg according to this criterion:
With published market prices, a valuation curve is created by the bootstrapping method and is then used to value different derivative instruments.

•FX Options	Black-Scholes
Formula adjusted by volatility smile Prices (volatility) are provided by BGC Partners, according to this criterion:
With published market prices, a volatility surface is created by interpolation and then these volatilities are used to value options.

In limited occasions significant inputs not observable in market data are used (Level 3). To carry out this estimate, several techniques are used, including extrapolation of observable market data or a mix of observable data.

The following financial instruments are classified under Level 3:

Type of financial instrument	Model used in valuation	Description
•Caps/Floors/Swaptions	Black Normal Model for Cap/Floors and Swaptions	There is no observable input of implicit volatility.
•UF options	Black – Scholes	There is no observable input of implicit volatility.
•Cross currency swap with window	Hull-White	Hybrid HW model for rates and Brownian motion for FX There is no observable input of implicit volatility.
•CCS (special contracts)	Implicit Forward Rate Agreement (FRA)	Start Fwd unsupported by MUREX (platform) due to the UF forward estimate.
•Cross currency swap, Interest rate swap, Call money swap in Tasa Activa Bancaria (Active Bank Rate) TAB,	Other	Validation obtained by using the interest curve and interpolating at flow maturities, but TAB is not a directly observable variable and is not correlated to any market input.
•Bonds (in our case, low liquidity bonds)		Valuated by using similar instrument prices plus a charge/off rate by liquidity.

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Banco Santander Chile and Subsidiaries Notes to the Consolidated Intermediate Financial Statements AS OF MARCH 31 2013 AND DECEMBER 31, 2012
NOTE 34
FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES continued:

The following table presents the assets and liabilities that are measured at fair value on a recurrent basis, as of March 31, 2013 and December 31, 2012:

	Fair value measurement
March 31,	2013	Level 1	Level 2	Level 3
	MCh$	MCh$	MCh$	MCh$

Assets
Trading investments	250,040	248,706	1,334	-
Available for sale investments	1,873,478	984,196	888,051	1,231
Derivatives	1,292,953	-	1,235,951	57,002
Total	3,416,471	1,232,902	2,125,336	58,233

Liabilities
Derivatives	1,183,865	-	1,182,562	1,303
Total	1,183,865	-	1,182,562	1,303

	Fair value measurement
December 31,	2012	Level 1	Level 2	Level 3
	MCh$	MCh$	MCh$	MCh$

Assets
Trading investments	338,287	334,756	3,531	-
Available for sale investments	1,826,158	1,020,904	803,895	1,359
Derivatives	1,293,212	-	1,231,422	61,790
Total	3,457,657	1,355,660	2,038,848	63,149

Liabilities
Derivatives	1,146,161	-	1,145,055	1,106
Total	1,146,161	-	1,145,055	1,106

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Banco Santander Chile and Subsidiaries Notes to the Consolidated Intermediate Financial Statements AS OF MARCH 31 2013 AND DECEMBER 31, 2012

NOTE 34
FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES continued:

The following table presents the Bank’s activity for assets and liabilities measured at fair value on a recurrent basis using unobserved significant entries (Level 3) as of December 31, 2013 and 2012:

	Assets	Liabilities
	MCh$	MCh$

As of January 1, 2013	63,149	(1,106)

Total realized and unrealized profits (losses):
Included in statement of income	(4,788)	(197)
Included in comprehensive income	(128)	-
Purchases, issuances, and allocations (net)	-	-
As of March 31,2013	58,233	(1,303)

Profits or losses included in income for 2013 that are attributable to change in unrealized profits (losses) related to assets or liabilities as of March 31, 2013	(4,916)	(197)

	Assets	Liabilities
	MCh$	MCh$

As of January 1, 2012	83,483	(1,369)

Total realized and unrealized profits (losses):
Included in statement of income	(7,630)	(246)
Included comprehensive income	(251)	-
Purchases, issuances, and allocations (net)	-	-
As of March 31,2012	75,602	(1,615)

Total profits or losses included in income for 2012 that are attributable to change in unrealized profits (losses) related to assets or liabilities as of March 31, 2012	(7,881)	(246)

The realized and unrealized profits (losses) included in income for 2013 and 2012, in the assets and liabilities measured at fair value on a recurrent basis through unobservable market data (Level 3) are recorded in the Statement of Income in the line item.

The potential effect as of March 31, 2013 and 2012 on the valuation of assets and liabilities measured at fair value on a recurrent basis through unobservable significant market data (level 3), generated by changes in the main assumptions if other reasonably possible assumptions that are less or more favorable were used, it is not considered by the Bank to be significant.

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Banco Santander Chile and Subsidiaries Notes to the Consolidated Intermediate Financial Statements AS OF MARCH 31 2013 AND DECEMBER 31, 2012
NOTE 35
SUBSEQUENT EVENTS

Between March 1, 2013  and the date on which these Financial Statements were issued (April 15, 2013), no other events have occurred which could significantly affect their interpretation.

FELIPE CONTRERAS FAJARDO Accounting Manager	CLAUDIO MELANDRI HINOJOSA Chief Executive Officer

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